                                                Filed Pursuant to Rule 424(b)(4)
                                                     Registration No. 333-33979


PROSPECTUS


                                8,584,482 Shares


                                  [COHO LOGO]
                                  COMMON STOCK
                            ------------------------

  OF THE 8,584,482 SHARES OF COMMON STOCK OFFERED HEREBY, 5,000,000 SHARES ARE
   BEING SOLD BY COHO ENERGY, INC. AND 3,584,482 SHARES ARE BEING SOLD BY THE SELLING SHAREHOLDERS. SEE "PRINCIPAL AND SELLING SHAREHOLDERS." THE COMPANY WILL
 NOT RECEIVE ANY PROCEEDS FROM THE SALE OF SHARES BY THE SELLING SHAREHOLDERS. THE COMMON STOCK IS QUOTED ON THE NASDAQ STOCK MARKET UNDER THE SYMBOL "COHO." ON SEPTEMBER 29, 1997, THE REPORTED LAST SALE PRICE OF THE COMMON STOCK ON THE
                   NASDAQ STOCK MARKET WAS $11.00 PER SHARE.



CONCURRENTLY WITH THIS OFFERING OF THE SHARES OF COMMON STOCK (THIS "OFFERING"),
  THE COMPANY IS OFFERING $150 MILLION IN AGGREGATE PRINCIPAL AMOUNT OF 8 7/8% SENIOR SUBORDINATED NOTES DUE 2007 (THE "DEBT OFFERING" AND, TOGETHER WITH THIS OFFERING, THE "OFFERINGS"). THE CLOSING OF THIS OFFERING IS NOT CONDITIONED UPON
 THE CLOSING OF THE DEBT OFFERING. THE COMMON STOCK OFFERED HEREBY IS NOT BEING
                          OFFERED FOR SALE IN CANADA.

                            ------------------------
     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR INFORMATION THAT SHOULD BE
                      CONSIDERED BY PROSPECTIVE INVESTORS.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.
                            ------------------------


                             PRICE $10 1/2 A SHARE

                            ------------------------


                                                     UNDERWRITING                                   PROCEEDS TO
                                PRICE TO             DISCOUNTS AND           PROCEEDS TO              SELLING
                                 PUBLIC             COMMISSIONS(1)           COMPANY(2)            SHAREHOLDERS
                                --------            --------------           -----------           ------------
Per Share................        $10.50                  $.55                   $9.95                  $9.95
Total(3).................      $90,137,061            $4,721,465             $49,750,000            $35,665,596


------------

(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriters."

(2) Before deducting expenses estimated at $650,000, all of which are payable by the Company.


(3) The Selling Shareholders have granted to the Underwriters an option, exercisable within 30 days of the date hereof, to purchase up to an aggregate of 1,287,672 additional Shares of Common Stock at the price to public less underwriting discounts and commissions for the purpose of covering over-allotments, if any. If the Underwriters exercise such option in full, the total price to public, underwriting discounts and commissions and proceeds to Selling Shareholders will be $103,657,617, $5,429,685 and $48,477,932, respectively. See "Underwriters."

                            ------------------------


     The Shares are offered, subject to prior sale, when, as and if accepted by the Underwriters named herein and subject to approval of certain legal matters by Cravath, Swaine & Moore, counsel for the Underwriters. It is expected that delivery of the Shares will be made on or about October 3, 1997 at the office of Morgan Stanley & Co. Incorporated, New York, N.Y., against payment therefor in immediately available funds.

                            ------------------------
MORGAN STANLEY DEAN WITTER
           JEFFERIES & COMPANY, INC.
                        PRUDENTIAL SECURITIES INCORPORATED
                                                               SMITH BARNEY INC.


September 29, 1997

                                    COHO MAP
                             ---------------------

     CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK. SPECIFICALLY, THE UNDERWRITERS MAY OVERALLOT IN CONNECTION WITH THIS OFFERING AND MAY BID FOR AND PURCHASE SHARES OF THE COMMON STOCK IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

     IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ STOCK MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION M. SEE "UNDERWRITERS."

     NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THE PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.
                             ---------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Incorporation of Certain Documents by
  Reference...........................    3
Prospectus Summary....................    4
Risk Factors..........................   10
Forward-Looking Statements............   14
Debt Offering.........................   15
Price Range of Common Stock...........   15
Dividend Policy.......................   15
Use of Proceeds.......................   16
Capitalization........................   16
Selected Consolidated Financial
  Data................................   17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18



                                        PAGE
                                        ----
Business and Properties...............   26
Management............................   41
Principal and Selling Shareholders....   43
Description of Capital Stock..........   44
Description of Certain Indebtedness...   46
Certain United States Tax Consequences
  to Non-United States Holders........   47
Underwriters..........................   50
Legal Matters.........................   52
Experts...............................   52
Available Information.................   52
Glossary..............................   54
Index of Financial Statements.........  F-1
Summary Reserve Report................  A-1


                             ---------------------

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     Incorporated by reference in this Prospectus are the following documents previously filed with the Securities and Exchange Commission (the "Commission"):
(i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996; and (ii) the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997.

     All documents subsequently filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15 (d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prior to the termination of the offering made by this Prospectus shall be deemed to be incorporated herein by reference and to be a part hereof from the date of the filing of such documents. Any statement contained hereunder or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, therein or in any other subsequently filed document that also is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all documents incorporated by reference herein (other than exhibits and schedules to such documents unless such exhibits or schedules are specifically incorporated by reference in such documents). Such request should be directed to Coho Energy, Inc., 14785 Preston Road, Suite 860, Dallas, TX 75240 (telephone: (972) 774-8300), Attention: Mr. Jeffrey Clarke.

                               PROSPECTUS SUMMARY

     The following information should be read in conjunction with, and is qualified in its entirety by reference to, the more detailed information and the Consolidated Financial Statements appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the Underwriters' over-allotment option is not exercised. References in this Prospectus to the "Company" or "Coho" refer to Coho Energy, Inc., its subsidiaries and their predecessors, or any of them, depending on the context. Certain information contained in this summary and elsewhere in this Prospectus, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth herein under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus. Certain oil and gas industry terms used in this Prospectus are defined under the caption "Glossary" elsewhere in this Prospectus.

                                  THE COMPANY

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.84 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Relatively Low-Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.


     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped crude oil and natural gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.


     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

RECENT DEVELOPMENTS


     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three crude oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.


     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the 1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has to date produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately 5 MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston-depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

                                  THE OFFERING


Common Stock offered by the Company...............  5,000,000 shares

Common Stock offered by the Selling
  Shareholders....................................  3,584,482 shares

         Total....................................  8,584,482 shares

Common Stock to be outstanding after this
  Offering........................................  25,443,899 shares*

Concurrent Offering...............................  Concurrent with this Offering, the Company is offering $150 million aggregate principal amount
                                                    of its 8 7/8% Senior Subordinated Notes Due 2007
                                                    by a separate prospectus. The closing of the Debt
                                                    Offering is conditioned upon the closing of this
                                                    Offering; however, the closing of this Offering is
                                                    not conditioned upon the closing of the Debt
                                                    Offering.

Use of Proceeds...................................  The net proceeds of this Offering are intended to be used to fund a portion of the Company's capital
                                                    expenditure program. Initially, however, such
                                                    proceeds will be used to reduce borrowings under
                                                    the Company's Revolving Credit Facility (as
                                                    defined herein). The undrawn balance of this
                                                    facility will then be available for funding
                                                    capital expenditures as needed.

Nasdaq Stock Market symbol........................  COHO


---------------

* Based on shares outstanding as of June 30, 1997. Does not include 2,569,678 shares of Common Stock subject to outstanding options under the Company's stock option plans.

                                  RISK FACTORS

     Prior to making an investment decision, prospective investors should consider carefully, together with other information contained in this Prospectus, the risk factors discussed under the caption "Risk Factors" herein.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The following table sets forth certain summary financial data for the Company (1) with respect to the statement of operations and cash flows on an actual basis for each of the years in the three year period ended December 31, 1996 and for the six months ended June 30, 1996 and June 30, 1997 and (2) with respect to the balance sheet data at December 31, 1996 on an actual basis and at June 30, 1997 (i) on an actual basis, (ii) as adjusted to give effect to this Offering and (iii) as further adjusted to give effect to the Debt Offering. This information should be read in conjunction with the Company's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this Prospectus.

                                                                                                    SIX MONTHS
                                                                YEAR ENDED DECEMBER 31,           ENDED JUNE 30,
                                                            --------------------------------   ---------------------
                                                              1994        1995        1996       1996         1997
                                                            --------    --------    --------   --------     --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues........................................  $ 26,464    $ 40,903    $ 54,272   $ 25,305     $ 29,521
Total operating expenses..................................    23,769      32,574      37,419     17,991       19,766
                                                            --------    --------    --------   --------     --------
Operating income..........................................     2,695       8,329      16,853      7,314        9,755
Interest and other income.................................       218          92       1,012        510          149
Interest expense..........................................     4,190       8,140       8,476      4,233        4,682
                                                            --------    --------    --------   --------     --------
Earnings (loss) from continuing operations before income
  taxes...................................................    (1,277)        281       9,389      3,591        5,222
Income tax expense (benefit)..............................      (303)        112       3,483      1,453        2,037
                                                            --------    --------    --------   --------     --------
Earnings (loss) from continuing operations................  $   (974)   $    169    $  5,906   $  2,138     $  3,185
                                                            ========    ========    ========   ========     ========
Net earnings (loss).......................................  $ (1,654)   $  1,780    $  5,906   $  2,138     $  3,185
                                                            ========    ========    ========   ========     ========
Preferred dividends.......................................  $     86    $    944    $     --   $     --     $     --
Net earnings (loss) from continuing operations per common
  share...................................................      (.07)       (.02)        .29        .11          .15
Net earnings (loss) per common share......................  $   (.12)   $    .05    $    .29   $    .11     $    .15
Weighted average common and common shares equivalent
  outstanding.............................................    14,190      17,932      20,457     20,337       20,991
OTHER FINANCIAL DATA:
Cash flow from operations(a)..............................  $  7,928    $ 19,227    $ 26,351   $ 11,793     $ 14,407
EBITDA(b).................................................    12,684      23,046      33,133     15,199       18,715
Capital expenditures......................................    19,503      29,970      52,384     24,199       33,294
SELECTED RATIOS:
Ratio of earnings to fixed charges(c).....................        NM(d)       NM(d)      2.1x       1.8x         2.1x
Ratio of EBITDA to interest expense.......................       3.0x        2.8x        3.9x       3.6x         4.0x
Ratio of long-term debt to EBITDA.........................       6.8x        4.7x        3.7x       3.2x(e)      3.5x(e)


                                                              AS OF
                                                           DECEMBER 31,
                                                               1996                   AS OF JUNE 30, 1997
                                                           ------------   --------------------------------------------
                                                                                     AS ADJUSTED FOR   AS ADJUSTED FOR
                                                              ACTUAL       ACTUAL     THIS OFFERING     THE OFFERINGS
                                                           ------------   --------   ---------------   ---------------
                                                                                 (IN THOUSANDS)
BALANCE SHEET DATA:
Working capital (deficit)................................    $  6,662     $ (2,118)     $ (2,118)         $ 59,150
Total assets.............................................     230,041      247,284       247,284           312,952
Long-term debt(f)........................................     122,777      132,350        83,250           148,918
Total shareholders' equity...............................      81,466       85,228       134,328           134,328


---------------

(a) Cash flow provided by operating activities before working capital adjustments.

(b) Earnings before interest, taxes, depreciation, depletion and amortization. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(c) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(d) The ratio is not meaningful for the years ended December 31, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $1,390 and $1,289, respectively.

(e) EBITDA for these periods has been annualized.

(f) Excludes current maturities of long-term debt.

                              SUMMARY RESERVE DATA

     The following table summarizes the estimates of the Company's historical net proved crude oil and natural gas reserves as of the dates indicated and the present value attributable to the reserves at such dates. The reserve and present value data as of December 31, 1994, 1995 and 1996 have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers ("Ryder Scott"). A summary of the Ryder Scott report as of December 31, 1996 is included as Annex A to this Prospectus. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues," "Business and Properties -- Oil and Gas Operations" and "Supplemental Information about Oil and Gas Producing Activities (Unaudited)" following the Notes to Consolidated Financial Statements of the Company.

                                                                    AS OF DECEMBER 31,
                                                              ------------------------------
                                                                1994       1995       1996
                                                              --------   --------   --------
PROVED RESERVES:
Crude oil and condensate (MBbls)............................    27,515     30,798     34,822
Natural gas (MMcf)..........................................   100,117    107,872    113,132
  Total (MBOE)..............................................    44,201     48,777     53,678
Estimated future net cash flows (before income tax, in
  thousands)................................................  $281,220   $498,063   $819,968
Present Value of Proved Reserves (in thousands).............  $164,409   $268,618   $417,083
Proved developed reserves as a percent of total reserves....        78%        81%        76%
OTHER RESERVE DATA:
Three-year average finding cost (per BOE)(a)................  $   4.69   $   5.39   $   4.35
Reserve replacement percent(b)..............................       912%       236%       237%
Reserve to production ratio (years)(c)......................        21         15         15

---------------

(a) Equals the average total costs incurred relating to crude oil and natural gas property acquisition, exploration and development during the three years ended December 31 of the year shown in the column divided by the corresponding crude oil and natural gas reserve additions through acquisitions, extensions and discoveries and revisions of prior estimates.

(b) Equals current period reserve additions through acquisitions of reserves, extensions and discoveries, and revisions to prior estimates divided by the production for such period.

(c) Calculated by dividing year-end proved reserves by such year's annual production.

                             SUMMARY OPERATING DATA

                                                     YEAR ENDED DECEMBER 31,
                                                     ------------------------   SIX MONTHS ENDED
                                                      1994     1995     1996      JUNE 30, 1997
                                                     ------   ------   ------   -----------------
PRODUCTION VOLUMES:
Crude oil and condensate (MBbls)...................   1,977    2,178    2,467         1,282
Natural gas (MMcf).................................     670    7,093    6,646         3,545
  Total (MBOE).....................................   2,089    3,360    3,576         1,873
AVERAGE SALES PRICE PER UNIT:
Crude oil and condensate (per Bbl).................  $12.86   $13.62   $16.42        $17.03
Natural gas (per Mcf)..............................    1.55     1.59     2.07          2.17
PER BOE DATA:
Average sales price................................  $12.67   $12.17   $15.18        $15.76
Production expenses................................    4.49     3.71     3.88          3.83
                                                     ------   ------   ------       -------
  Gross margin.....................................    8.18     8.46    11.30         11.93
General and administrative expenses................    1.64     1.61     2.03          1.93
                                                     ------   ------   ------       -------
  Cash margin......................................  $ 6.54   $ 6.85   $ 9.27        $10.00
                                                     ======   ======   ======       =======

                                  RISK FACTORS

     Prospective purchasers of shares of the Common Stock offered hereby should carefully consider together with other information in this Prospectus, the following factors that affect the Company.

BUSINESS RISKS

     Exploration and development for crude oil and natural gas involves many risks. There is no assurance that commercial quantities of crude oil and natural gas will be discovered by the Company, or that the Company will be able to continue to acquire underdeveloped crude oil and natural gas fields and enhance production and reserves by workovers, secondary recovery projects, recompletions and development drilling. In addition, because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas fields that have been operated by others for many years, the Company may be liable for any damage or pollution caused by the former operators of such crude oil and natural gas fields. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including certain regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination by government authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is not available to the Company against all operational risks, or is not economically feasible for the Company to obtain. The occurrence of a significant event that is not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

CRUDE OIL AND NATURAL GAS PRICES; MARKETING OF PRODUCTION

     The Company's revenues and earnings are dependent upon prevailing prices for crude oil and natural gas. Historically, the prices of crude oil and natural gas have been volatile and are subject to wide fluctuations in response to relatively minor changes in the supply of and demand for crude oil and natural gas, market uncertainty, weather conditions and a variety of other factors beyond the control of the Company. Prices are also affected by governmental actions and international cartels. These external factors and the volatile nature of the energy markets make it difficult to estimate future prices of crude oil and natural gas. Although the Company hedges a portion of its production to provide some protection from price declines, any substantial or extended decline in the price of crude oil and natural gas would have a material adverse effect on the Company's financial condition and results of operations. Governmental regulation of crude oil and natural gas production and transportation, general economic conditions, changes in supply and changes in demand all could adversely affect the Company's ability to produce and market its crude oil and natural gas. If market factors were to change dramatically, the financial impact on the Company could be substantial. The overall availability of markets and the volatility of product prices are beyond the control of the Company and represent a significant risk.

UNCERTAINTY OF ESTIMATES OF RESERVES AND FUTURE NET REVENUES

     This Prospectus contains estimates of the Company's crude oil and natural gas reserves and the discounted future net revenues to be derived from the reserves, which have been reviewed by Ryder Scott Company Petroleum Engineers, independent petroleum engineers. There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates in this Prospectus are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, operating expenses, development expenditures and quantities of recoverable crude oil and natural gas reserves could vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth in this Prospectus. Reservoir engineering is a subjective process of estimating underground accumulations of crude oil and natural gas that cannot be measured exactly, and the accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Accordingly, estimates of the economically recoverable quantities of crude oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery and estimates of the future net revenues expected therefrom prepared by different engineers or by the same engineers at different times may vary substantially. There also can be no assurance that the reserves set forth in this Prospectus will ultimately be produced or that the proved undeveloped reserves set forth in this Prospectus will be developed within the periods anticipated. It is likely that variances from the estimates will be material. In addition, the estimates of future net revenues from proved reserves of the Company and the present value thereof are based upon certain assumptions about future production levels, prices and costs that may not be correct when judged against actual subsequent experience. The meaningfulness of such estimates is highly dependent upon the accuracy of the assumptions upon which they are based. Actual results will differ, and are likely to differ materially, from the results estimated.

ABILITY TO REPLACE RESERVES

     The Company's future success depends upon its ability to find or acquire additional crude oil and natural gas reserves that are economically recoverable. Except to the extent that the Company conducts successful exploration or development activities or acquires properties containing proved reserves, the proved reserves of the Company will generally decline as reserves are produced. Acquisitions of producing crude oil and natural gas properties have been an important element of the Company's success, and the Company intends to continue to acquire producing crude oil and natural gas properties. There can be no assurance that the Company's acquisition and exploration activities or planned development and exploitation projects will result in significant additional reserves or that the Company will have continuing success drilling productive wells at economic finding costs.

SUBSTANTIAL CAPITAL REQUIREMENTS

     The Company is dependent upon its ability to obtain financing for acquiring, exploring and developing crude oil and natural gas properties beyond its internally generated cash flow. Historically, the Company has financed these activities primarily through its bank credit facility, internally generated funds and the issuance of equity securities. The Company currently has plans for substantial capital expenditures to continue its acquisition and development activities. The Company expects to utilize its existing credit facility to borrow funds required from time to time to supplement its own available cash. If revenues or the Company's borrowing base decrease as a result of lower crude oil and natural gas prices, operating difficulties or declines in reserves, the Company's ability to obtain the capital necessary to undertake or complete future activities may be limited. No assurances can be given that the Company will have adequate funds available to it under its existing credit facility to carry out its strategy or that the Company will be able to make any mandatory principal payments required by the lenders under such facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Description of Certain Indebtedness -- Revolving Credit Facility."

EFFECTS OF LEVERAGE AND RESTRICTIVE DEBT COVENANTS


     As of June 30, 1997, after giving effect to the Offerings and the application of the estimated net proceeds therefrom, the Company would have had total indebtedness for money borrowed of approximately $149 million and a debt-to-capitalization ratio of 53%. The Company intends to incur additional indebtedness for money borrowed in the future under the Revolving Credit Facility as it executes its strategy for acquisition, exploration and development of crude oil and natural gas reserves. Moreover, although the indenture to be executed in conjunction with the Debt Offering will contain covenants that limit the incurrence by the Company and its subsidiaries of additional indebtedness, such limitations are subject to a number of important qualifications and exceptions. See "Description of Certain
Indebtedness -- Senior Subordinated Notes." The level of the Company's leverage from time to time could have important consequences to holders of the

Common Stock, including the Company's ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes, and the Company's ability to adjust to changing market conditions, may be impaired in the future.

     At present the Company is (and following the Offerings the Company will continue to be) subject to a number of significant covenants that, among other things, restrict the ability of the Company to dispose of assets, incur additional indebtedness, repay other indebtedness, pay dividends, enter into certain investments or acquisitions, repurchase or redeem capital stock, engage in mergers or consolidations or engage in certain transactions with subsidiaries and affiliates and that otherwise restrict corporate activities. There can be no assurance that such restrictions will not adversely affect the Company's ability to finance its future operations or capital needs or engage in other business activities that may be in the interest of the Company. In addition, the Revolving Credit Facility requires the Company to maintain compliance with certain financial ratios. The ability of the Company to comply with such ratios may be affected by events beyond the Company's control. A breach of any of these covenants or the inability of the Company to comply with the required financial ratios could result in a default under the Revolving Credit Facility. In the event of any such default, all borrowings outstanding under the Revolving Credit Facility, together with accrued interest and other fees, could be declared due and payable and the Company could be required to sell assets and apply all of its available cash to repay such borrowings. If payment of the indebtedness under the Revolving Credit Facility, the Notes or any other indebtedness of the Company were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay such indebtedness in full. See "Description of Certain Indebtedness -- Revolving Credit Facility."

RISKS OF HEDGING TRANSACTIONS

     The Company regularly enters into hedging transactions for its crude oil and natural gas production and expects to continue to do so in the future. Such transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedges and may expose the Company to the risk of financial loss in certain circumstances, including possibly instances where the Company's production is less than expected or there is an unexpected event materially affecting prices. The crude oil and natural gas swap agreements generally provide for the Company to receive or make counterparty payments based upon the differential between a fixed price and a variable indexed price. The Company is exposed to the credit risk of nonperformance by counterparties to its hedging contracts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

POSSIBLE LIMITATIONS ON NET OPERATING LOSS CARRYFORWARDS

     At December 31, 1996, Coho Resources, Inc. ("CRI"), a subsidiary of the Company, had regular federal income tax net operating loss carryforwards of $67.2 million and federal alternative minimum tax net operating loss carryforwards of $15.4 million. The value of the carryforwards depends on the ability of CRI and its subsidiaries to generate federal taxable income. For alternative minimum tax purposes, only 90% of alternative minimum taxable income (i.e., federal taxable income with adjustments) in any given year may be offset against the alternative minimum tax net operating loss carryforwards.

     The availability of these carryforwards to reduce future federal taxable income of CRI and its subsidiaries is subject to various limitations under applicable United States tax rules. In particular, the use of such carryforwards would be restricted if certain changes in the ownership of the Company and, indirectly, CRI occur (such as the issuance or exercise of rights to acquire Common Stock, changes in the holdings of 5-percent shareholders (as defined in Treasury Regulations) or the offering of Common Stock in certain circumstances) during any three-year period resulting in more than a 50 percentage point aggregate change in the beneficial ownership of the Company.

     In the event of such a change in the beneficial ownership of the Company,
Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), would impose an annual limitation on the amount of taxable income of CRI and its subsidiaries which may be offset by CRI's net operating loss carryforwards. The limitation is generally the amount equal to the product of the fair market value of the equity of CRI immediately before such ownership change and a percentage approximately equal to the yield on long-term, tax exempt bonds during the month in which the ownership change occurs.

     Although no assurance can be made, the Company believes that this Offering, when combined with other changes in the ownership of the Company during the past three years, will not result in an ownership change of the Company (or CRI) for purposes of Section 382 of the Code. However, future acquisitions and dispositions of Common Stock of the Company by new or existing 5-percent shareholders of the Company (such as the exercise of outstanding stock options) or issuances of Common Stock by the Company, when combined with similar transactions that have occurred in the past three years, could result in such a change and cause the limitations of Section 382 to become applicable to CRI.

COMPETITION

     The crude oil and natural gas exploration, development and production business is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for materials and third-party services essential for their exploration and development and for attracting and retaining quality personnel. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of the Company's competitors for such properties, personnel, materials and services have greater financial and other resources than the Company. See "Business and Properties -- Competition."

REGULATION

     The Company's business is regulated by certain federal, state and local laws and regulations relating to the development, production, marketing, transportation and storage of crude oil and natural gas, as well as the protection of the environment and employee health and safety. Specifically, Coho is subject to legislation regarding emissions into the environment, water discharges, storage and disposal of solid and hazardous wastes, and the remediation of contamination caused by releases of regulated substances. In addition, legislation has been enacted that requires well and facility sites to be abandoned and reclaimed to the satisfaction of state authorities. Permits are required for certain of the Company's operations, and these permits are subject to modification, renewal and revocation by issuing authorities. Governmental authorities have the power to enforce compliance with applicable laws and regulations, and violations may result in civil or criminal penalties, the curtailment or cessation of operations, or both. Although compliance with these laws, regulations and permits has not had a material adverse effect on the Company's operations or financial condition to date, such laws and regulations change frequently, and the Company is unable to predict the ultimate cost of compliance. Such cost could be substantial. There can be no assurance that present or future regulation will not adversely affect the Company's exploration and development for, or the production and marketing of, crude oil and natural gas. In addition, because the Company acquires interests in properties that have been operated in the past by others, it may be liable for environmental damage caused by such former operators. See "Business and Properties -- Governmental Regulations."

DEPENDENCE ON KEY PERSONNEL

     The Company believes that its current operations and future prospects are dependent to a significant extent upon the efforts of several members of its senior management team. The loss of the services of certain of these key individuals could have an adverse effect upon the Company.

CONCENTRATION OF CUSTOMERS

     During 1996, the Company derived approximately 66% and 15% of its operating revenues from EOTT Energy Corp. and Mid Louisiana Marketing Company (which was formerly a wholly owned subsidiary of the Company that was sold on April 3,
1996), respectively. While the Company believes that its relationships with these customers is good, any loss of revenue from these customers due to nonpayment or late payment by the customer would have an adverse effect on the Company's results of operations.

ANTI-TAKEOVER EFFECTS OF CERTAIN PROVISIONS

     Certain provisions of the Articles of Incorporation and Bylaws of the Company may tend to deter potential unsolicited offers or other efforts to obtain control of the Company that are not approved by the Board of Directors, including the right of the Board of Directors, without any action by the shareholders of the Company, to fix the rights and preferences of undesignated preferred stock, including dividend, liquidation and voting rights. See "Description of Capital Stock." In addition, in 1994 the Company instituted a rights plan, whereby one stock purchase right attached to each share of Common Stock. Such purchase right is automatically triggered on the occurrence of certain changes of control, as defined in the rights plan. All of such provisions may have the effect of delaying, deferring or preventing a change of control of the Company.

SHARES ELIGIBLE FOR FUTURE SALE

     At July 31, 1997, without regard to the shares to be sold by the Selling Shareholders, 7,395,876 shares of Common Stock held by certain shareholders of the Company were considered to be restricted securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Sales of substantial amounts of Common Stock into the public market pursuant to Rule 144, or a perception that such sales could occur, could adversely affect the market price of the Common Stock and could impair the Company's future ability to raise capital through the sale of its equity securities. Certain officers, directors and shareholders of the Company, including the Selling Shareholders, have agreed with the Underwriters that they will not offer for sale, sell or otherwise dispose of any shares of Common Stock for a period of 90 days after the date of this Prospectus. See "Underwriters."

ABSENCE OF DIVIDENDS

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Revolving Credit Facility and the indenture to be executed in conjunction with the Debt Offering restrict the payment of dividends by the Company and CRI. Coho Energy, Inc. is currently a holding company with no independent operations. Accordingly, any amounts available for dividends will be dependent on the prior declaration of dividends by CRI or Coho Resources Limited ("CRL") to Coho Energy, Inc. See "Dividend Policy."

                           FORWARD-LOOKING STATEMENTS

     This Prospectus includes certain statements that may be deemed to be "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical facts, included in this Prospectus that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including such matters as crude oil and natural gas reserves, future acquisitions, future drilling and operations, future capital expenditures, future production of crude oil and natural gas and future net cash flow are forward-looking statements. These statements are based on certain assumptions and analyses made by management of the Company in light of its experience and its perception of historical trends, current conditions, expected future developments and other factors it believes are appropriate in the circumstances. Such statements are subject to a number of assumptions, risks and uncertainties, including the risk factors discussed herein, general economic and business conditions, prices of crude oil and natural gas, the business opportunities (or lack thereof) that may be presented to and pursued by the Company, changes in laws or regulations and other factors, many of which are beyond the control of the Company. Prospective investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

                                 DEBT OFFERING


     Concurrently with this Offering, the Company is offering $150 million of 8 7/8% Senior Subordinated Notes Due 2007, to the public. The Indenture to be executed in conjunction with the Debt Offering will contain certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) issuances and sales of capital stock of restricted subsidiaries, (iv) sale/leaseback transactions, (v) transactions with affiliates, (vi) liens, (vii) asset sales, (viii) dividends and other payment restrictions affecting restricted subsidiaries and (ix) mergers and consolidations. The closing of this Offering is not conditioned upon the consummation of the Debt Offering; however, the consummation of the Debt Offering is conditioned upon the consummation of this Offering. See "Description of Certain Indebtedness -- Senior Subordinated Notes."


                          PRICE RANGE OF COMMON STOCK

     The Common Stock is quoted on the Nasdaq Stock Market under the symbol "COHO." The following table sets forth the range of high and low sale prices for the Common Stock as reported on the Nasdaq Stock Market.


                                                              HIGH        LOW
                                                              ----        ---
Year ended December 31, 1995
  First Quarter.............................................  $ 5 1/2    $4 23/32
  Second Quarter............................................    6 1/8     4 7/8
  Third Quarter.............................................    5 9/16    4 7/16
  Fourth Quarter............................................    5 3/8     4 1/2
Year ended December 31, 1996
  First Quarter.............................................    6 5/8     4 5/8
  Second Quarter............................................    7 1/8     5 15/16
  Third Quarter.............................................    7 1/2     6 1/8
  Fourth Quarter............................................    8 1/4     6 3/4
Year ended December 31, 1997
  First Quarter.............................................    9 1/4     6 7/8
  Second Quarter............................................   11 1/2     6 7/8
  Third Quarter (through September 29, 1997)................   11 5/16    9


     A recent reported last sale price for the Common Stock as reported on the Nasdaq Stock Market is set forth on the cover page of this Prospectus. On July 31, 1997, there were approximately 172 holders of record of the Common Stock.

                                DIVIDEND POLICY

     The Company has never paid cash dividends on its Common Stock and does not intend to pay cash dividends on its Common Stock in the foreseeable future. In the past, the Company has used its available cash flow to conduct exploration and development activities or to make acquisitions, and expects to continue to do so in the future. In addition, the terms of the Revolving Credit Facility restrict the payment of dividends by the Company and CRI. Coho Energy, Inc. is currently a holding company with no independent operations. Accordingly, any amounts available for dividends will be dependent on the prior declaration of dividends by CRI or CRL to Coho Energy, Inc.

                                USE OF PROCEEDS


     The net proceeds to be received by the Company from this Offering are estimated to be $49.1 million, after deducting underwriting discounts and commissions and other estimated offering expenses. Concurrent with this Offering, the Company is offering $150 million of 8 7/8% Senior Subordinated Notes Due 2007 in the Debt Offering. The closing of this Offering is not conditioned on the consummation of the Debt Offering; however, the closing of the Debt Offering is conditioned upon the closing of this Offering. The Company intends to use the total net proceeds of the Offerings to the Company (estimated to be $193.6 million) to fund a portion of the Company's capital expenditure program. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Initially, however, such net proceeds will be used to reduce borrowings under the Revolving Credit Facility. The undrawn balance under the Revolving Credit Facility will then be available for capital expenditures and general corporate purposes, including the acquisition of additional producing crude oil and natural gas properties. Amounts borrowed under the Revolving Credit Facility were used to finance acquisitions of crude oil and natural gas properties, development and exploitation activities and for general corporate purposes, and bear interest, at the option of the Company, at prime or LIBOR plus a margin premium based on a ratio, calculated on a rolling four quarter basis, of consolidated indebtedness to EBITDA, with the highest applicable margin being 1.50% (currently 1.375%). The Revolving Credit Facility remains outstanding until January 1, 2000, at which time the outstanding advance will convert to a term loan.


                                 CAPITALIZATION

     The following table sets forth as of June 30, 1997 (i) the actual capitalization of the Company, (ii) the capitalization of the Company as adjusted to give effect to this Offering and (iii) the capitalization of the Company as further adjusted to give effect to the Debt Offering. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements included elsewhere in this Prospectus.


                                                                       JUNE 30, 1997
                                                             ---------------------------------
                                                                            AS          AS
                                                                         ADJUSTED    ADJUSTED
                                                                         FOR THIS     FOR THE
                                                              ACTUAL     OFFERING    OFFERINGS
                                                             --------    --------    ---------
                                                                      (IN THOUSANDS)
Cash and cash equivalents..................................  $    936    $    936    $ 62,204
                                                             ========    ========    ========
Long-term debt:
  Revolving Credit Facility(a).............................  $132,298    $ 83,198    $     --
  8 7/8% Senior Subordinated Notes Due 2007(b).............        --          --     148,866
  Other long term debt.....................................        52          52          52
                                                             --------    --------    --------
          Total long-term debt.............................   132,350      83,250     148,918
                                                             --------    --------    --------
Shareholders' equity:
  Preferred stock, $0.01 par value, 10,000,000 shares
     authorized, none issued...............................        --          --          --
  Common stock, $0.01 par value, 50,000,000 shares
     authorized, 20,443,899 issued and outstanding,
     25,443,899 shares as adjusted(c)......................       204         254         254
  Additional paid-in capital...............................    84,092     133,142     133,142
  Retained earnings........................................       932         932         932
                                                             --------    --------    --------
          Total shareholders' equity.......................    85,228     134,328     134,328
                                                             --------    --------    --------
            Total capitalization...........................  $217,578    $217,578    $283,246
                                                             ========    ========    ========


---------------


(a) At June 30, 1997, after giving effect to the temporary repayment of indebtedness with the proceeds of the Offerings, the Company would have had borrowing base availability under the Revolving Credit Facility of $150 million. Actual amounts include $2.3 million of letters of credit issued pursuant to the Revolving Credit Facility to secure repayment of certain promissory notes. These promissory notes were repaid on August 18, 1997, from advances under the Revolving Credit Facility, and the letters of credit were released. At September 29, 1997, the amount borrowed under the Revolving Credit Facility was $146.0 million.



(b) Net of $1.1 million of original issue discount.



(c) Excludes 2,569,678 shares subject to outstanding options under the Company's stock option plans.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data for each of the years in the three-year period ended December 31, 1996 are derived from, and are qualified by reference to, the Company's audited Consolidated Financial Statements included elsewhere herein. The following selected consolidated financial data for each year of the two year period ended December 31, 1993 are derived from, and are qualified by reference to, the Company's audited consolidated financial statements not included herein. The selected consolidated financial data for the six-month periods ended June 30, 1996 and 1997 are derived from the unaudited consolidated financial statements of the Company included elsewhere herein and, in the opinion of management, include all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the data presented. The results for the six months ended June 30, 1997 are not necessarily indicative of results for the full year. The information presented below should be read in conjunction with Coho's Consolidated Financial Statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein.

                                                                                                               SIX MONTHS
                                                              YEAR ENDED DECEMBER 31,                        ENDED JUNE 30,
                                              -------------------------------------------------------    ----------------------
                                                1992       1993        1994        1995        1996        1996          1997
                                              --------   --------    --------    --------    --------    --------      --------
                                                                            (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND RATIOS)
INCOME STATEMENT DATA:
Operating revenues:
 Net crude oil and natural gas production...  $ 26,915   $ 28,263    $ 26,464    $ 40,903    $ 54,272    $ 25,305      $ 29,521
                                              --------   --------    --------    --------    --------    --------      --------
Operating expenses:
 Crude oil and natural gas production.......     5,603      7,164       7,840      10,514      11,277       5,541         6,113
 Taxes on oil and gas production............     1,647      1,609       1,532       1,943       2,598       1,266         1,070
 General and administrative expenses........     2,779      2,997       3,435       5,400       7,264       3,299         3,623
 Other expenses(a)..........................        --     21,000         973          --          --          --            --
 Depletion and depreciation.................     7,773     10,677       9,989      14,717      16,280       7,885         8,960
                                              --------   --------    --------    --------    --------    --------      --------
       Total operating expenses.............    17,802     43,447      23,769      32,574      37,419      17,991        19,766
                                              --------   --------    --------    --------    --------    --------      --------
Operating income (loss).....................     9,113    (15,184)      2,695       8,329      16,853       7,314         9,755
Interest and other income...................       124         87         218          92       1,012         510           149
Interest expense............................     3,270      3,571       4,190       8,140       8,476       4,233         4,682
                                              --------   --------    --------    --------    --------    --------      --------
Earnings (loss) from continuing operations
 before income taxes........................     5,967    (18,668)     (1,277)        281       9,389       3,591         5,222
Income tax expense (benefit)................     2,330     (5,219)       (303)        112       3,483       1,453         2,037
                                              --------   --------    --------    --------    --------    --------      --------
Earnings (loss) from continuing
 operations.................................  $  3,637   $(13,449)   $   (974)   $    169    $  5,906    $  2,138      $  3,185
                                              ========   ========    ========    ========    ========    ========      ========
Net earnings (loss).........................  $  3,637   $(13,449)   $ (1,654)   $  1,780    $  5,906    $  2,138      $  3,185
                                              ========   ========    ========    ========    ========    ========      ========
Preferred dividends.........................  $     --   $     --    $     86    $    944    $     --    $     --      $     --
Net earnings (loss) from continuing
 operations per common share................       .31      (1.12)       (.07)       (.02)        .29         .11           .15
Net earnings (loss) per common share........  $    .31   $  (1.12)   $   (.12)   $    .05    $    .29    $    .11      $    .15
Weighted average common and common shares
 equivalent outstanding.....................    11,847     12,013      14,190      17,932      20,457      20,337        20,991
OTHER FINANCIAL DATA:
Cash flow from operations(b)................  $ 14,352   $ 12,248    $  7,928    $ 19,227    $ 26,351    $ 11,793      $ 14,407
EBITDA(c)...................................    16,886     15,493      12,684      23,046      33,133      15,199        18,715
Capital expenditures........................    26,341     24,122      19,503      29,970      52,384      24,199        33,294
Cash provided (used) by operating
 activities.................................    16,924     13,572        (682)     12,835      16,847      10,329        17,321
Cash provided (used) by investing
 activities.................................   (26,341)   (22,923)    (31,624)    (29,336)    (31,810)        213       (28,205)
Cash provided (used) by financing
 activities.................................     9,750     10,029      29,983      16,318      15,397     (11,563)        9,956
SELECTED RATIOS:
Ratio of earnings to fixed charges(d).......       2.8x        NM(e)       NM(e)       NM(e)      2.1x        1.8x          2.1x
Ratio of EBITDA to interest expense.........       5.2x       4.3x        3.0x        2.8x        3.9x        3.6x          4.0x
Ratio of long-term debt to EBITDA...........       3.1x       3.5x        6.8x        4.7x        3.7x        3.2x(f)       3.5x(f)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital (deficit)...................  $  1,790   $    871    $ (2,379)   $ 14,433    $  6,662    $ (6,068)     $ (2,118)
Total assets................................   111,292    104,286     196,970     204,042     230,041     200,691       247,284
Long-term debt(g)...........................    52,000     54,000      86,311     107,403     122,777      95,959       132,350
Redeemable preferred stock..................        --         --      16,125          --          --          --            --
Total shareholders' equity..................    49,158     44,279      56,416      74,321      81,466      76,496        85,228

---------------

(a) Amount for 1993 reflects the writedown in carrying value of crude oil and natural gas properties ($20,000) and reorganization costs ($1,000). Amount for 1994 reflects restructuring expenses.

(b) Cash provided by operating activities before working capital adjustments.

(c) Earnings before interest, taxes, depreciation, depletion, amortization and other non-cash charges. Certain non-cash charges in 1993 relate to the writedown in carrying value of crude oil and natural gas properties. EBITDA should not be considered as an alternative to, or more meaningful than, net income or cash flow as determined in accordance with generally accepted accounting principles as an indicator of the Company's operating performance or liquidity.

(d) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of interest expense, amortization of debt expense, and pretax preferred stock dividends.

(e) The ratio is not meaningful for the years ended December 31, 1993, 1994 and 1995 because earnings were inadequate to cover fixed charges in those years by $18,668, $1,390 and $1,289, respectively.

(f) EBITDA for these periods has been annualized.

(g) Excludes current maturities of long-term debt.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion should be read in conjunction with the Company's Consolidated Financial Statements included elsewhere herein. Certain information contained herein, including information with respect to the Company's plans and strategy for its business, are forward-looking statements. Prospective investors should carefully consider the factors set forth under the caption "Risk Factors" for a discussion of important factors that could cause actual results to differ materially from the forward-looking statements contained in this Prospectus.

COMPANY HISTORY

     The Company was incorporated in June 1993 under the laws of the State of Texas and conducts a majority of its operations through CRI. Prior to September 29, 1993, CRI was a publicly held company of which CRL, a publicly held Alberta, Canada company, held a 68% ownership interest. As a result of a reorganization of the Company effective on September 29, 1993, CRI and CRL became wholly owned subsidiaries of Coho Energy, Inc.

     In December 1994, the Company acquired all of the capital stock of Interstate Natural Gas Company ("ING"). ING, through its subsidiaries, was a privately held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. As a result of the acquisition of ING, Coho acquired approximately 86 Bcf of natural gas reserves, with natural gas production in December 1994 of 20 MMcf per day primarily from the Monroe field in north Louisiana. Additionally, the ING acquisition included approximately 1,000 miles of gathering systems in the Monroe field and a 167 mile long interstate pipeline (operating as the Mid Louisiana Gas Company) and certain intrastate pipeline facilities. Consideration paid by the Company for the acquisition of ING was $20 million cash, the assumption of net liabilities of $3.3 million (excluding deferred taxes), 2,775,000 shares of the Common Stock and 161,250 shares of redeemable preferred stock (which preferred shares were exchanged on August 30, 1995 for 3,225,000 shares of Common Stock), having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method.

     In April 1996, ING sold all of the stock of three wholly owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations herein.

GENERAL

     The Company seeks to acquire controlling interests in underdeveloped crude oil and natural gas properties and attempts to maximize reserves and production from such properties through relatively low-risk activities such as development drilling, multiple completions, recompletions, workovers, enhancement of production facilities and secondary recovery projects. The Company's only operating revenues are crude oil and natural gas sales with crude oil sales representing approximately 75% of production revenues and natural gas sales representing approximately 25% of production revenues during 1995, 1996 and the first six months of 1997. Operating revenues increased from $26.9 million in 1992 to $54.3 million in 1996 and have continued to increase to $29.5 million for the six months ended June 30, 1997 primarily due to an increase in production volumes from successful development and exploration activities in the Company's existing Mississippi fields and due to the December 1994 acquisition of the Monroe natural gas field and the August 1995 acquisition of the Brookhaven field. The Company believes its recent exploration success in the Brookhaven field coupled with the recent 3-D seismic surveys at Laurel and Martinville should provide development and exploration opportunities and continued growth in production and reserves.

     The Company also strives to maintain a low cost structure through asset concentration, such as in the interior salt basin of Mississippi. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. Production costs (including lease operating expenses and production taxes) per BOE have decreased from $4.11 and $4.62 in 1992 and 1993, respectively, to $3.88 and $3.83 in 1996 and the first six months of 1997, respectively.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the colder winter and hot summer months. As a result, the Company has entered, and expects to continue to enter, into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. While the Company's hedging program is intended to stabilize cash flow and thus allow the Company to plan its capital expenditure program with greater certainty, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. Because all hedging transactions are tied directly to the Company's crude oil and natural gas production and natural gas marketing operations, the Company does not believe that such transactions are of a speculative nature. Gains and losses on these hedging transactions are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. Any gain or loss on the Company's crude oil hedging transactions is determined as the difference between the contract price and the average closing price for West Texas Intermediate ("WTI") crude oil on the New York Mercantile Exchange ("NYMEX") for the contract period. Any gain or loss on the Company's natural gas hedging transactions is generally determined as the difference between the contract price and the average settlement price on NYMEX for the last three days during the month in which the hedge is in place. Consequently, hedging activities do not affect the actual price received for the Company's crude oil and natural gas.

     The Company also controls the magnitude, quality and timing of its capital expenditures by obtaining high working interests in and operating its properties. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

RESULTS OF OPERATIONS

     SELECTED OPERATING DATA

                                                                             SIX MONTHS ENDED
                                                 YEAR ENDED DECEMBER 31,         JUNE 30,
                                               ---------------------------   -----------------
                                                1994      1995      1996      1996      1997
                                               -------   -------   -------   -------   -------
PRODUCTION:
  Crude oil (Bbl/day)........................    5,416     5,966     6,742     6,612     7,084
  Natural gas (Mcf/day)......................    1,836    19,431    18,160    17,938    19,583
     BOE (Bbl/day)...........................    5,722     9,205     9,769     9,602    10,348
AVERAGE SALES PRICES:
  Crude oil (per Bbl)........................  $ 12.86   $ 13.62   $ 16.42   $ 15.71   $ 17.03
  Natural gas (per Mcf)(a)...................     1.55      1.59      2.07      1.96      2.17
PER BOE DATA:
  Production costs(b)........................  $  4.49   $  3.71   $  3.88   $  3.90   $  3.83
  Depletion..................................     4.78      4.38      4.55      4.51      4.78
PRODUCTION REVENUES (IN THOUSANDS):
  Crude oil..................................  $25,427   $29,654   $40,527   $18,902   $21,826
  Natural gas................................    1,037    11,249    13,745     6,403     7,695
                                               -------   -------   -------   -------   -------
     Total production revenues...............  $26,464   $40,903   $54,272   $25,305   $29,521
                                               =======   =======   =======   =======   =======

---------------

(a) Natural gas prices are net of fuel costs used in gas gathering.

(b) Includes lease operating expenses and production taxes, exclusive of general and administrative costs.

SIX MONTHS ENDED JUNE 30, 1997 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1996

     Operating Revenues. During the first six months of 1997, production revenues increased 17% to $29.5 million as compared to $25.3 million for the same period in 1996. This increase was principally due to a 7% increase in crude oil production, a 9% increase in natural gas production, and increases in the prices received for crude oil and natural gas (including hedging gains and losses discussed below) of 8% and 11%, respectively.

     The 9% increase in daily natural gas production is primarily a result of the continued positive response from the Company's development efforts in the Martinville and Brookhaven fields. The 7% increase in daily crude oil production during the first half of 1997 is due to significant production increases made in the Martinville, Soso and Brookhaven fields, with production increasing by 201%, 49% and 81%, respectively. These production increases were partially offset by production decreases in the Summerland and Laurel fields due to the unusually high frequency of weather-related power outages and mechanical problems during the first quarter of 1997. In addition, the Summerland field is experiencing normal production declines due to the maturity of the field.

     Average crude oil prices increased during the first half of 1997 compared to the same period in 1996 due to the strong demand for crude oil and higher oil prices in the first quarter of 1997 as compared to the first quarter of 1996. The posted price for the Company's crude oil averaged $19.35 per Bbl for the six months ended June 30, 1997, a 2% increase over the average posted price of $19.04 per Bbl experienced in the first six months of 1996. The price per Bbl received by the Company is adjusted for the quality and gravity of the crude oil and is generally lower than the posted price.

     The realized price for the Company's natural gas, including hedging gains and losses, increased 11% from $1.96 per Mcf in the first six months of 1996 to $2.17 per Mcf in the first six months of 1997, due to increased heating needs during the winter season and an overall tightening of supply and demand in the market.

     Production revenues for the six months ended June 30, 1997 included crude oil hedging losses of $396,000 ($.31 per Bbl) compared to crude oil hedging losses of $1.3 million ($1.09 per Bbl) for the same period in 1996. Production revenues in 1997 also included natural gas hedging gains of $86,000 ($.02 per Mcf) compared with natural gas hedging losses of $1.1 million ($.33 per Mcf) for the same period in 1996. Additionally, the Company has entered into certain arrangements which fix a minimum WTI price per Bbl of $19.00 and a maximum WTI price of $23.90 for 4,000 Bbls of production per day through December 31, 1997. The Company also has 920,000 MMbtu of natural gas production hedged over the July through September 1997 period at an average price of $2.35 per MMbtu.

     Interest and other income decreased to $149,000 in the first half of 1997 from $510,000 in 1996 primarily due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations, partially offset by $137,000 of interest received in the first quarter of 1997 on a federal tax refund.

     Expenses. Production expenses (including production taxes) were $7.2 million for the first six months of 1997 compared to $6.8 million for the first six months of 1996. This increase primarily reflects additional production volumes. On a BOE basis, production costs decreased to $3.83 per BOE in 1997 compared to $3.90 per BOE in 1996 for the six month periods.

     General and administrative costs increased 10% between the comparable six month periods from $3.3 million in 1996 to $3.6 million in 1997, primarily due to staff additions to handle the increased drilling and recompletion activity.

     Interest expense increased 11% for the six month period ended June 30, 1997 compared to the same period in 1996, due to higher borrowing levels during 1997 as compared to 1996.

     Depletion and depreciation expense increased 14% to $9.0 million for the six months ended June 30, 1997 from $7.9 million in 1996. These increases are primarily the result of increased production volumes and an increased rate per BOE, which increased to $4.78 in 1997, compared with $4.51 for the comparable six month period in 1996. The depletion and depreciation rate decreased from $5.05 per BOE in the first quarter of 1997 to $4.54 per BOE in the second quarter of 1997 primarily due to significant reserve additions from the exploration success in the Brookhaven field.

     The Company's net earnings for the six months ended June 30, 1997 were $3.2 million, as compared to net earnings of $2.1 million for the same period in 1996 for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1996 COMPARED WITH YEAR ENDED DECEMBER 31, 1995

     Operating Revenues. During 1996, production revenues increased 33% to $54.3 million as compared to $40.9 million in 1995 (including hedging gains and losses discussed below). This increase was principally due to increases of 13% in crude oil production, 21% in crude oil prices and 30% in natural gas prices which were slightly offset by a 6% decrease in natural gas production.

     The 13% increase in daily crude oil production for 1996 to 6,742 Bbls is primarily a result of continued development activity, including recompletions and workovers on existing wells and drilling new wells and waterflood operations in the Martinville, Soso and Summerland fields and waterflooding and exploration success in Martinville. In addition, 1996 includes crude oil production from the Brookhaven field for the entire year as compared to only five months in 1995. Natural gas production for 1996 was 6% lower than 1995, primarily due to operational problems associated with the natural gas gathering system caused by unusually cold, wet weather during the winter months of 1996. Although the Monroe gas field (the Company's primary gas field) is experiencing normal production declines, production from new development wells in the field should offset such declines absent the operational problems discussed above.

     In 1996, the posted price for the Company's crude oil averaged $20.23 per Bbl, a 21% increase over the average posted price of $16.73 experienced in 1995. The crude oil prices received by the Company during 1996 increased more significantly than the average posted price because the Company amended its marketing arrangements for the sale of substantially all of its crude oil during 1995 and again in March 1996, to improve the price and resultant revenues it receives for its crude oil.

     The price for the Company's natural gas, including hedging gains and losses, increased 30% in 1996 compared to 1995 due to increased demands for natural gas.

     Production revenues for 1996 included crude oil hedging losses of $4.7 million ($1.92 per Bbl) compared to crude oil hedging losses of $.6 million ($.27 per Bbl) in 1995. Production revenues in 1996 also included natural gas hedging losses of $1.2 million ($.18 per Mcf) compared with natural gas hedging gains of $1.0 million ($.15 per Mcf) in 1995.

     Interest and other income increased to $1.0 million in 1996 from $92,000 in 1995 due to $472,000 of interest earned during 1996 on the receivable from the sale of the marketing and pipeline segment of operations and due to an unrealized gain of $450,000 on marketable securities.

     Expenses. Production expenses were $13.9 million in 1996 compared to $12.5 million for 1995. This increase primarily reflects additional production volumes. On a BOE basis, production costs increased to $3.88 per BOE in 1996 compared to $3.71 per BOE in 1995, primarily due to an increase of $.15 per BOE in production taxes as a result of higher crude oil and natural gas prices.

     General and administrative expenses increased 35% in 1996 to $7.3 million, primarily due to increased compensation and employee related costs attributable to staff additions made during the last half of 1995 and during 1996 to handle the increased drilling and recompletion activity. Additionally, 1996 expenses include an estimated bonus accrual of approximately $812,000 associated with the Company's 1996 bonus plan, which is awarded based on the Company's after tax return on equity for the year. As a result of these increases, general and administrative expenses per BOE increased 26% from $1.61 in 1995 to $2.03 in 1996.

     Depletion and depreciation expense increased 11% to $16.3 million in 1996. This increase is primarily the result of increased production volumes. The depletion rate per BOE in 1996 increased 4% to $4.55 compared with $4.38 for 1995.

     Interest expense increased 5% to $8.5 million in 1996 from $8.1 million in 1995 due to higher borrowing levels, which were partially offset by a decrease in interest rates. Borrowing levels increased by $2.0 million to $105.4 million prior to the paydown of $20.5 million on April 3, 1996 from the proceeds of the natural gas pipeline sale discussed under "-- Liquidity and Capital Resources." Since April, borrowing levels have increased by $35.6 million to $120.5 million to fund increased drilling activities. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 7.6% in 1996, compared to 8.4% in 1995.

     The Company's net operating loss carryforwards ("NOLs") for United States and Canadian federal income tax purposes were approximately $71 million at December 31, 1996 and expire between 1997 and 2010. Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109") requires that the tax benefit of such NOLs be recorded as an asset to the extent that management assesses the utilization of such NOLs to be "more likely than not." It is expected that future reversals of existing taxable temporary differences will generate taxable amounts sufficient to utilize the majority of the NOLs prior to their expiration. A valuation allowance has been established with respect to approximately $9 million of these NOLs as it is uncertain whether they will be utilized before they expire. See "Risk Factors -- Possible Limitations on Net Operating Loss Carryforwards."

     The Company's net earnings in 1996 were $5.9 million, as compared to $1.8 million in 1995 (including $1.6 million of income from discontinued operations) for the reasons discussed above.

YEAR ENDED DECEMBER 31, 1995 COMPARED WITH YEAR ENDED DECEMBER 31, 1994

     Operating Revenues. During 1995, production revenues increased 55% to $40.9 million as compared to $26.5 million in 1994. This increase was principally due to increased natural gas production, a 10% increase in crude oil production and a 6% increase in crude oil prices received.

     The 10% increase in daily crude oil production for 1995 to 5,966 Bbls was primarily a result of the continued positive response from the Company's waterflood projects in the Laurel field, particularly in the Rodessa formation, as well as results from increased drilling at Summerland, where four wells were drilled in the last half of 1994 and first half of 1995. The significant increase in natural gas production, to approximately 19.4 MMcf per day, reflected the Company's acquisition of ING in December 1994 and ING's production from the Monroe field in north Louisiana. While Coho had very little natural gas production prior to the acquisition, the Company's production profile during 1995 was 65% crude oil and 35% natural gas.

     Crude oil prices increased significantly during the first half of 1995 compared to the same period in 1994 and were reasonably stable for the balance of 1995. The posted price for the Company's crude oil averaged $16.73 per Bbl for 1995, an 8% increase over the average posted price of $15.55 per Bbl experienced in 1994. The price per barrel received by the Company is adjusted for the quality and gravity of crude oil and is generally lower than the posted price. The crude oil prices received by the Company during 1995 did not increase as significantly as the average posted price because the price recorded by the Company includes the effects of the hedging gains and losses discussed below. During 1995, the Company amended certain of its marketing arrangements for the sale of substantially all of its crude oil. The new sales agreement reduced the spread between the posted price and the price received by the Company by approximately $.75 per Bbl, resulting in a net increase in revenues to the Company. This change was effective during the second quarter of 1995.

     The price for natural gas deteriorated during the first nine months of 1995 from 1994 year end prices. Mild winter weather across the United States and delayed summer temperature increases reduced demand during the normally higher volume heating and cooling seasons, and prices reflected this reduced demand. During the fourth quarter of 1995, demand increased and natural gas prices responded. In 1995, the average price per Mcf of natural gas received by the Company was $1.59.

     Production revenues for 1995 included crude oil hedging losses of $593,000 ($.27 per Bbl), while production revenues for 1994 included crude oil hedging gains of $1.1 million ($.54 per Bbl). Production revenues in 1995 also include natural gas hedging gains of $1.0 million ($.15 per Mcf).

     Expenses. Production expenses (including production taxes) were $12.5 million in 1995 compared to $9.4 million in 1994. This increase reflects additional production volumes. On a BOE basis, production costs decreased to $3.71 per BOE in 1995 compared to $4.49 per BOE in 1994. This decrease was the result of increased natural gas production in 1995, which typically has lower operating costs than crude oil wells, and increased crude oil production volumes, which also tend to reduce costs on a BOE basis.

     General and administrative costs increased substantially in 1995 to $5.4 million compared to $3.4 million in 1994. This increase was a result of increased staff to administer the production operations acquired in the ING acquisition. General and administrative expenses were $1.61 per BOE in 1995 and $1.64 per BOE in 1994. During 1995, in connection with the rationalization of operations following the ING acquisition, the Company effected 41 of 42 planned employee terminations and paid termination benefits totalling $2.1 million, which were offset against a restructuring charge which was accrued in 1994.

     Interest expense increased to $8.1 million in 1995 from $4.2 million in 1994. This increase was primarily due to higher borrowing levels related to the acquisition of ING in December 1994, as well as the Company's ongoing capital expenditure program. Advances under the Company's Revolving Credit Facility were $103.4 million (excluding gas storage loans) at December 31, 1995, compared to $86 million at December 31, 1994. The general increase in interest rates also contributed to the increase in interest costs for the period. The average interest rate paid on outstanding indebtedness under the Company's Revolving Credit Facility was 8.4% in 1995, compared to 6.8% in 1994.


     Depletion and depreciation expense increased 47% to $14.7 million in 1995 from $10.0 million in 1994, as a result of the ING acquisition and the resultant increased natural gas production volumes combined with the increased crude oil production volumes in 1995. The depletion rate per BOE decreased to $4.38 in 1995 as compared to $4.78 in 1994. The per BOE decrease results from lower depletion rates on the ING reserves and from additions in proved crude oil reserves associated with the Company's exploration and development activities.


     The Company's net income for 1995 was $1.8 million, including $1.6 million of income from discontinued marketing and transportation operations, as compared to a net loss of $1.7 million in 1994 for the reasons discussed above.

LIQUIDITY AND CAPITAL RESOURCES

     Capital Sources. Cash flow generated from operating activities for the six months ended June 30, 1996, and June 30, 1997, was $10.3 million and $17.3 million, respectively, and was $12.8 million and $16.8 million for the years ended December 31, 1995 and December 31, 1996, respectively. Production and price increases are the major factors contributing to the improved cash flow.

     At June 30, 1997, the Company had a working capital deficit of $2.1 million primarily due to current payables associated with drilling and recompletion activity which will be funded with cash flow from operations and borrowings under the Revolving Credit Facility. At December 31, 1996 the Company had working capital of $6.7 million primarily due to higher than normal crude oil and natural gas receivables as a result of new wells coming online and due to investments in marketable securities.

     In April 1996, the Company's wholly owned subsidiary, ING, sold all of the stock of its wholly owned subsidiaries that comprised the Company's Louisiana natural gas marketing and transportation segment to an unrelated third party, for total consideration of approximately $23 million. The total consideration was comprised of $19.5 million in cash, the assumption of net liabilities of approximately $2.3 million (excluding deferred taxes) and the reimbursement for the payment of certain taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The cash proceeds from the sale were used to reduce amounts outstanding under the Company's Revolving Credit Facility.

     Under the Revolving Credit Facility, the lenders have a maximum commitment of $250 million. Additionally, the amount available to the Company in borrowing capacity for general corporate purposes ("Borrowing Base") is $150 million, with an additional $20 million immediately available to the Company to provide bridge financing for acquisitions. The revolving period terminates on January 1, 2000, at which time the loan converts to a term facility requiring quarterly principal repayments until fully repaid in 2003. The margin premium charged in excess of LIBOR for revolving Eurodollar advances is based on a ratio calculated on a rolling four-quarter basis of consolidated indebtedness to EBITDA. The margin is currently 1.375%, with the highest applicable margin being 1.50%. CRI is the borrower under the Revolving Credit Facility and the repayment of all advances is guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     At June 30, 1997, outstanding advances under the Company's Revolving Credit Facility were $130 million, all of which were classified as long term, and letters of credit outstanding aggregated $2.3 million to secure promissory notes issued in August 1995 relating to the acquisition of the Brookhaven field, leaving $17.7 million available thereunder.

     The Revolving Credit Facility contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholders' equity ($65 million plus 50% of accumulated consolidated net income beginning in 1994 for the cumulative period), (ii) maintenance of minimum ratios of cash flow to interest expense (2.5 to 1) as well as current assets (including unused borrowing base) to current liabilities (1 to 1), (iii) limitations on the Company's ability to incur additional debt and (iv) restrictions on the payment of dividends. At June 30, 1997 and December 31, 1996, shareholders' equity exceeded the minimum required under the Revolving Credit Facility by approximately $14.8 million and $12.6 million, respectively, and the ratios of current assets to current liabilities were 2.2 to 1 and 4.1 to 1, respectively. For the six months ended June 30, 1997 and the year ended December 31, 1996, the ratios of cash flow to interest expense were 4.5 to 1 and 4.3 to 1, respectively.


     Estimated net proceeds from the Offerings to the Company of $193.6 million will be used to fund a portion of the Company's capital expenditure programs including those planned for the last six months of 1997. Initially, such net proceeds will be used to repay all outstanding borrowings under the Company's Revolving Credit Facility and to provide working capital.



     Dividends. While the Company is restricted on the payment of dividends under the Revolving Credit Facility, dividends are permitted on Company equity securities provided (i) the Company is not in default under the Revolving Credit Facility; and (ii) (a) the aggregate sum of the proposed dividend, plus all other dividends or distributions made since February 8, 1994 do not exceed 50% of cumulative consolidated net income during the period from January 1, 1994 to the date of the proposed dividend; or (b) the ratio of total consolidated indebtedness (excluding accounts payable and accrued liabilities) to shareholders' equity does not exceed 1.6 to 1 after giving effect to such proposed dividend or (c) the aggregate amount of the proposed dividend, plus all other dividends or distributions made since February 8, 1994, do not exceed 100% of cumulative consolidated net income for the three fiscal years immediately preceding the date of payment of the proposed dividend. The indenture executed in conjunction with the Debt Offering will limit the Company's ability to pay dividends, primarily based on the level of the Company's outstanding indebtedness and primarily limited to 50% of consolidated net income earned after the date the Notes are issued. Although the Company has never paid a dividend on its Common Stock and has no plan to do so in the foreseeable future, the Company does not believe that the Revolving Credit Facility or the Indenture imposes an undue burden on the Company's ability to pay dividends.


     Capital Expenditures. During the first six months of 1997, the Company incurred capital expenditures of $33.3 million compared with $24.2 million for the first six months of 1996. The capital expenditures incurred during the first six months of 1997 were largely in connection with the continuing development efforts, including recompletions, workovers and waterfloods, on existing wells in the Company's Brookhaven, Laurel, Martinville and Soso fields. In addition during the first six months of 1997, the Company drilled 15 wells as follows: three producing crude oil wells in the Laurel field, one producing crude oil well and one dryhole in the Martinville field, one producing crude oil well in the Soso field, two producing crude oil wells and one producing natural gas well in the Brookhaven field, five producing natural gas wells in the Monroe field and one producing offshore natural gas well in the North Padre field. The Company also had four wells being drilled at June 30, 1997, one in each of the Brookhaven, Martinville, Laurel and North Padre fields. During

1996, the Company incurred capital expenditures of $52.4 million compared with $30.0 million for 1995. Drilling activity increased significantly during 1996 over prior years. The Company drilled a total of 33 gross wells during 1996 as compared to 7 and 9 gross wells drilled in 1994 and 1995, respectively. The majority of the 1996 drilling activity was in the Martinville and Brookhaven fields with the drilling of 12 and 6 gross wells in each field respectively. The remaining 15 wells were drilled in the Monroe field (6 gross wells), the Laurel field (5 gross wells), the Summerland field (3 gross wells) and the Soso field (1 gross well). Additionally, 1996 capital expenditures include costs associated with a 37 square mile 3-D seismic program in the Laurel field. Approximately 38% of the capital spent in 1996 was associated with projects, primarily secondary recovery and 3-D seismic projects, which were not yet complete and therefore did not have an effect on daily production.


     General and administrative costs directly associated with the Company's exploration and development activities were $1.2 million and $1.5 million for the six months ended June 30, 1996 and 1997, respectively, and were $1.8 million and $2.5 million for the years ended December 31, 1995 and 1996, respectively, and were included in total capital expenditures.


     In June 1997, the Board of Directors approved a $10 million increase in the 1997 capital expenditure program to a total of $54 million, which includes the costs of drilling approximately 30 development wells and 9 exploratory wells during the full year. Management believes that, barring any significant acquisitions or other unforeseen capital requirements, funds provided by the Offerings, borrowings under the Revolving Credit Facility and cash flow from operations will be adequate to fund the anticipated capital expenditures and working capital needs of the Company through 1999. The Company has no material capital commitments and is consequently able to adjust the level of its expenditures as circumstances warrant.

                            BUSINESS AND PROPERTIES

OVERVIEW

     Coho Energy, Inc. is an independent energy company engaged, through its wholly owned subsidiaries, in the development and production of, and exploration for, crude oil and natural gas. The Company's crude oil activities are concentrated principally in Mississippi, where it is that state's largest producer of crude oil. The Company's natural gas activities are concentrated principally in Louisiana, where it has a stable reserve base and production that should be maintainable with minimal incremental capital expenditures. At December 31, 1996, the Company's total proved reserves were 53.7 MMBOE with a Present Value of Proved Reserves of $417.1 million, approximately 76% of which were proved developed reserves. At December 31, 1996, approximately 65% of Coho's total proved reserves were comprised of crude oil and the Company's reserve-to-production ratio was approximately 15 years. At June 30, 1997, the Company owned an average working interest of 96% in, and operated over 99% of, its producing properties.

     The Company commenced operations in Mississippi in the early 1980s and to date has focused most of its development efforts in that area. Coho believes that the salt basin in central Mississippi offers significant long-term potential due to the basin's large number of mature fields with multiple hydrocarbon bearing horizons. The application of proven technology to these underexplored fields yields attractive, lower-risk exploitation and exploration opportunities. As a result of the attractive geology and the Company's experience in exploiting fields in the area, Coho has accumulated a three-year inventory of potential development drilling, secondary recovery and exploration projects in this basin. The Company believes that its concentration in this geographic area provides it with important competitive advantages such as its extensive databases, operational infrastructure and economies of scale.

     The Company's focus in the central Mississippi region has resulted in significant production, reserve and EBITDA growth. The Company's average net daily production has increased in each of the last five years from 4,819 BOE in 1992 to 10,717 BOE in the second quarter of 1997, representing a compound annual growth rate of 19.4%. Over the five-year period ended December 31, 1996, the Company discovered or acquired approximately 42.3 MMBOE of proved reserves at an average finding cost of $4.84 per BOE. Over the same period, the Company has replaced over 300% of its production. This increase in reserves from 24.1 MMBOE at year end 1991 to 53.7 MMBOE at year end 1996 represents a five-year compound annual growth rate of 17.4%. Consistent with the increase in production, EBITDA has increased from $16.9 million in 1992 to $36.6 million for the twelve-month period ended June 30, 1997.

OPERATIONS

     Coho has focused its operations on three main activities: conventional exploitation, secondary recovery and exploration. Each of these interrelated activities plays an important role in the Company's continuing production and reserve growth. Coho's operations are conducted primarily in the Brookhaven, Laurel, Martinville, Soso and Summerland fields in Mississippi, and the Monroe field in Louisiana.

     Conventional Exploitation. The Mississippi salt basin is characterized by the large number of formations that have been productive, as well as by the large number of wells that have been drilled over the past 50 years. These well histories provide considerable geological and reservoir information for use in further exploration and exploitation. In 1996, Coho spent $41 million of its total capital expenditures of $52 million on exploitation projects. As of June 30, 1997, Coho had ongoing exploitation projects in the Brookhaven, Laurel, Martinville, Soso and Summerland fields. Coho has been able to achieve significant production and reserve increases in these fields as a result of these efforts.

     Acquisition of mature underdeveloped and underexplored fields has been one of the key elements to the Company's strategy of building reserves and creating shareholder value. By capitalizing on its operating knowledge and technical expertise, the Company has been able to acquire properties and develop substantial additional low-cost reserves through increased spending on conventional development drilling opportunities. This strategy is illustrated in the Company's 1995 acquisition of the Brookhaven field in Mississippi. Less than 25% of the crude oil in place in the Tuscaloosa reservoir at Brookhaven has been recovered to date. Since acquiring this property, the Company has increased total daily field production to approximately 1,360 net BOE at June 30, 1997, from approximately 230 net BOE at the time of acquisition. Additionally, in June 1997, the Company announced that test results of the first two exploratory wells at Brookhaven have proven productive pay sands in three deeper formations. These wells commenced production in the second quarter of 1997.

     Secondary Recovery. Over the last three years, Coho has implemented 12 secondary recovery projects in the Mississippi salt basin. Six of these projects have been successfully developed and six are in the pilot phase. The six developed projects have increased production in these reservoirs by an average of 475%, have produced over 3.3 MMBbls and have 7.7 MMBbls of remaining proved reserves. These 11.0 MMBbls have an estimated finding and development cost of $2.86 per Bbl. In 1996, Coho spent $11.2 million of its total capital expenditure budget on secondary recovery projects. These projects have demonstrated strong production response and meaningful reserve additions. In addition, these projects incur low production costs due to existing field infrastructures and the ability to reinject produced water from current operations. Coho's secondary recovery projects in general produce higher gravity crude oil which is then blended with heavier crude oils from other reservoirs to yield higher price realizations. The Company believes opportunities exist for adding secondary recovery projects throughout the Company's current field inventory.

     Exploration. Because of the many productive formations in the Mississippi salt basin, dry hole risks are substantially reduced, improving exploration economics. The Company has drilled several successful exploration wells in the currently defined Brookhaven, Laurel and Martinville fields. Coho has recently expanded its exploration program and plans to allocate 28% of its 1997 capital budget to exploration. In 1995, Coho completed a 24-square mile 3-D seismic survey on the Martinville field. Based on this data, one successful exploratory well was completed in 1996 and two additional exploration wells are planned in 1997. In 1996, Coho completed a 37-square mile 3-D seismic survey encompassing the Laurel field, Coho's largest crude oil producing field, which currently has producing properties covering less than one square mile within the survey area. Based on initial interpretations, several exploration wells are planned for 1998, and a "look-alike" prospect west of the Laurel field has been identified. In addition to the exploratory success in Brookhaven mentioned above, the Company believes each of these fields has significant exploration reserve potential relative to the Company's reserve base.

BUSINESS STRATEGY

     The Company pursues a multifaceted growth strategy, as follows:

     Relatively Low-Risk Field Development. The Company intends to maximize production and continue to increase reserves through relatively low-risk activities such as development/delineation drilling, including high-angle and horizontal drilling, multi-zone completions, recompletions, enhancement of production facilities and secondary recovery projects. Since 1994, the Company has drilled 57 development wells, of which 93% were completed successfully. The Company anticipates that approximately 72% of its total 1997 capital expenditure budget will be allocated to such relatively low-risk, high-return projects, including secondary recovery projects which will comprise approximately 29% of the total 1997 capital expenditure budget.

     Use of Technology. The Company intends to identify exploration prospects and develop reserves in the vicinity of its existing fields using technologies that include 3-D seismic technology. The Company first began using 3-D seismic technology in the Laurel field in Mississippi in 1983 and has recently shot two large 3-D seismic programs in and around its existing properties. These programs have produced an attractive inventory of exploration projects that the Company will continue to pursue. Approximately 28% of the Company's 1997 capital expenditures will be allocated to such exploration projects.

     Acquire Properties with Underdeveloped Reserves. The Company intends to acquire underdeveloped crude oil and natural gas properties, primarily in the interior salt basin of Mississippi, which have geological complexity and multiple producing horizons. Management believes that the Company's extensive experience in this area of Mississippi developed over the past 14 years should enable it to efficiently increase reserves and improve production rates in this geologically complex environment. For the month of June 1997, the

Company's average daily production per well in Mississippi was 95 BOE, which was substantially higher than the domestic industry average of less than 12 BOE. Additionally, management believes that this experience gives the Company a significant competitive advantage in evaluating similarly situated acquisition prospects.

     Significant Control of Operations. Coho's strategy of increasing production and reserves through acquiring and developing faulted, multiple-zone fields requires the Company to develop a thorough understanding of the complex geological structures and maintain operational control of field development. Therefore, the Company strives to operate and obtain high working interests in all its properties. As of June 30, 1997, Coho operated over 99% of its producing properties with an average working interest of approximately 96%. This operating control, combined with the Company's significant technical and geological expertise in the Mississippi salt basin region, enables the Company to better control the magnitude, quality and timing of capital expenditures and field development.

     Geographic Focus. The Company has been able to maintain a low cost structure through asset concentration. At December 31, 1996, approximately 88% of the Company's Mississippi reserves was concentrated in four fields. Asset concentration permits operating economies of scale and leverages operational, technical and marketing capabilities. As a result, the Company has been able to achieve favorable average production costs of $3.83 per BOE and favorable cash margins of $10.00 per BOE for the six months ended June 30, 1997.

     The Company's principal executive office is located at 14785 Preston Road, Suite 860, Dallas, Texas 75240, and its telephone number is (972) 774-8300.

RECENT DEVELOPMENTS

     During the first half of 1997, the Company was focused principally on continuing development activities in the Company's Laurel, Martinville and Soso fields and exploration activity in the Brookhaven field. During the same time period, Coho drilled 15 new wells, 14 of which were successful, including three crude oil wells in the Laurel field, two exploration wells in the Brookhaven field and five natural gas wells in the Monroe field. The Company believes that events in the following three fields are among its most significant recent developments.

     Brookhaven. The Brookhaven field is one of several prolific fields in southwest Mississippi that have produced from the Tuscaloosa formation. In an attempt to establish commercial production below the Tuscaloosa, Coho drilled an exploration well for the Paluxy and Washita Fredericksburg formations at Brookhaven. This well encountered 14 potentially productive pay sands in the Washita Fredericksburg and Paluxy formations. A tested Paluxy sand flowed at 200 gross BOPD and a Washita Fredericksburg sand was tested and has flowed since May 28, 1997 at over 400 gross BOPD.

     The Company has also successfully tested a Rodessa natural gas exploration well. This well was brought on line on June 12, 1997 and continues to flow at approximately 2.6 MMcf of natural gas and 130 barrels of condensate per day.

     This activity has established significant exploration success for the Company. Since the original shallower Tuscaloosa formation covers 23 square miles, the Company believes that the size of the structure for deeper formations could be similar. Prior to the Company's recent deep success, only five penetrations deeper than the Tuscaloosa existed on this 23-square mile structure. Four of these penetrations were drilled during the 1940s and all five of these penetrations have shown that the Washita Fredericksburg and Paluxy reservoirs are extensive over the field.

     Laurel. The Company believes that the Laurel field, which covers less than one square mile and has to date produced approximately 19 MMBbls, has significant remaining potential for reserve and production growth. In order to better quantify and verify the potential in the currently defined Laurel field and the surrounding area, Coho commenced a 37-square mile 3-D seismic survey in 1996. A preliminary interpretation of the seismic data has been used in the drilling of four successful crude oil wells in the first half of 1997 to verify previously identified drilling locations. This data has increased the Company's confidence for several exploration plays in the Eutaw formation in the current Laurel field, the most productive formation in

Mississippi. A new Laurel "look-alike" has exploration potential in the Tuscaloosa, Paluxy, Rodessa, Sligo and Hosston formations, and additionally in the Cotton Valley and Smackover formations. The data will continue to be analyzed and an exploration program is expected to evolve over 1998 and 1999.

     Martinville. Following the initial processing of 3-D seismic data, Coho drilled two Hosston-depth exploratory test wells in 1996. The Hosston has been the most prolific producing formation in the Martinville field, having produced approximately 5 MMBOE to date. A successful Hosston-depth well was drilled to the west of the existing field and a dry hole Hosston-depth well was drilled to the north of the existing field. The successful Hosston well also found potential pay sands in the Rodessa and Sligo formations. This well was put on production in the Hosston formation in September 1996 at approximately 650 BOE per day and is currently flowing at 150 BOE per day having already produced 130 MBOE. This exploration discovery will result in further development during the latter part of 1997 and 1998. The 3-D seismic has indicated several exploration plays in the Smackover, Cotton Valley, Hosston, Rodessa and Eutaw formations. These plays will be further analyzed beginning in late 1997.

OIL AND GAS OPERATIONS

     PRINCIPAL AREAS OF ACTIVITY

     The following table sets forth, for Coho's major producing fields, average net daily production of crude oil and natural gas on a BOE basis for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996 and the number of productive wells producing as of June 30, 1997, all of which are crude oil wells unless otherwise indicated:

                               YEAR ENDED               SIX MONTHS
                              DECEMBER 31,            ENDED JUNE 30,
                          ---------------------   ----------------------          AS OF JUNE 30, 1997
                          1994    1995    1996    1996         1997        ----------------------------------
                          -----   -----   -----   -----   --------------      NET                    AVERAGE
                          BOE/    BOE/    BOE/    BOE/     BOE/    % OF    PRODUCTIVE   PERCENTAGE   WORKING
         FIELD             DAY     DAY     DAY     DAY     DAY     TOTAL     WELLS       OPERATED    INTEREST
         -----            -----   -----   -----   -----   ------   -----   ----------   ----------   --------
Brookhaven,
  Mississippi...........    --     130(a)  416     336       669      7%        23          100%         93%
Laurel, Mississippi.....  3,100   3,470   3,317   3,579    3,048     29         37          100          92
Martinville,
  Mississippi...........   440     343     580     358     1,290     13         22          100          95
Monroe, Louisiana(b)....   280(c) 3,097   2,892   2,869    2,818     27      2,654          100          96
Soso, Mississippi.......   449     470     772     705     1,068     10         24          100          93
Summerland,
  Mississippi...........  1,139   1,242   1,451   1,474    1,082     10         20          100          90
Other(d)................   314     453     341     281       373      4         13           73          62
                          -----   -----   -----   -----   ------    ---      -----
        Total...........  5,722   9,205   9,769   9,602   10,348    100%     2,793         99.9          96
                          =====   =====   =====   =====   ======    ===      =====

---------------

(a) Calculated as a 365 day average, although the effective acquisition date was July 1, 1995.

(b) All gross and net wells located in Monroe, Louisiana are productive natural gas wells.

(c) Calculated as a 365 day average, although the effective acquisition date was December 8, 1994.

(d) Of the wells indicated, three wells are productive natural gas wells.

     Brookhaven Field, Mississippi. In 1995, the Company purchased a 93% working interest in the unitized Brookhaven field covering more than 13,000 acres. At the time of acquisition, there were 11 active wells and 159 inactive wells. Proved reserves were 1.2 MMBOE and net production averaged approximately 230 BOE per day, producing only from the Tuscaloosa formation.

     Like other fields, Coho made the acquisition anticipating increased field-wide recoveries through development drilling, recompletions, secondary recovery and exploration. During its first year of ownership, the Company focused its efforts on expanding its understanding of the Tuscaloosa reservoir. As a result of its study, the Company identified and drilled five new well bores in the field in 1996. The five penetrations found unswept crude oil reserves associated with structural and stratigraphic complexity. Three of these penetrations were completed as commercial producers and two will be used as injectors to aid the secondary recovery operations.

     In addition to its exploitation success, the Company has had significant exploration success in the first half of 1997. In June, the Company announced that test results of the BFU 5-7 #1 exploratory well indicated pay sands in the Paluxy and Washita Fredricksburg formations. The well encountered approximately 180 net feet of pay in 11 Paluxy sands and three Washita Fredricksburg sands. A single Washita Fredricksburg sand was tested and flowed at over 400 gross BOPD and a tested Paluxy sand flowed at 200 gross BOPD. In addition, 28 additional feet of pay were indicated in the Tuscaloosa formation, even though this reservoir has been producing for more than fifty years. The Company is currently drilling an up-dip well from the BFU 5-7 #1 well and a down structure delineation well. The Company has also successfully tested a Rodessa exploration well. This geopressured Rodessa well is currently producing approximately 2.6 MMcf of gas and 130 barrels of condensate per day. The Company plans to drill an offset well to the Rodessa discovery during the last half of 1997. In total, average net daily production in the second quarter of 1997 was 860 BOE, an increase of 107% from the average net daily production in 1996.

     As a result of the exploration success at Brookhaven, the Company has leased approximately 6,500 net acres on a similar geologic structure near the existing Brookhaven field.

     Laurel Field, Mississippi. The Laurel field is a multi-pay geological setting with producing horizons from the Eutaw formation (approximately 7,500 feet) to the Hosston formation (approximately 13,500 feet). It is the Company's largest oil producing property and represented approximately 29% of Coho's total production on a BOE basis during the six months ended June 30, 1997. At June 30, 1997, the field contained 40 wells producing from the Stanley, Christmas, Tuscaloosa, Washita Fredricksburg, Paluxy, Mooringsport, Rodessa, Sligo and Hosston reservoirs. Proved crude oil reserves at Laurel totalled 14.6 MMBbls at December 31, 1996.

     The Company considers the Laurel field both an exploration and exploitation success. In 1983, at the time of the initial acquisition, the only then existing well in what is now the Laurel field had been operating for 24 years and was only producing 47 BOPD. Coho then proceeded to employ 3-D seismic technology to assist in defining the multi-pay zones in the field and commenced an extensive drilling program to increase primary production, utilizing a combination of vertical, high-angle, and horizontal drilling techniques.

     The Company has also implemented a successful secondary recovery program in a number of Laurel's producing reservoirs. In recent years, secondary recovery programs were started in the Mooringsport, Rodessa, Sligo and Tuscaloosa Stringer reservoirs. The response from the secondary recovery projects has been strong. In total, the secondary recovery projects have added over 6.3 MMBbls to total reserves.

     In addition to the continued exploitation program, the Company is continuing an active exploration program at Laurel. In 1996, much of the Company's focus at Laurel was directed toward a mineral leasing program, permitting and surveying associated with shooting a 37-square mile 3-D seismic program. The results from this study will allow the Company to better evaluate the exploration potential within the Laurel field as it is currently defined, as well as to define significant exploration possibilities in the acreage surrounding the field.

     The average net daily production for the second quarter of 1997 from Laurel was 3,004 BOE, which was down approximately 10.4% compared to 1996 net daily production, as a result of the Company's redirection of water injection activities to optimize ultimate recoverable reserves from the multiple sands of the Rodessa reservoir. It is expected that production will continue to fluctuate as water breakthrough occurs in one sand layer and another sand layer is pressurized. As of August 1, 1997, the net daily production was approximately 3,500 BOE. Coho's average working interest is 92% in the 40 producing wells it operated in the Laurel field at June 30, 1997.

     Martinville Field, Mississippi. The Martinville field was originally discovered in 1957, and was acquired by Coho in April 1989. At the time of acquisition, Martinville was only producing 80 BOPD, while during the second quarter of 1997 it produced 1,475 BOPD. The field covers more than 7,400 acres, and currently has 17 producing wellbores. Like Laurel, the field is characterized by highly complex faulting and produces from multiple horizons. Coho currently has an average 95% working interest in the field.

     In late 1995, the Company conducted a 3-D seismic shoot over a 24-square mile area to enhance the Company's ability to exploit primary reserves through continued reservoir delineation and to develop secondary recovery projects in the Mooringsport, Rodessa and Sligo formations. In 1996, drilling commenced in the Rodessa and Sligo reservoirs and a full scale secondary recovery project was initiated in the Rodessa formation. As part of the secondary recovery project, 4 service wells and 3 producing wells were drilled with strong reservoir response. Reserves at the end of 1996 totaled 4.6 MMBOE, a 57% increase over proved reserves in 1995, and average daily production during the second quarter of 1997 showed a 150% increase from 1996 average daily production.

     The data from the 3-D seismic shoot is also being utilized to further develop the exploration possibilities for the field. In 1996, two exploration wells were drilled, and one proved to be successful in the Hosston formation, with initial daily production flowing at 665 gross BOE. Other significant exploration possibilities exist in the shallow Eutaw formation (approximately 8,000 ft.) as well as the deep Cotton Valley, Smackover and Haynesville formations.

     Monroe Field, Louisiana. In December 1994, as part of the ING acquisition, the Company acquired a 98% working interest and operations in a major portion of the Monroe field. The field was discovered in 1916 and encompasses 25 townships, covering approximately 105,000 acres of fee mineral and leasehold acreage. The primary producing horizon is at a depth of approximately 2,900 feet. Average daily production during the second quarter of 1997 was 2,920 BOE, down slightly from 1996 average daily production primarily due to operational problems associated with seasonal but unusually high levels of flooding. In 1996, the Company initiated a shallow Sparta sand natural gas drilling program which led to six new shallow natural gas wells being drilled in the field at a depth of 250 to 900 feet each. This Sparta program, coupled with continued operating efficiencies and improved natural gas prices, resulted in December 31, 1996 net proved reserves of 97.5 Bcf of natural gas in the Monroe field, a 4% increase over December 31, 1995 proved reserves. Plans in 1997 include continuation of the Sparta drilling program and commencement of a 1,600 foot Wilcox drilling program.

     As part of the ING acquisition the Company also acquired a 100% interest in a natural gas gathering system located in the Monroe field in Louisiana, as well as certain other natural gas gathering systems in the Gulf Coast region. These gathering systems, which are all Company-operated, consist of over 1,000 miles of varying diameter pipe and 24 compressor units with a rated capacity of approximately 11,800 horsepower. In 1996, these systems gathered approximately
28.9 MMcf per day of Company-owned and third party natural gas. These gathering systems are operated through the Company's wholly owned subsidiaries, Coho Louisiana Gathering Company ("CLGC") and Coho Fairbanks Gathering Company ("CFGC").

     Soso Field, Mississippi. In mid-1990, the Company acquired a 90% working interest in the Soso field, which was originally discovered in 1945, and covers approximately 6,461 acres. At the time of acquisition by the Company, the field produced 255 BOPD. In the second quarter of 1997, the average daily production was 1,109 BOE, an increase of 43.7% over 1996 average daily production. Reserves at December 31, 1996 totaled 5.6 MMBOE, a 54% increase over year-end 1995.

     Soso is a large, geologically complex field which had already produced over 60 MMBOE at the time Coho acquired it. Also, like Brookhaven, Coho's detailed mapping of the field suggested that less than 25% of the total in-place crude oil had been recovered. Soso was acquired primarily for the opportunity to increase total recoverable reserves by another 5 to 15% through recompletions in existing wellbores, development drilling and secondary recovery projects.

     Most of the Company's early production growth at Soso was associated with workovers and recompletions on existing wells, and some development drilling; however, with the success of secondary recovery projects at Laurel and Martinville, the Company took a fresh look at the field, and since then, secondary recovery projects have been initiated in the Cotton Valley, Sligo and Rodessa formation. These projects have played a significant role in the threefold increase in daily production.

     Coho believes many more exploitation opportunities exist for primary as well as secondary reserves in this multi-reservoir field. Since the Soso field is associated with a deep salt feature like Laurel, Martinville and Brookhaven, deep exploration potential exists at the Smackover and Haynesville levels.

     Summerland Field, Mississippi. The Summerland field, discovered in 1959, is a broad, elongated, fault bounded anticline with productive intervals from the Tuscaloosa formation at approximately 6,000 feet to the Mooringsport formation at 12,500 feet. At June 30, 1997, the Company operated 22 producing wells and has an average working interest of 89.6% in this unitized field.

     The Company assumed operating control in November 1989. Recompletions, development drilling and the installation of higher volume artificial lift equipment increased net daily crude oil production from 415 BOPD (of which only 200 Bbls were economic) in 1989 at the date of acquisition, to 1,700 BOPD in June 1997. Net daily crude oil production in 1996 represented a 16.8% increase over 1995 production and was also the highest annual crude oil production in the 38 year life of the field. Average daily production during the second quarter of 1997 was 1,090 BOPD, down 24.9% from 1996 average daily production.

     At December 31, 1996, the Summerland field had proved reserves of 5.8 MMBOE reflecting a 18% decline in reserves from year-end 1995. This decline in reserves was primarily associated with high production volumes during 1996 and the drilling of two unsuccessful wells in the Tuscaloosa formation. Summerland has some additional exploration possibilities from deep drilling in the Cotton Valley and Smackover formations.

     Other Domestic Properties. The Company also has working interests in other producing properties in Mississippi and Texas. Coho operates the Bentonia and Frio properties in Mississippi and owns non-operated working interests in the Glazier property in Mississippi, and a field in state waters offshore North Padre Island, Texas. As of December 31, 1996, these fields had combined net proved reserves of 3.8 MMBOE. The Company is in the process of selling the Frio properties.

     Tunisia, North Africa. Coho has an interest in two permits covering 1.5 million gross acres in Tunisia, North Africa that it acquired from its former Canadian parent company. During 1994, Coho and its joint interest partners conducted a seismic survey on both the onshore Anaguid and offshore Alyane permits in Tunisia. In October 1995, Coho and its partners drilled an unsuccessful, exploratory well on its Anaguid permit in southern Tunisia. In early 1997, the Company conducted a 465 kilometer 2-D seismic program in a new area of the Anaguid permit. Coho is currently evaluating potential opportunities in the permit area and intends to drill a well in early 1998. Coho's estimated cost to drill this well is less than $2.0 million. The Company's current working interest is 50% in the Anaguid permit and 100% in the Alyane permit (up from 50% in 1995 due to the non-renewal of a 50% option by a third party). The Company is currently evaluating its options with respect to the Alyane permit.

     PRODUCTION

     The following table sets forth certain information regarding Coho's volumes, average prices received and average production costs associated with its sales of crude oil and natural gas for the six months ended June 30, 1996 and 1997 and for each of the years in the three-year period ended December 31, 1996:

                                                                      SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,          JUNE 30,
                                        --------------------------    ----------------
                                         1994      1995      1996      1996      1997
                                        ------    ------    ------    ------    ------
CRUDE OIL:
  Volumes (MBbls).....................   1,977     2,178     2,467     1,203     1,282
  Average sales price (per Bbl)(a)....  $12.86    $13.62    $16.42    $15.71    $17.03
NATURAL GAS:
  Volumes (MMcf)......................     670(b)  7,093     6,646     3,265     3,544
  Average sales price (per Mcf)(c)....  $ 1.55    $ 1.59    $ 2.07    $ 1.96    $ 2.17
AVERAGE PRODUCTION COST (PER
  BOE)(d).............................  $ 4.49    $ 3.71    $ 3.88    $ 3.90    $ 3.83

---------------

(a) Includes the effects of crude oil price hedging contracts. Price per Bbl before the effect of hedging was $12.32, $13.89 and $18.34 for the years ended December 31, 1994, 1995 and 1996, respectively, and $16.80 and $17.34 for the six months ended June 30, 1996 and 1997, respectively.

(b) Includes volumes from ING properties for the one month post-acquisition period.

(c) Includes the effects of natural gas price hedging contracts. Price per Mcf before the effect of hedging was $1.55, $1.44 and $2.24 for the years ended December 31, 1994, 1995 and 1996, respectively, and $2.29 and $2.15 for the six months ended June 30, 1996 and 1997, respectively.

(d) Includes lease operating expenses and production taxes.

     DRILLING ACTIVITIES

     During the periods indicated, the Company drilled or participated in the drilling of the following wells, all of which were in the United States, except as otherwise indicated.

                                       YEAR ENDED DECEMBER 31,                SIX MONTHS
                            ---------------------------------------------        ENDED
                                1994            1995            1996         JUNE 30, 1997
                            ------------    ------------    -------------    -------------
                            GROSS    NET    GROSS    NET    GROSS    NET     GROSS    NET
                            -----    ---    -----    ---    -----    ----    -----    ----
EXPLORATORY:
  Crude oil...............   --      --      --      --       1       1.0      1       1.0
  Natural gas.............   --      --      --      --      --        --      1        .8
  Dry holes...............    1      .3       1*     .5*      1       1.0      1       1.0
DEVELOPMENT:
  Crude oil...............    4      3.7      6      5.4     13      12.0      6       5.6
  Natural gas.............   --      --       1      1.0      6       6.0      6       5.4
  Dry holes...............   --      --      --      --       4       3.7     --        --
  Service wells...........    2      1.7      1      .9       8       7.5     --        --
                             --      ---     --      ---     --      ----     --      ----
          Total...........    7      5.7      9      7.8     33      31.2     15      13.8
                             ==      ===     ==      ===     ==      ====     ==      ====

---------------

* Well drilled in Tunisia

     RESERVES

     The following table summarizes the Company's net proved crude oil and natural gas reserves by field as of December 31, 1996, the most recent date for which reserve data is available, which have been reviewed by Ryder Scott.

                                                         CRUDE     NATURAL    NET PROVED
                                                          OIL        GAS       RESERVES
                                                        (MBBLS)    (MMCF)       (MBOE)
                                                        -------    -------    ----------
Brookhaven, Mississippi...............................    2,803        316       2,855
Laurel, Mississippi...................................   14,573        463      14,650
Martinville, Mississippi..............................    4,490        651       4,599
Monroe, Louisiana.....................................       --     97,545      16,257
Soso, Mississippi.....................................    5,640         --       5,640
Summerland, Mississippi...............................    5,849         --       5,849
Other.................................................    1,467     14,157       3,828
                                                         ------    -------      ------
          Total.......................................   34,822    113,132      53,678
                                                         ======    =======      ======

     At December 31, 1996, the Company had net proved developed reserves of 40,579 MBOE and net proved undeveloped reserves of 13,099 MBOE. The Present Value of Proved Reserves was $417.1 million, which represented $299.3 million for the proved developed and $117.8 million for the proved undeveloped reserves. At December 31, 1995, the Company reported total proved reserves of 48,777 MBOE and the Present Value of Proved Reserves was $268.6 million. This total represents an increase of 4,901 MBOE and $148.5 million in reserves and Present Value of Proved Reserves, respectively, at December 31, 1996. The increase was attributable to extensions and discoveries associated with the Company's efforts in Mississippi, the increase in posted crude oil prices and increased natural gas prices, as well as a new crude oil marketing contract which reduced the spread between the actual price received by Coho for its crude oil and posted prices.

     There are numerous uncertainties inherent in estimating quantities of proved crude oil and natural gas reserves, including many factors beyond the control of the Company. The estimates of the reserve engineers are based on several assumptions, all of which are to some degree speculative. Actual future production, revenues, taxes, production costs, development expenditures and quantities of recoverable crude oil and natural gas reserves might vary substantially from those assumed in the estimates. Any significant variance in these assumptions could materially affect the estimated quantity and value of reserves set forth herein. In addition, the Company's reserves might be subject to revision based upon actual production, results of future development, prevailing crude oil and natural gas prices and other factors. See "Risk Factors -- Uncertainty of Estimates of Reserves and Future Net Revenues."

     In general, the volume of production from crude oil and natural gas properties declines as reserves are depleted. Except to the extent Coho acquires additional properties containing proved reserves or conducts successful exploration and development activities, or both, the proved reserves of Coho will decline as reserves are produced. Future crude oil and natural gas production is, therefore, highly dependent upon the level of success in acquiring or finding additional reserves.

     For further information on reserves, costs relating to crude oil and natural gas activities and results of operations from producing activities, see "Supplemental Information Related to Oil and Gas Activities" appearing in note 16 to the Consolidated Financial Statements of the Company included elsewhere herein.

     ACREAGE

     The following table summarizes the developed and undeveloped acreage owned or leased by Coho at June 30, 1997:

                                                    DEVELOPED           UNDEVELOPED
                                                ------------------    ----------------
                                                 GROSS       NET      GROSS      NET
                                                -------    -------    ------    ------
Mississippi...................................   25,126     23,168    20,678    19,479
Louisiana.....................................  125,770    105,496     1,598     1,419
Texas.........................................    2,796      2,796     1,691     1,691
Offshore Gulf of Mexico.......................    5,760      2,269        --        --
                                                -------    -------    ------    ------
          Total...............................  159,452    133,729    23,967    22,589
                                                =======    =======    ======    ======

     The Company also holds a working interest in two exploratory permits in Tunisia, North Africa; an onshore permit covering 1,412,000 gross acres (50% working interest) and an offshore permit covering 115,000 gross acres (100% working interest).

TITLE TO PROPERTIES

     As is customary in the oil and gas industry, in certain circumstances, the Company makes only a limited review of title to undeveloped crude oil and natural gas leases at the time they are acquired by Coho. However, before the Company acquires crude oil and natural gas properties, and before drilling commences on any leases, the Company causes a thorough title search to be conducted, and any material defects in title are remedied to the extent possible. To the extent title opinions or other investigations reflect title defects, the Company, rather than the seller of the undeveloped property, is typically obligated to cure any such title defects at its expense. If Coho were unable to remedy or cure any title defect of a nature such that it would not be prudent to commence drilling operations on the property, the Company could suffer a loss of its entire investment in the property. The Company believes that it has good title to its crude oil and natural gas properties some of which are subject to immaterial encumbrances, easements and restrictions. The crude oil and natural gas properties owned by the Company are also typically subject to royalty and other similar non-cost bearing interests customary in the industry. The Company does not believe that any of these encumbrances or burdens will materially affect Coho's ownership or use of its properties.

COMPETITION

     The crude oil and natural gas industry is highly competitive. A large number of companies and individuals engage in drilling for crude oil and natural gas, and there is a high degree of competition for desirable crude oil and natural gas properties suitable for drilling, for materials and third-party services essential for their exploration and development and for attracting and retaining quality personnel. The principal competitive factors in the acquisition of crude oil and natural gas properties include the staff and data necessary to identify, investigate and purchase such properties and the financial resources necessary to acquire and develop them. Many of Coho's competitors are substantially larger and have greater financial and other resources than does Coho.

     The principal resources necessary for the exploration for, and the acquisition, exploitation, production and sale of, crude oil and natural gas are leasehold or freehold prospects under which crude oil and natural gas reserves may be discovered, drilling rigs and related equipment to explore for and develop such reserves and capital assets required for the exploitation and production of the reserves and knowledgeable personnel to conduct all phases of crude oil and natural gas operations. Coho must compete for such resources with both major oil companies and independent operators and also with other industries for certain personnel and materials. Although Coho believes its current resources are adequate to preclude any significant disruption of operations in the immediate future, the continued availability of such materials and resources to Coho cannot be assured.

CUSTOMERS AND MARKETS

     Substantially all of Coho's crude oil is sold at the wellhead at posted prices, as is the custom in the industry. In certain circumstances, natural gas liquids are removed from the natural gas produced by Coho and are sold by Coho at posted prices. During 1996 two purchasers of Coho's crude oil and natural gas, EOTT Energy Corp. ("EOTT") and Mid Louisiana Marketing Company, accounted for 66% and 15%, respectively, of Coho's receipt of operating revenues. In 1995 Amerada Hess Corporation ("Amerada") accounted for 66% of Coho's receipt of operating revenues. Subsequent to December 31, 1995, Amerada sold its Mississippi pipeline transportation and marketing assets to EOTT. Coho consented to Amerada's assignment of its short term contract to EOTT and entered into a new three-year crude oil purchase agreement with EOTT effective March 1, 1996. Under the crude oil purchase agreement Coho has committed the majority of its crude oil production in Mississippi to EOTT for a period of three years on a pricing basis of posting plus a premium.

     The natural gas produced in the Monroe field (approximately 17.4 MMcf per day in 1996) is sold either to industrial or jurisdictional customers along the interstate pipeline formerly owned by the Company or to industrial customers in the field that are connected to the gathering system. Generally, the Company sells its natural gas at prices based on regional price indices, set on a month-to-month basis. Effective with the sale of the natural gas marketing and transportation companies, the Company entered into a long-term natural gas sales contract for its Monroe field natural gas to Mid Louisiana Marketing Company based on regional price indices set on a month-to-month basis, consistent with past operations.

     The price received by the Company for crude oil and natural gas may vary significantly during certain times of the year due to the volatility of the crude oil and natural gas market, particularly during the colder winter and hot summer months. As a result, the Company periodically enters into forward sale agreements or other arrangements for a portion of its crude oil and natural gas production to hedge its exposure to price fluctuations. Gains and losses on these forward sale agreements are reflected in crude oil and natural gas revenues at the time of sale of the related hedged production. While intended to reduce the effects of the volatility of the prices received for crude oil and natural gas, such hedging transactions may limit potential gains by the Company if crude oil and natural gas prices were to rise substantially over the price established by the hedge. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- General" and Note 1 to the Consolidated Financial Statements included elsewhere herein.

OFFICE AND FIELD FACILITIES

     The Company leases its executive and administrative offices in Dallas, Texas, consisting of 38,568 square feet, under a lease that continues through October 2000. The Company also leases a field office in Laurel, Mississippi covering approximately 5,000 square feet, under a non-cancelable lease extending through June 2000. The field office facilities in Fairbanks, Louisiana and Brookhaven, Mississippi are owned by the Company.

GOVERNMENTAL REGULATION

     Regulation of Crude Oil and Natural Gas Exploration and Production. Crude oil and natural gas exploration, development and production are subject to various types of regulation by local, state and federal agencies. Such regulations include requiring permits for the drilling of wells, maintaining bonding requirements in order to drill or operate wells, and regulating the location of wells, the method of drilling and casing wells, the surface use and restoration of properties upon which wells are drilled, and the plugging and abandonment of wells. The Company's operations are also subject to various conservation laws and regulations, including those of Mississippi, Louisiana and Texas wherein the Company's properties are located. These laws and regulations include the regulation of the size of drilling and spacing units or proration units, the density of wells that may be drilled, and unitization or pooling of crude oil and natural gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of land and leases. In addition, state conservation laws establish maximum rates of production from crude oil and natural gas wells, generally restrict the venting or flaring of natural gas, and impose certain requirements regarding the ratability of production. The effect of these regulations is to limit the amount of crude oil and natural gas the Company can produce from its wells and to limit the number of wells or the locations at which the Company can drill. Each state generally imposes a production or severance tax with respect to production and sale of crude oil, natural gas and natural gas liquids within their respective jurisdictions. For the most part, state production taxes are applied as a percentage of production or sales. Currently, the Company is subject to production tax rates of up to 6% in Mississippi and $.02 per Mcf in Louisiana. In addition, the Company has been active in the adoption of legislation dealing with production and severance tax relief in Mississippi.

     Legislation affecting the crude oil and natural gas industry is under constant review for amendment and expansion. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue and have issued rules and regulations binding on the crude oil and natural gas industry and its individual members, some of which carry substantial penalties for failure to comply. The regulatory burden on the crude oil and natural gas industry increases the Company's cost of doing business and, consequently, affects its profitability.

     Offshore Leasing. Certain of the Company's operations are located on federal crude oil and natural gas leases, which are administered by the United States Minerals Management Service (the "MMS"). Such leases are issued through competitive bidding, contain relatively standardized terms and require compliance with detailed MMS regulations and orders (which are subject to change by the MMS). For offshore operations, lessees must obtain MMS approval for exploration plans and development and production plans prior to the commencement of such operations. In addition to permits required from other agencies (such as the Coast Guard, the Army Corps of Engineers and the Environmental Protection Agency), lessees must obtain a permit from the MMS prior to the commencement of drilling. The MMS has promulgated regulations requiring offshore production facilities located on the Outer Continental Shelf ("OCS") to meet stringent engineering and construction specifications. Similarly, the MMS has promulgated other regulations governing the plugging and abandonment of wells located offshore and the removal of all production facilities. Under certain circumstances, the MMS may require any Company operations of federal leases to be suspended or terminated. To cover the various obligations of lessees on the OCS, the MMS generally requires that lessees or operators post substantial bonds or other acceptable assurances that such obligations will be met. The cost of such bonds or other surety can be substantial and there is no assurance that the Company can obtain bonds or other surety in all cases.

     In addition, the U.S. Court of Appeals for the D.C. Circuit recently ruled that the MMS can only collect royalties on gas that is produced, bought or sold, and cannot collect revenues from financial arrangements, such as take-or-pay settlements.

     In 1995, the MMS issued a notice of proposed rulemaking in which it proposed to amend its regulations governing the calculation of royalties and the valuation of natural gas produced from federal leases. The principal feature in the amendments, as proposed, would have established an alternative market index based method to calculate royalties on certain natural gas production sold to affiliates or pursuant to non-arm's-length sales contracts. The MMS proposed this rulemaking to facilitate royalty valuation in light of changes in the natural gas marketing environment. The MMS subsequently reopened the public comment period under the proposed rule due to the diversity of comments received under the proposed rule. As a result, the MMS outlined five options for alternatives to using gross proceeds as a basis for natural gas valuation. On April 22, 1997, the MMS withdrew its proposed rulemaking to amend such regulations. At the same time, the MMS solicited comments on two supplemental options for valuing natural gas produced from federal leases -- one being index-based and the other being based on the royalty collection practice in Norway by which royalty values are established by a "Petroleum Price Board." The MMS recently extended the period for public comments on the two supplemental options to September 22, 1997. In 1996, the MMS proposed a rulemaking to update transportation allowance regulations to reflect the changes in the natural gas industry due to FERC Order No. 636 unbundling. The rulemaking would clarify which costs are deductible from federal and Indian leases. The Final Rule is expected this year. The Company cannot predict what action the MMS will take on these matters, nor can it predict at this stage of the rulemaking proceeding how the Company might be affected by amendments to the regulations.

     Crude Oil Sales and Transportation Rates. Sales of crude oil and condensate can be made by Coho at market prices not subject at this time to price controls. In January 1997, the MMS proposed a rulemaking to modify the valuation procedures for arm's-length and non-arm's-length crude oil transactions. The intent of the rule is to decrease the reliance on posted prices and assign a value to crude oil that better reflects market value. On July 3, 1997, the MMS proposed changes to the previously proposed rulemaking. Comments on proposed changes were due by August 4, 1997. The price that the Company receives from the sale of these products is affected by the cost of transporting the products to market. The Energy Policy Act of 1992 directed the FERC to establish a "simplified and generally applicable" rate making methodology for crude oil pipeline rates. Effective as of January 1, 1995, the FERC implemented regulations establishing an indexing system for transportation rates for crude oil pipelines, which would generally index such rates to inflation, subject to certain conditions and limitations. The Company is not able to predict with certainty what effect, if any, these regulations will have on it, but other factors being equal under certain conditions, the regulations may tend to increase transportation costs or reduce wellhead prices for such commodities.

     Gathering Regulation. Under the Natural Gas Act (the "NGA"), facilities used for and operations involving the production and gathering of natural gas are exempt from FERC jurisdiction, while facilities used for and operations involving interstate transmission are not. The FERC's determination of what constitutes exempt gathering facilities, as opposed to jurisdictional transmission facilities, has evolved over time. Under current law even facilities which otherwise would have been classified as gathering may be subject to the FERC's rates and service jurisdiction when owned by an interstate pipeline company and when such regulation is necessary in order to effectuate FERC's Order No. 636 open-access initiatives. Respecting facilities owned by noninterstate pipeline companies, such as Coho Fairbanks Gathering Company
(CFGC) and Coho Louisiana Gathering Company (CLGC), the Company's gathering facilities, the FERC has historically distinguished between these types of activities on a very fact-specific basis which makes it difficult to predict with certainty the status of gathering facilities. On November 1, 1993, in Docket No. CP93-79-000, this uncertainty was settled by FERC with respect to the gathering facilities transferred from Mid Louisiana Gas Company, the Company's former interstate pipeline, to CFGC effective January 1, 1994, when FERC issued an order declaring the facilities to be nonjurisdictional gathering. On May 27, 1994, FERC affirmed its November 1, 1993 order in all material respects. On June 27, 1994, the Producer-Marketer Transportation Group Gathering Coalition and the Independent Petroleum Association of America (IPAA) filed a request for a rehearing of the May 27, 1994 order. On December 6, 1994, FERC issued a final order disallowing IPAA's request for rehearing. On December 9, 1994, IPAA filed a petition for review of the FERC orders in the U.S. Court of Appeals for the D.C. Circuit. This case is one in a series of cases that has delineated the FERC's gathering policy. Among other matters, the FERC slightly narrowed its statutory tests for establishing gathering status and reaffirmed that it does not have jurisdiction over natural gas gathering facilities and services and that such facilities and services are properly regulated by state authorities. As a result, natural gas gathering may receive greater regulatory scrutiny by state agencies. In addition, the FERC has approved several transfers by interstate pipelines of gathering facilities to unregulated gathering companies, including affiliates. This could allow such companies to compete more effectively with independent gatherers. Although these FERC orders delineating its new gathering policy are subject to court appeals, there has been only one definitive court decision to date. The U.S. Court of Appeals for the D.C. Circuit upheld the FERC's decision to not regulate gathering rates but found that its "default" contract requirement was unlawful as outside the FERC's jurisdiction. The court remanded the case to the FERC, which has not yet acted on remand. The U.S. Supreme Court declined to review the D.C. Circuit's decision. Management does not believe the ultimate resolution of these proceedings will have a material adverse effect on the financial condition of the company.

     State regulation of gathering facilities generally includes various safety, environmental and, in some circumstances, nondiscriminatory take requirements. While some states provide for the rate regulation of pipelines engaged in the intrastate transportation of natural gas, such regulation has not generally been applied against gatherers of natural gas. For historical reasons, however, certain of the gathering facilities owned by CLGC are subject to the jurisdiction of the Louisiana Department of Natural Resources ("LDNR") pursuant to its authority to regulate intrastate pipelines. Further, natural gas gathering may receive greater regulatory scrutiny following the pipeline industry restructuring under Order No. 636. Thus the Company's gathering operations could be adversely affected should they be subject in the future to the application of state or federal regulation of rates and services.

     Future Legislation and Regulation. The Company's operations will be affected from time to time in varying degrees by political developments and federal and state laws and regulations. In particular, crude oil and natural gas production operations and economics are affected by tax and other laws relating to the petroleum industry, by changes in such laws and by constantly changing administrative regulations. For example, the price at which natural gas may lawfully be sold has historically been regulated under the NGA. Only recently, with the deregulation of the last regulated price categories of natural gas on January 1, 1993, have free market forces been allowed to control the sales price of natural gas. Given the right set of circumstances, there is no guarantee that new regulations, similar or otherwise, would not be imposed on the production or sale of crude oil, condensate or natural gas. It is therefore impossible to predict the terms of any future legislation or regulations that might ultimately be enacted or the effects of any such legislation or regulations on the Company.

ENVIRONMENTAL REGULATIONS

     The Company's operations are subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands lying within wilderness, wildlife refuges or preserves, wetlands and other protected areas, and impose substantial liabilities for pollution resulting from the Company's operations. Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent and costly waste handling, disposal and clean-up requirements could have a significant impact on the operating costs of the Company, as well as the oil and gas industry in general. Management believes that the Company is in substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse impact on the Company.

     The Oil Pollution Act of 1990 (the "OPA") and regulations thereunder impose a variety of regulations on "responsible parties" related to the prevention of crude oil spills and liability for damages resulting from such spills into or upon navigable waters, adjoining shorelines or in the exclusive economic zone of the United States. A "responsible party" includes the owner or operator of an onshore facility or a vessel, or the lessee or permittee of the area in which an offshore facility is located. The OPA, as recently amended, requires the lessee or permittee of the offshore area in which a covered offshore facility is located to establish and maintain evidence of financial responsibility in the amount of $35.0 million to cover liabilities related to a crude oil spill for which such person is statutorily responsible. Prior to its amendment, the OPA required such lessee or permittee to maintain evidence of financial responsibility in the amount of $150.0 million, and the amended statute authorizes the President of the United States to increase the amount of financial responsibility to

$150.0 million depending on the risks posed by the quantity of crude oil that is handled by the facility. On March 25, 1997, the MMS proposed regulations to implement the financial responsibility requirements under the OPA. The proposed regulations would use an offshore facility's worst case oil-spill discharge volume to determine if the responsible party must demonstrate increased financial responsibility. Because the Company's only offshore well is a natural gas well, it does not believe that it will be subject to the financial responsibility requirements, if such requirements are implemented in the manner proposed by MMS. The Company cannot predict the final form of any financial responsibility regulations that will be adopted by the MMS, but the impact of any such regulations should not be any more adverse to the Company than it will be to other similarly situated companies.

     The OPA subjects responsible parties to strict, joint and several and potentially unlimited liability for removal costs and certain other damages caused by an oil spill covered by the statute. It also imposes other requirements on responsible parties, such as the preparation of a crude oil spill contingency plan. The Company has such a plan in place. Failure to comply with the OPA's ongoing requirements or inadequate cooperation during a spill event may subject a responsible party to civil or criminal enforcement actions. As of this date, the Company is not the subject of any civil or criminal enforcement actions under the OPA.

     The Federal Water Pollution Control Act of 1972, as amended (the "FWPCA"), imposes restrictions and strict controls regarding the discharge of produced waters and other oil and gas wastes into navigable waters. These controls have become more stringent over the years, and it is probable that additional restrictions will be imposed in the future. Permits must be obtained to discharge pollutants into state and federal waters. Certain state discharge regulations and the Federal National Pollutant Discharge Elimination System general permits prohibit the discharge of produced water and sand, drilling fluids, drill cuttings and certain other substances related to the oil and gas industry into coastal waters. The FWPCA provides for civil, criminal and administrative penalties for any unauthorized discharges of oil and other hazardous substances in reportable quantities and, along with the OPA, imposes substantial potential liability for the costs of removal, remediation and damages. State laws for the control of water pollution also provide varying civil, criminal and administrative penalties and impose liabilities in the case of a discharge of petroleum or its derivatives, or other hazardous substances, into state waters.

     The Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA"), also known as the "Superfund" law, imposes liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substance under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances and for damages to natural resources. In addition, it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment. Currently, the Company does not own or operate CERCLA identified sites.

     The Resource Conservation and Recovery Act ("RCRA") is the principal federal statute governing the treatment, storage and disposal of hazardous wastes. RCRA imposes stringent operating requirements (and liability for failure to meet such requirements) on a person who is either a "generator" or "transporter" of hazardous waste or an "owner" or "operator" of a hazardous waste treatment, storage or disposal facility. At present, RCRA includes a statutory exemption that allows most crude oil and natural gas exploration and production wastes to be classified as non-hazardous waste. A similar exemption is contained in many of the state counterparts to RCRA. At various times in the past, proposals have been made to amend RCRA and various state statutes to rescind the exemption that excludes crude oil and natural gas exploration and production wastes from regulation as hazardous waste under such statutes. Repeal or modification of this exemption by administrative, legislative or judicial process, or through changes in applicable state statutes, would increase the volume of hazardous waste to be managed and disposed of by the Company. Hazardous wastes are subject to more rigorous and costly disposal requirements than are non-hazardous wastes. Any such change in the applicable statutes may require the Company to make additional capital expenditures or incur increased operating expenses.

     A sizable portion of the Company's operations in Mississippi is conducted within city limits. On an annual basis in order to obtain permits to conduct new drilling operations, the Company is required to meet certain tests of financial responsibility. The Company is conducting a voluntary program to remove inactive aboveground storage tanks from its well sites. Inactive tanks are replaced, as necessary, with newer aboveground storage tanks.

     Some states have enacted statutes governing the handling, treatment, storage and disposal of naturally occurring radioactive material ("NORM"). NORM is present in varying concentrations in subsurface and hydrocarbon reservoirs around the world and may be concentrated in scale, film and sludge in equipment that comes in contact with crude oil and natural gas production and processing streams. Mississippi legislation prohibits the transfer of property for residential or other unrestricted use if the property contains NORM above prescribed levels. The Company is voluntarily remediating NORM concentrations identified at the Brookhaven field in Mississippi. In addition, the Company is a defendant in several lawsuits brought in 1994 and 1996 by landowners alleging personal injury and property damage from NORM at various wellsite locations.

     Certain governmental agencies are presently studying whether the crude oil and natural gas industry's practice of utilizing mercury meters poses any potential problems that require more stringent regulation. Operators in the Monroe field have been asked to monitor their operations and assist in gathering data. During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe field. Under the plan, the Company began removal of the mercury meters within the two wildlife refuges in 1996. The Company continues to cooperate with the other various agencies in their studies. At this time, the Company believes that minor mercury spillages and leaks may have occurred in the past. However, the Company believes that such spillages and leaks are less than the amounts reportable under prior or existing statutes and laws.

     Because the Company's strategy is to acquire interests in underdeveloped crude oil and natural gas properties many of which have been operated by others for many years, the Company may be liable for damage or pollution caused by the former operators of such crude oil and natural gas properties. The Company makes a provision for future site restoration charges on a unit-of-production basis which is included in depletion and depreciation expense. The Company's operations are also subject to all of the risks normally incident to the operation and development of crude oil and natural gas properties and the drilling of crude oil and natural gas wells, including encountering unexpected formations or pressures, blowouts, cratering and fires, which could result in personal injuries, loss of life, pollution damage and other damage to the properties of the Company and others. Moreover, offshore operations are subject to a variety of operating risks peculiar to the marine environment, such as hurricanes or other adverse weather conditions, to more extensive governmental regulation, including regulations that may, in certain circumstances, impose strict liability for pollution damage, and to interruption or termination of operations by governmental authorities based on environmental or other considerations. The Company maintains insurance against certain losses or liabilities arising from its operations in accordance with customary industry practices and in amounts that management believes to be reasonable. However, insurance is either not available to the Company against all operational risks or is not economically feasible for the Company to obtain. The occurrence of a significant event that would impose liability on the Company that is either not insured or not fully insured could have a material adverse effect on the Company's financial condition and results of operations.

EMPLOYEES

     At July 31, 1997, Coho had 132 employees associated with its operations, including 27 field personnel in Mississippi and 40 field personnel in Louisiana. None of the Company's employees is represented by a union. The Company considers its employee relations to be satisfactory.

                                   MANAGEMENT

     The names of the executive officers and directors of the Company and certain information with respect to them are set forth below.

               NAME                 AGE                        POSITION
               ----                 ---                        --------
Jeffrey Clarke....................  52    President, Chief Executive Officer and Director
R.M. Pearce.......................  46    Executive Vice President and Chief Operating
                                          Officer
Eddie M. LeBlanc, III.............  48    Senior Vice President and Chief Financial Officer
Anne Marie O'Gorman...............  38    Senior Vice President Corporate Development and
                                            Corporate Secretary
Keri Clarke.......................  41    Vice President, Land and Environmental/Regulatory
                                            Affairs
R. Lynn Guillory..................  50    Vice President, Human Resources and Administration
Larry L. Keller...................  38    Vice President, Exploitation
Patrick S. Wright.................  41    Vice President, Operations
Susan J. McAden...................  40    Controller
Robert B. Anderson................  71    Director
Roy R. Baker......................  75    Director
Frederick K. Campbell.............  59    Director
Louis F. Crane....................  56    Director
Howard I. Hoffen..................  33    Director
Kenneth H. Lambert................  52    Director
Douglas R. Martin.................  52    Director
Carl S. Quinn.....................  66    Director
Jake Taylor.......................  50    Director

     Jeffrey Clarke has served as Chairman of the Company since October 1993 and as President and Chief Executive Officer of the Company since September 1993. Mr. Clarke served as Executive Vice President and Chief Operating Officer of CRI from May 1982 until May 1990, as President and Chief Operating Officer from May 1990 to October 1992 and as President and Chief Executive Officer of CRI since October 1992. He has served as Senior Vice President, Chief Operating Officer and a director of CRL since 1984 and has been engaged by CRL in various capacities since 1980. Jeffrey Clarke and Keri Clarke, Vice President, Land and Environmental/Regulatory Affairs of the Company, are brothers.

     R. M. Pearce has served as Executive Vice President and Chief Operating Officer of the Company since August 1995 and has been an officer of Coho since November 1993. From July 1991 to October 1993, Mr. Pearce served as President of GRL Production Services Company.

     Eddie M. LeBlanc, III joined the Company as Senior Vice President and Chief Financial Officer when the Company acquired ING on December 8, 1994. From the inception of ING in March 1992 through its acquisition by the Company, Mr. LeBlanc was Senior Vice President and Chief Financial Officer of ING. From August 1991 until March 1992, Mr. LeBlanc was an independent businessman.

     Anne Marie O'Gorman was appointed Senior Vice President Corporate Development in March 1996 having been Vice President, Corporate Development of Coho (and CRI, prior to September 1993) from August 1993. Ms. O'Gorman has been employed by CRI or CRL in various capacities since 1985. Ms. O'Gorman has served as Secretary of the Company since September 1993.

     Keri Clarke has served as Vice President, Land and Environmental/Regulatory Affairs of Coho (or CRI, prior to September 1993) since 1989. He has also been employed by CRL in various positions since 1981. Keri Clarke and Jeffrey Clarke are brothers.

     R. Lynn Guillory joined the Company as Vice President, Human Resources and Administration when the Company acquired ING. Mr. Guillory held that same position with ING since its inception in March 1992. From August 1991 until the inception of ING, Mr. Guillory was an independent businessman.

     Larry L. Keller has served as Vice President, Exploitation of Coho (or CRI, prior to September 1993) from August 1993 and has been employed in various engineering positions with CRI since July 1990.

     Patrick S. Wright joined Coho as Vice President, Operations in January 1996. From January 1991 until he joined Coho, Mr. Wright served in several managerial positions with Snyder Oil Corporation (an international oil and gas exploration and production company) .

     Susan J. McAden joined the Company as Controller in February 1995. From September 1993 to February 1995, Ms. McAden was Vice President and Controller of Lincoln Property Company (a property development and management company). From November 1990 to September 1993, Ms. McAden was Chief Accounting Officer and Treasurer of Concap Equities, Inc.("Concap") (the acting general partner for sixteen public real estate partnerships) and from November 1989 to November 1990, Ms. McAden was Vice President-Controller of Concap.

     Robert B. Anderson has served as President of R. B. Anderson Energy Company (a private oil and gas and real estate company) since 1989.

     Roy R. Baker has been an independent consultant in the oil and gas industry since 1984.

     Frederick K. Campbell served as Vice Chairman of the Board of Directors of CRI from June 1990 until September 1993, served as a director of CRL from 1980 until September 1993 and served as CRL's Chairman of the Board from 1982 until June 1992. Mr. Campbell has served as Chairman of the Board and Chief Executive Officer of Campco International Capital Ltd. (private investment company) since 1984.

     Louis F. Crane has served as President and Chief Executive Officer of Orleans Capital (investment portfolio management firm) since November 1991. Mr. Crane is a director of Offshore Logistics Inc. and Columbia Universal Corp.

     Howard I. Hoffen has been a Principal since January 1996 and was previously a Vice President of Morgan Stanley & Co. Incorporated. Mr. Hoffen joined Morgan Stanley in 1985 and became a member of the Merchant Banking Division in 1986. Mr. Hoffen is currently a Vice President of the general partner of The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II")and a director of Amerin Guaranty Corporation and Catalytica Inc.

     Kenneth H. Lambert served as Chairman of the Board of Directors of CRI from 1980 until September 1993, as Chief Executive Officer of CRI from 1980 to 1992 and as President of CRI from 1980 to 1990. Mr. Lambert served as President and Chief Executive Officer of CRL from 1980 to June 1992, and as Chairman of the Board of CRL from June 1992 until September 1993. Mr. Lambert has served as President and Chief Executive Officer of Nugold Technology Ltd. (a private company dealing in the recovery of precious metals) since April 1993. Mr. Lambert is chairman of the board, president, chief executive officer and director of Edmonton International Industries Ltd. (a Canadian public investment holding company) and Chairman of the Board of Destination Resorts, Inc. (a Canadian public resort development corporation).

     Douglas R. Martin has served as Chairman of Pursuit Resources Corp. (a Canadian public oil and gas company) since September 1993. Mr. Martin served as Senior Vice President and Chief Financial Officer of CRI from May 1990 to August 1993. He served as CRL's Senior Vice President and Chief Financial Officer from April 1990 to August 1993.

     Carl S. Quinn served as Chairman of the Board, President and Chief Executive Officer of ING from its inception in March 1992 until its acquisition by the Company in December 1994. Mr. Quinn was Chairman of the Board, President and Chief Executive Officer of Arkla Exploration Company (an oil and gas company) from October 1989 through December 1991. Mr. Quinn is a director of Atmos Energy Corporation.

     Jake Taylor has been an independent financial consultant since 1989.


     Messrs. Hoffen and Quinn were elected to the Board of Directors upon the issuance of Common Stock and Series A Preferred Stock for the acquisition of ING. Each were designated to serve as directors of the Company by MSLEF II pursuant to the terms of the Registration Rights and Shareholder Agreement dated as of December 8, 1994, as amended (the "ING Shareholder Agreement"), among MSLEF II and Quinn Oil Company Ltd. ("Quinn") (the previous stockholders of ING) and the Company.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth, as of July 31, 1997, the beneficial ownership of Common Stock by (i) each shareholder of the Company selling Common Stock in this Offering (a "Selling Shareholder"), (ii) each person or entity who, to the knowledge of the Company, based on information received from or on behalf of such persons, was the beneficial owner of more than 5% of the outstanding shares of Common Stock, and (iii) all executive officers and directors of Coho as a group. Unless otherwise specified, such persons have sole voting power and sole dispositive power with respect to all shares attributable to him.


                                            SHARES BENEFICIALLY
                                                OWNED PRIOR                        SHARES BENEFICIALLY
                                                TO OFFERING                       OWNED AFTER OFFERING
                                            -------------------      SHARES       ---------------------
         NAME OF BENEFICIAL OWNER            NUMBER     PERCENT   BEING OFFERED     NUMBER     PERCENT
         ------------------------           ---------   -------   -------------   ----------   --------
SELLING SHAREHOLDERS:
  The Morgan Stanley Leveraged Equity Fund
     II, L.P.(a)..........................  5,597,653    27.4%      3,076,655      2,520,998      9.9%
  Quinn Oil Company Ltd. and Carl S.
     Quinn(b).............................    574,685     2.8         307,827        266,858      1.0
  Lambert Holdings Ltd., Edmonton
     International Industries Ltd., 297139
     Alberta Ltd. and Kenneth H.
     Lambert(c)...........................    648,239     3.2         200,000        448,239      1.8
OTHER PRINCIPAL SHAREHOLDERS:
  Wellington Management Company(d)........  1,115,857     5.5              --      1,115,857      4.4
  Neuberger & Berman(e)...................  1,045,800     5.1              --      1,045,800      4.1
All directors and executive officers as a
  group (18 persons)(b)(c)(f).............  3,821,620    18.7         507,827      3,313,799     13.0


---------------


(a) MSLEF II, Morgan Stanley Leveraged Equity Fund II, Inc. and Morgan Stanley, Dean Witter, Discover & Co. may each be deemed to have sole voting and dispositive power with respect to the 5,597,653 shares of Common Stock that were issued to MSLEF II in connection with the acquisition of ING and the payment of dividends in exchange for cancellation of the Company's Series A Preferred Stock in August 1995. If the Underwriters' overallotment option is exercised in full, the number and percentage of shares beneficially owned by MSLEF II after this Offering will be 1,350,440 shares and 5.3%.


(b) Quinn and Carl S. Quinn, a director of the Company, may each be deemed to have sole voting and dispositive power with respect to the 559,685 shares of Common Stock that were issued to Quinn in connection with the acquisition of ING and the payment of dividends in exchange for cancellation of the Company's Series A Preferred Stock in August 1995. The number of shares shown as beneficially owned by Mr. Quinn include shares owned by such entities and also include 15,000 shares that may be acquired by Mr. Quinn within 60 days upon the exercise of stock options. If the Underwriters' overallotment option is exercised in full, the number and percentage of shares beneficially owned after this Offering will be 149,744 shares and .6%.

(c) Mr. Lambert, a director of the Company, is the beneficial owner of the shares held by Lambert Management Ltd., Lambert Holdings Ltd., Edmonton International Industries Ltd., 372268 Alberta Ltd., 249172 Alberta Ltd., and 297139 Alberta Ltd. The number of shares shown as beneficially owned by Mr. Lambert include the shares owned by such entities and also include 78,058 shares that may be acquired by Mr. Lambert within 60 days upon the exercise of stock options. Included in Mr. Lambert's total shares are 35,959 shares which are held by family members; Mr. Lambert claims no beneficial interest in these shares.

(d) Based solely on information contained in a Schedule 13G dated January 24, 1997 filed with the Commission. Wellington Management Company acts as a financial advisor for its clients and has shared voting power with respect to 470,467 shares, and shared dispositive power with respect to 1,115,857 shares, of Common Stock that are owned by its clients.

(e) Based solely on information contained in a Schedule 13G dated February 10, 1997 filed with the Commission, Neuberger & Berman acts as investment advisor for its clients and has sole voting power with respect to 192,000 shares of Common Stock, shared voting power with respect to 623,000 shares and shared dispositive power with respect to 1,045,800 shares of Common Stock owned by its clients.

(f) Includes 2,046,151 shares that may be acquired within 60 days upon the exercise of stock options held by all directors and executive officers as a group.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of Coho consists of 50,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $.01 per share. At July 31, 1997, 20,464,630 shares of Common Stock were outstanding and no shares of Preferred Stock were outstanding. A total of 2,544,197 shares of Common Stock are reserved for issuance upon the exercise of options granted under the Company's Stock Option Plans.

COMMON STOCK

     Holders of shares of Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of shareholders. Such holders have the right to cumulate their votes in the election of directors. Holders of Common Stock have no redemption or conversion rights and no preemptive or other rights to subscribe for securities of Coho. In the event of a liquidation, dissolution or winding up of Coho, holders of Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all debts and liabilities of Coho, and the preferential rights of any series of Preferred Stock then outstanding. The shares of Common Stock outstanding are, and the shares to be offered hereby will be, fully paid and non-assessable.

     Holders of Common Stock have an equal and ratable right to receive dividends, when, as and if declared by the Board of Directors out of funds legally available therefor and only after payment of, or provision for, full dividends on all outstanding shares of any series of Preferred Stock and after Coho has made provision for any required sinking or purchase funds for series of Preferred Stock. See "Dividend Policy."

PREFERRED STOCK

     The Preferred Stock may be issued, from time to time, in one or more series, and the Board of Directors, without further approval of the shareholders, is authorized to fix the dividend rights and terms, redemption rights and terms, liquidation preferences, conversion rights, voting rights and sinking fund provisions applicable to each such series of Preferred Stock. If Coho issues a series of Preferred Stock in the future that has voting rights or preferences over the Common Stock with respect to the payment of dividends and upon Coho's liquidation, dissolution or winding up, the rights of the holders of the Common Stock offered hereby may be adversely affected. The issuance of shares of Preferred Stock could be utilized, under certain circumstances, in an attempt to prevent an acquisition of Coho. The Company has no present intention to issue any shares of Preferred Stock.

LIMITATION OF DIRECTOR LIABILITY

     The Articles of Incorporation of Coho contain a provision that limits the liability of Coho's directors as permitted under Texas law. The provision eliminates the liability of a director to Coho or its shareholders for monetary damages for negligent or grossly negligent acts or omissions in the director's capacity as a director. The provision does not affect the liability of a director (i) for breach of his duty of loyalty to Coho or to shareholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) for acts or omissions for which the liability of a director is expressly provided by an applicable statute, or (iv) in respect of any transaction from which a director received an improper personal benefit. Pursuant to the Articles of Incorporation, the liability of directors will be further limited or eliminated without action by shareholders if Texas law is amended to further limit or eliminate the personal liability of directors.

RIGHTS PLAN

     In September 1994, the Company adopted a Rights Plan which, as amended, provided for the distribution by the Company of one common share purchase right (a "Right") for each outstanding share of Common Stock to holders of record of Common Stock at the close of business on September 28, 1994, and for the issuance of one Right for each share of Common Stock thereafter issued prior to the earlier of the date the Rights first become exercisable, the date of redemption of the Rights and September 13, 2004, the expiration date of the Rights. Until such time that the Rights become exercisable, the Rights will be evidenced by the certificates representing the shares of Common Stock with respect to which the Rights were issued and may only be traded with such shares.

     The Rights become exercisable on the earlier of (i) ten business days after a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person"), which term does not include the Company, any subsidiary of the Company, any employee benefit plan of the Company or the Company's subsidiaries, or any entity holding Common Stock for or pursuant to any such plan, have acquired beneficial ownership of 20% or more of the Common Stock and
(ii) ten business days after the commencement of, or the first public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in beneficial ownership by a person or group (excluding the Company, any subsidiary of the Company, any employee benefit plan of the Company or of its subsidiaries, and any entity holding Common Stock for or pursuant to any such plan) of 20% or more of the Common Stock outstanding.

     At any time up until ten business days after the acquisition by an Acquiring Person of 20% or more of the Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right.

REGISTRATION RIGHTS

     The Company is a party to a Registration Rights Agreement with MSLEF II and Quinn and an Amended and Restated Registration Rights Agreement with Kenneth H. Lambert and Frederick K. Campbell, two directors of the Company. MSLEF II, Quinn and Mr. Lambert are the Selling Shareholders in this Offering. The Registration Rights Agreement with MSLEF II and Quinn generally provides that each may make up to three requests to have certain shares of Common Stock registered by the Company. The Registration Rights Agreement will continue to be applicable to shares of Common Stock owned by MSLEF II and Quinn following this Offering. The Amended and Restated Registration Rights Agreement with Messrs. Lambert and Campbell generally provides each individual with the right to make one request and to participate in a registration by the Company (a "piggyback" registration) for certain shares of Common Stock owned by such individuals. The Amended and Restated Registration Rights Agreement will continue to be applicable to shares of Common Stock owned by Mr. Lambert after the Offering. Mr. Campbell has indicated to the Company that he does not desire to participate in this Offering.

TRANSFER AGENT AND REGISTRAR

     The transfer agents for the Common Stock are Chase Mellon Shareholder Services L.L.C. and Montreal Trust Company of Canada and the registrar is Chase Mellon Shareholder Services L.L.C.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

REVOLVING CREDIT FACILITY

     The Company has a revolving credit facility (the "Revolving Credit Facility") with Banque Paribas, Houston Agency, Bank One Texas, N.A. and MeesPierson, N.V., as co-agents, and Bank of Scotland, Credit Lyonnais, New York Branch, Christiana Bank Og Kreditkasse and Den Norske Bank AS (collectively, the "Lenders"). The total credit commitment and borrowing base under the Revolving Credit Facility at June 30, 1997 was $250 million and $150 million, respectively. In addition, the Revolving Credit Facility provides $20 million of bridge financing for acquisitions. The Revolving Credit Facility is secured by the crude oil and natural gas properties of the Company and guaranteed by all of the Company's material subsidiaries, excluding the Revolving Credit Facility co-borrowers, and such guarantees are secured by all of the crude oil and natural gas properties of the subsidiaries and the stock of all guaranteeing subsidiaries. The Revolving Credit Facility is subject to borrowing base availability as determined from time to time by the Lenders at their sole discretion, and in accordance with customary practices and standards in effect from time to time for crude oil and natural gas loans to borrowers similar to the Company. The borrowing base may be affected from time to time by the performance of the Company's crude oil and natural gas properties and changes in crude oil and natural gas prices. The Company incurs a commitment fee of 3/8% per annum on the unused portion of the borrowing base and 1/4% per annum on the unused portion of the bridge financing capability.


     The Revolving Credit Facility consists of a $150 million revolving credit loan, the revolving period of which is scheduled to terminate on January 1, 2000. The balance remaining outstanding at that time will convert to a term loan repayable in 14 equal quarterly installments commencing on March 31, 2000, and with the final installment being payable on June 30, 2003. The Revolving Credit Facility bears interest at the option of the Company at (i) LIBOR plus a maximum of 1.50% or (ii) the Prime Rate. At June 30, 1997, outstanding borrowings under the Revolving Credit Facility were approximately $130 million. An additional $2.3 million was reserved against the issuance of standby letters of credit. At September 29, 1997, the amount borrowed under the Revolving Credit Facility was $146.0 million.


     In addition to the $150 million borrowing base, the Revolving Credit Facility provides for $20 million in bridge financing for acquisitions. Any borrowings under the bridge facility which remains outstanding after any borrowing base redetermination subsequent to any acquisition shall be repaid by the earlier of (i) one year from the acquisition date of the assets requiring the bridge financing borrowings or (ii) the maturity date of the bridge financing facility. Borrowings under the bridge facility bear interest at the option of the Company at (i) LIBOR plus 2.75% or (ii) Citibank Prime plus 1.0%. The bridge financing availability matures on December 31, 1997.

     The Revolving Credit Facility contains certain covenants which, among other things, restrict the payment of dividends, limit the Company's ability to incur additional debt, and provide that the Company must maintain minimum amounts of shareholders equity and financial ratio coverages. See "Management's Discussion and Analysis of Financial Position and Results of Operations -- Liquidity and Capital Resources."

SENIOR SUBORDINATED NOTES


     Concurrently with this Offering, the Company is offering up to $150 million aggregate principal amount of its 8 7/8% Senior Subordinated Notes Due 2007, pursuant to the Debt Offering. The following is a summary of certain terms of the Notes and is qualified in its entirety by reference to the Indenture (the "Indenture") relating to the Notes. A copy of the proposed form of Indenture has been filed with the Registration Statement of which this Prospectus forms a part.



     The Notes will be unsecured senior subordinated obligations of the Company and will rank pari passu in right of payment with all existing and future senior subordinated indebtedness of the Company and will be subordinated to future senior indebtedness of the Company. The Notes mature on October 15, 2007. The Notes will bear interest from October 3, 1997 at the rate of 8 7/8% per annum payable semi-annually, commencing on April 15, 1998. Certain subsidiaries of the Company will issue guarantees of the Notes on a senior subordinated basis.

     The Notes will be redeemable at the option of the Company, in whole or in part, at any time or from time to time, at a premium which, for the period prior to October 15, 2002, will be based on a Treasury make-whole calculation and, for the period after such date, will be at a fixed percentage that declines to par on or after October 15, 2004, in each case together with accrued and unpaid interest to the date of redemption. In the event the Company consummates an Equity Offering (as defined in the Indenture) prior to October 15, 2000, the Company may, at its option, use all or a portion of the proceeds from such offering to redeem up to 35% of the original aggregate principal amount of the Notes at a redemption price equal to 108.875% of the aggregate principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, thereon to the redemption date, provided at least $80 million aggregate principal amount of the Notes remains outstanding after such redemption.


     Upon the occurrence of a Change of Control and a Rating Decline (each as defined in the Indenture), each holder of Notes will have the right to require the Company to purchase all or a portion of such holder's Notes at a price equal to 101% of the aggregate principal amount thereof, together with accrued and unpaid interest to the date of purchase.

     The Indenture will contain certain covenants, including covenants that limit (i) indebtedness, (ii) restricted payments, (iii) distributions from restricted subsidiaries, (iv) transactions with affiliates, (v) sales of assets and subsidiary stock (including sale and leaseback transactions), (vi) dividends and other payment restrictions affecting restricted subsidiaries and (vii) mergers or consolidations.

                     CERTAIN UNITED STATES TAX CONSEQUENCES
                          TO NON-UNITED STATES HOLDERS

     The following is a general discussion of certain anticipated United States federal income and estate tax consequences of the ownership and disposition of Common Stock applicable to Non-United States Holders of Common Stock. For the purpose of this discussion, a "Non-United States Holder" is any corporation, individual, partnership, estate or trust that is, as to the United States, a foreign corporation, a nonresident alien individual, a foreign partnership or a foreign estate or trust as such terms are defined in the Code. This discussion does not deal with all aspects of United States income and estate taxation that may be relevant to a Non-United States Holder in light of his, her or its particular circumstances or to certain Non-United States Holders that may be subject to special treatment under United States federal tax laws (i.e., insurance companies, tax-exempt organizations, financial institutions or broker-dealers) and does not deal with foreign, state and local tax consequences that may be relevant to Non-United States Holders in light of their personal circumstances. Furthermore, the following discussion is based on current provisions of the Code and administrative and judicial interpretations as of the date hereof, all of which are subject to change, possibly with retroactive effect. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state and local and non-United States income and other tax consequences of owning and disposing of Common Stock.

DIVIDENDS

     Generally, any dividend paid to a Non-United States Holder of Common Stock will be subject to United States withholding tax at a rate of 30% of the gross amount of the dividend, or at a lesser applicable treaty rate. Under current United States Treasury regulations and published rulings, dividends paid to an address in a foreign country generally are presumed to be paid to a resident of such country for purposes of determining the applicable treaty rate, if any. Under proposed United States Treasury regulations not currently in effect, however, a Non-United States Holder of Common Stock who wishes to claim the benefit of an applicable treaty rate would be required to satisfy applicable certification and other requirements. A Non-United States Holder of Common Stock eligible for a reduced rate of United States withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld by filing an appropriate claim for refund with the United States Internal Revenue Service (the "Service"). To the extent that a distribution with respect to the Common Stock represents a return of basis for United States federal income tax purposes, a Non-United

States Holder may apply for a refund of any amounts currently withheld with respect to such return of basis by filing an appropriate claim for a refund with the Service.

     Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected With the Conduct of Business in the United States) with the Company or its paying agent.

     In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a rate of 30% or at a lesser applicable treaty rate.

     If the holder of Common Stock is a domestic or foreign partnership engaged in a United States trade or business, the partnership generally will be required to withhold tax on any effectively connected dividend includible in the distributive share of partnership income (the "Distributive Share") of a partner who is a non-United States person (a "Foreign Partner"), whether or not distributed, at the highest applicable rate of United States taxation (currently, 39.6% for a noncorporate partner and 35% for a corporate partner). A domestic partnership will be required to withhold tax at the 30% withholding tax rate (or applicable treaty rate) on any dividend includible in the Distributive Share of a Foreign Partner that is not an effectively connected dividend, whether or not distributed. Different withholding requirements may apply to partnerships that are publicly traded, and such partnerships are accordingly advised to consult their tax advisors.

SALE OF COMMON STOCK

     A Non-United States Holder generally will not be subject to United States federal income tax (and no tax generally will be withheld) with respect to any gain realized upon the sale or other disposition of his, her or its Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) the Non-United States Holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year (or taxable year if one has been established) in which such disposition occurs, the Common Stock is a capital asset and either (a) such individual's "tax home," within the meaning of
Section 911(d)(3) of the Code, is in the United States or (b) the gain is attributable to an office or other fixed place of business maintained in the United States by such individual,(iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain United States expatriates, or (iv) the Company is or has been a "United States real property holding corporation" for federal income tax purposes. Non-United States holders who would be subject to United States federal income tax with respect to gain recognized on a sale or other disposition of Common Stock should consult applicable treaties, which may provide for different rules.

     The Company has determined that it is a "United States real property holding corporation" for United States federal income tax purposes. Accordingly, a Non-United States Holder who holds or held (during the five-year period preceding such disposition) more than five percent of the Common Stock will be subject to federal income tax on the sale or other disposition of such stock as a result of the Company's being a "United States real property holding corporation," assuming that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes.

BACKUP WITHHOLDING AND INFORMATION REPORTING

     Payments of dividends to a Non-United States Holder at an address outside the United States may be subject to information reporting, but will not, under current law, generally be subject to backup withholding. The payment of the proceeds of the disposition of Common Stock to or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the owner of the stock certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. The payment of the proceeds of the disposition by a Non-United States Holder of Common Stock to or through a foreign office of a broker will not be subject to backup withholding. The Service has indicated, however, that it is studying the possible application of backup withholding in the case of a foreign office of a broker that is (a) a United States person, (b) a United States-controlled foreign corporation or (c) a foreign person 50% or more of whose gross income for certain periods is from a United States trade or business. Moreover, in the case of foreign offices of such brokers, information reporting will apply to such payments of proceeds unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules are generally allowable as a refund or credit against such Non-United States Holder's United States federal income tax liability, if any, provided that the required information is furnished to the Service.

     The procedures described above for withholding tax on dividend payments, and some of the associated backup withholding and information reporting rules, are currently the subject of proposed regulations issued in 1996, which are proposed to be effective for payments made after December 31, 1997, subject to certain transition rules (the "1996 Proposed Regulations"). The 1996 Proposed Regulations, if adopted in their current form, would modify the procedures for establishing an exemption from withholding tax described above. Informal statements by the Service indicate that the 1996 Proposed Regulations, when finally adopted, will be made effective for payments made after December 31, 1998. No official announcement to this effect, however, has been issued by the Service.

FEDERAL ESTATE TAX

     Common Stock owned, or treated as owned, by a nonresident alien individual at the time of his or her death will be included in such holder's gross estate for United States federal estate tax purposes and, subject to certain credits, taxed at graduated rates of up to 55%, unless an applicable estate tax treaty provides otherwise.

     THE FOREGOING DISCUSSION IS A SUMMARY OF THE PRINCIPAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF THE COMMON STOCK BY NON-UNITED STATES HOLDERS. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF THE COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION.

                                  UNDERWRITERS

     Under the terms and subject to the conditions set forth in the Underwriting Agreement dated the date hereof, the Company and the Selling Shareholders have agreed to sell 5,000,000 and 3,584,482 shares, respectively, of the Common Stock to the Underwriters named below (the "Underwriters"), for whom Morgan Stanley & Co. Incorporated, Jefferies & Company, Inc., Prudential Securities Incorporated and Smith Barney Inc. are acting as Representatives, and the Underwriters have agreed severally to purchase the number of shares of Common Stock set forth opposite their respective names in the table below:


                                                               NUMBER
                                                                 OF
                        UNDERWRITER                            SHARES
                        -----------                           ---------
Morgan Stanley & Co. Incorporated...........................  1,646,182
Jefferies & Company, Inc. ..................................  1,646,100
Prudential Securities Incorporated..........................  1,646,100
Smith Barney Inc. ..........................................  1,646,100
ABN Amro Chicago Corporation................................    160,000
Bear, Stearns & Co. Inc.....................................    160,000
Brean Murray, Foster Securities Inc. .......................     80,000
Gaines, Berland Inc. .......................................     80,000
Howard, Weil, Labouisse, Friedrichs Incorporated............    160,000
Joephthal, Lyon & Ross Incorporated.........................     80,000
Lehman Brothers Inc. .......................................    160,000
McDonald & Company Securities, Inc. ........................     80,000
Neuberger & Berman, LLC.....................................     80,000
Oppenheimer & Co., Inc. ....................................    160,000
Ormes Capital Markets, Inc. ................................     80,000
Petrie Parkman & Co., Inc. .................................    160,000
Principal Financial Securities, Inc. .......................     80,000
Rauscher Pierce Refsnes, Inc. ..............................    160,000
Raymond James & Associates, Inc. ...........................     80,000
Sanders Morris Mundy Inc. ..................................     80,000
SF Investments, Inc. .......................................     80,000
TD Securities Inc. .........................................     80,000
                                                              ---------
          Total.............................................  8,584,482
                                                              =========


     The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of Common Stock offered hereby are subject to the approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all of the shares of Common Stock offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such shares are taken.


     The Underwriters initially propose to offer part of the shares of Common Stock directly to the public at the Price to Public set forth on the cover page hereof and part to certain dealers at a price which represents a concession not in excess of $.33 per share under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share to other Underwriters or to certain dealers. After the initial offering of the shares of Common Stock, the offering price and other selling terms may from time to time be varied by the Underwriters.


     Pursuant to the Underwriting Agreement, two of the Selling Shareholders, Quinn and MSLEF II, have granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to 1,287,672 additional shares of Common Stock at the public offering price set forth on the cover page hereof, less underwriting discounts and commissions. The Underwriters may exercise such option to purchase solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of

Common Stock offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of Common Stock as the number set forth opposite to such Underwriter's name in the preceding table bears to the total number of shares of Common Stock offered by the Underwriters hereby.

     The Company, its executive officers and directors and the Selling Shareholders have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, they will not (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock (provided that such shares or securities are either currently owned by such person or are acquired in connection with the Offering) or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of such shares of Common Stock, whether any such transaction described in clause (i) or (ii) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, for a period of 90 days after the date hereof, other than (x) the sale to the Underwriters of the shares of Common Stock offered hereby or (y) the issuance by the Company of shares of Common Stock upon the exercise of any options granted or shares of Common Stock issued pursuant to existing benefit plans of the Company.

     Each of the Underwriters has represented and, during the period of six months after the date hereof, agreed that (a) it has not offered or sold and will not offer or sell any shares of Common Stock in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purpose of their business or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations (1995) (the "Regulations"); (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 and the Regulations with respect to anything done by it in relation to the shares of Common Stock offered hereby in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1996, or is a person to whom such document may otherwise lawfully be issued or passed on.

     In connection with the ING acquisition in 1994, MSLEF II, an affiliate of Morgan Stanley & Co. Incorporated, acquired Common Stock and Series A Preferred Stock of the Company representing 27.4% of the equity capital of the Company. In addition, Mr. Howard Hoffen, currently a Principal of Morgan Stanley & Co. Incorporated, was nominated to the Board of Directors by MSLEF II pursuant to the terms of the ING Shareholder Agreement. MSLEF II, which is a Selling Shareholder, beneficially owns 5,597,653 shares of Common Stock (27.4% of the Common Stock on a fully diluted basis) prior to this Offering and following this Offering will beneficially own 2,520,998 shares (9.9%) (1,350,440 shares, or 5.3%, if the Underwriters' over-allotment option is exercised in full).

     Jefferies & Company, Inc. has from time to time provided financial advisory services to the Company, for which services Jefferies & Company, Inc. has received customary compensation.

     In order to facilitate this Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock. Specifically, the Underwriters may overallot in connection with this Offering, creating a short position in the Common Stock for their own account. In addition, to cover overallotments or to stabilize the price of the Common Stock, the Underwriters may bid for, and purchase, shares of Common Stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the Common Stock in this Offering, if the syndicate repurchases previously distributed Common Stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the Common Stock above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

     The Company, the Selling Shareholders and the Underwriters have agreed to indemnify each other against certain liabilities that may be incurred in connection with the offering of the Common Stock, including liabilities under the Securities Act, or to contribute to payments that the other may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters with respect to the shares of Common Stock offered hereby will be passed upon for Coho by Fulbright & Jaworski L.L.P., Houston, Texas. The Underwriters have been represented by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

     The consolidated financial statements and schedule of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994 have been included and incorporated by reference herein and in the Registration Statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

     The consolidated financial statements of Coho Energy Inc. as of December 31, 1996 and 1995, included in this Prospectus and elsewhere in this Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.


     With respect to the unaudited interim financial information for the six months ended June 30, 1997, Arthur Andersen LLP has applied limited procedures in accordance with professional standards for a review of that information. However, their separate report thereon states that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their report on that information should be restricted in light of the limited nature of the review procedures applied. In addition, the accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Act.


     The evaluation of the Ryder Scott Company Petroleum Engineers, independent consulting petroleum engineers, of Coho's proved reserves of crude oil and natural gas and related information set forth herein and based on such evaluation are included herein in reliance upon the authority of such firm as an expert with respect to such matters.

                             AVAILABLE INFORMATION


     Coho Energy, Inc. is subject to the informational requirements of the Exchange Act, and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information may be inspected and copied at the offices of the Commission, Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Regional Offices of the Commission at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, New York, New York 10048. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the Commission at Room 1024, Judiciary Plaza Building, 450 Fifth Street, N.W., Washington D.C. 20549. In addition, such materials filed electronically by the Company with the Commission are available at the Commission's World Wide Web site at http://www.sec.gov. The Common Stock is traded on the Nasdaq Stock Market and such reports, proxy and information statements, and other information, may be inspected at the Nasdaq Stock Market, 1735 K Street, N.W., Washington, D.C. 20006.


     Coho Energy, Inc. has filed with the Commission a Registration Statement on Form S-3 (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the Securities

Act with respect to the securities offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement is qualified in its entirety by such reference. The Registration Statement and any amendments thereto, including exhibits filed as a part thereof, are available for inspection and copying at the Commission's offices as described above.

                                    GLOSSARY

     Unless otherwise indicated, natural gas volumes are stated at the legal pressure base of the State or area in which the reserves are located at 60 degrees Fahrenheit. The following definitions shall apply to the technical terms used herein:

     "Bbls" means barrels of crude oil, condensate or natural gas liquids, 42 U.S. gallons.

     "Bcf" means billions of cubic feet.

     "BOE" means barrel of oil equivalent, assuming a ratio of six Mcf to one
Bbl.

     "BOPD" means Bbls per day.

     "Developed acreage" means acreage which consists of acres spaced or assignable to productive wells.

     "Dry hole" means a well found to be incapable of producing either crude oil or natural gas in sufficient quantities to justify completion as a crude oil or natural gas well.

     "Gravity" means the Standard American Petroleum Institute method for specifying the density of crude petroleum.

     "Gross" means the number of wells or acres in which the Company has an interest.

     "MBbls" means thousands of Bbls.

     "MBOE" means thousands of BOE.

     "Mcf" means thousands of cubic feet.

     "MMBbls" means millions of Bbls.

     "MMBOE" means millions of BOE.

     "MMbtu" means millions of British Thermal Units.

     "MMcf" means millions of cubic feet.

     "Net" is determined by multiplying gross wells or acres by the Company's working interest in such wells or acres.

     "Present Value of Proved Reserves" means the present value (discounted at 10%) of estimated future net cash flows (before income taxes) of proved crude oil and natural gas reserves.

     "Productive well" means a well that is not a dry hole.

     "Proved developed reserves" means only those proved reserves expected to be recovered from existing completion intervals in existing wells and those reserves that exist behind the casing of existing wells when the cost of making such reserves available for production is relatively small relative to the cost of a new well.

     "Proved reserves or reserves" means natural gas, crude oil, condensate and natural gas liquids on a net revenue interest basis, found to be commercially recoverable.

     "Proved undeveloped reserves" means those reserves expected to be recovered from new wells on undrilled acreage or from existing wells where a relatively major expenditure is required for recompletion.

     "Secondary recovery" means a method of oil and natural gas extraction in which energy sources extrinsic to the reservoir are utilized.

     "Undeveloped acreage" means leased acres on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of crude oil and natural gas, regardless of whether or not such acreage contains proved reserves.

                         INDEX OF FINANCIAL STATEMENTS

                                                               PAGE
                                                              -------
AUDITED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................      F-2
Independent Auditors' Report................................      F-3
Consolidated Balance Sheets, December 31, 1995 and 1996.....      F-4
Consolidated Statements of Earnings, Years Ended December
  31, 1994, 1995 and 1996...................................      F-5
Consolidated Statements of Shareholders' Equity, Years Ended
  December 31, 1994, 1995
  and 1996..................................................      F-6
Consolidated Statements of Cash Flows, Years Ended December
  31, 1994, 1995 and 1996...................................      F-7
Notes to Consolidated Financial Statements, Years Ended
  December 31, 1994, 1995
  and 1996..................................................      F-8
UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................     F-24
Condensed Consolidated Balance Sheet, June 30, 1997.........     F-25
Condensed Consolidated Statements of Earnings, Six Months
  Ended June 30, 1996 and
  1997......................................................     F-26
Condensed Consolidated Statements of Cash Flows, Six Months
  Ended June 30, 1996 and 1997..............................     F-27
Notes to Condensed Consolidated Financial Statements, Six
  Months Ended June 30, 1997................................     F-28
AUDITED CONDENSED PARENT COMPANY FINANCIAL STATEMENTS:
Report of Independent Public Accountants....................     F-30
Independent Auditors' Report................................     F-31
Condensed Balance Sheets, December 31, 1995 and 1996........     F-32
Condensed Statements of Earnings, Years Ended December 31,
  1994, 1995 and 1996.......................................     F-33
Condensed Statements of Cash Flows, Years Ended December 31,
  1994, 1995 and 1996.......................................     F-34
Notes to Condensed Financial Statements, Years Ended
  December 31, 1994, 1995 and 1996..........................     F-35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have audited the accompanying consolidated balance sheets of Coho Energy, Inc. (a Texas corporation) and subsidiaries for the years ended December 31, 1996 and 1995, and the related consolidated statements of earnings, shareholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coho Energy, Inc. and subsidiaries for the years ended December 31, 1996 and 1995, and the results of their operations and their cash flows for the years then ended in conformity with generally accepted accounting principles.

     We have also audited the adjustments described in Note 2 that were applied to restate the 1994 financial statements. In our opinion, such adjustments are appropriate and have been properly applied.

                                            Arthur Andersen LLP

Dallas, Texas
February 21, 1997

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have audited the accompanying consolidated statement of earnings, shareholders' equity, and cash flows of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements of Coho Energy, Inc. and subsidiaries referred to above present fairly, in all material respects, the results of their operations and their cash flows for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                            KPMG Peat Marwick LLP

Dallas, Texas
February 24, 1995

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                  DECEMBER 31
                                                              --------------------
                                                                1995        1996
                                                              --------    --------
Current assets
  Cash and cash equivalents.................................  $  1,430    $  1,864
  Accounts receivable, principally trade....................     5,049      11,884
  Deferred income taxes.....................................       973         913
  Investment in marketable securities.......................        --       1,962
  Other current assets......................................       869         995
  Net assets of discontinued operations (note 2)............    17,421          --
                                                              --------    --------
                                                                25,742      17,618
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 3)..................................................   175,899     210,212
Other assets................................................     2,401       2,211
                                                              --------    --------
                                                              $204,042    $230,041
                                                              ========    ========
                       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, principally trade.......................  $  4,108    $  5,752
  Accrued liabilities and other payables....................     6,933       5,043
  Current portion of long term debt (note 4)................       268         161
                                                              --------    --------
                                                                11,309      10,956
Long term debt, excluding current portion (note 4)..........   107,403     122,777
Deferred income taxes (note 5)..............................    11,009      14,842
                                                              --------    --------
                                                               129,721     148,575
                                                              --------    --------
Commitments and contingencies (note 9)
Shareholders' equity (note 8)
  Preferred stock, par value $0.01 per share Authorized
     10,000,000 shares, none issued.........................
  Common stock, par value $0.01 per share Authorized
     50,000,000 shares Issued 20,165,263 and 20,347,126
     shares at December 31, 1995 and 1996, respectively.....       202         203
  Additional paid-in capital................................    82,278      83,516
  Retained deficit..........................................    (8,159)     (2,253)
                                                              --------    --------
          Total shareholders' equity........................    74,321      81,466
                                                              --------    --------
                                                              $204,042    $230,041
                                                              ========    ========

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                 YEAR ENDED DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
Operating revenues
  Crude oil and natural gas production (note 10)............  $26,464    $40,903    $54,272
                                                              -------    -------    -------
Operating expenses
  Crude oil and natural gas production......................    7,840     10,514     11,277
  Taxes on oil and gas production...........................    1,532      1,943      2,598
  General and administrative................................    3,435      5,400      7,264
  Restructuring expenses (note 12)..........................      973         --         --
  Depletion and depreciation................................    9,989     14,717     16,280
                                                              -------    -------    -------
          Total operating expenses..........................   23,769     32,574     37,419
                                                              -------    -------    -------
Operating income (loss).....................................    2,695      8,329     16,853
                                                              -------    -------    -------
Other income and expenses
  Interest and other income.................................      218         92      1,012
  Interest expense..........................................   (4,190)    (8,140)    (8,476)
                                                              -------    -------    -------
                                                               (3,972)    (8,048)    (7,464)
                                                              -------    -------    -------
Earnings (loss) from continuing operations before income
  taxes.....................................................   (1,277)       281      9,389
                                                              -------    -------    -------
Income taxes (note 5)
  Current (recovery) expense................................      (11)       457       (411)
  Deferred (reduction) expense..............................     (292)      (345)     3,894
                                                              -------    -------    -------
                                                                 (303)       112      3,483
                                                              -------    -------    -------
Net earnings (loss) from continuing operations..............     (974)       169      5,906
Discontinued operations (note 2)
  Income (loss) from discontinued marketing and
     transportation operations (less applicable income tax
     expense (benefit) of $(417) and $1,384 in 1994 and
     1995, respectively.....................................     (680)     1,611         --
                                                              -------    -------    -------
Net earnings (loss).........................................   (1,654)     1,780      5,906
Dividends on preferred stock................................      (86)      (944)        --
                                                              -------    -------    -------
Net earnings (loss) applicable to common stock..............  $(1,740)   $   836    $ 5,906
                                                              =======    =======    =======
Earnings (loss) from continuing operations per common
  share.....................................................  $ (0.07)   $  (.02)   $   .29
                                                              =======    =======    =======
Earnings (loss) per common share............................  $ (0.12)   $   .05    $   .29
                                                              =======    =======    =======

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                    (IN THOUSANDS, EXCEPT NUMBERS OF SHARES)

                                              NUMBER OF
                                               COMMON               ADDITIONAL   RETAINED
                                               SHARES      COMMON    PAID-IN     EARNINGS
                                             OUTSTANDING   STOCK     CAPITAL     (DEFICIT)    TOTAL
                                             -----------   ------   ----------   ---------   -------
Balance at December 31, 1993...............  14,007,302     $140     $51,394      $(7,255)   $44,279
  Issued on
     (i) Acquisition of Interstate Natural
         Gas Company.......................   2,775,000       28      13,847           --     13,875
     (ii) Exercise of Employee Stock
          Options..........................         623       --           2           --          2
  Net Loss.................................          --       --          --       (1,654)    (1,654)
  Dividends on preferred stock.............          --       --          --          (86)       (86)
                                             ----------     ----     -------      -------    -------
Balance at December 31, 1994...............  16,782,925      168      65,243       (8,995)    56,416
  Issued on
     (i) Exchange of preferred stock (note
         7)................................   3,225,000       32      16,093           --     16,125
     (ii) Satisfaction of accrued preferred
       dividends (note 7)..................     157,338        2         942           --        944
  Net earnings.............................          --       --          --        1,780      1,780
  Dividends on preferred stock.............          --       --          --         (944)      (944)
                                             ----------     ----     -------      -------    -------
Balance at December 31, 1995...............  20,165,263      202      82,278       (8,159)    74,321
  Issued on
     (i) Exercise of Employee Stock
       Options.............................      81,863       --         414           --        414
     (ii) Acquisition of working
       interest............................     100,000        1         824           --        825
  Net earnings.............................          --       --          --        5,906      5,906
                                             ----------     ----     -------      -------    -------
  Balance at December 31, 1996.............  20,347,126     $203     $83,516      $(2,253)   $81,466
                                             ==========     ====     =======      =======    =======

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                   YEAR ENDED DECEMBER 31
                                                              --------------------------------
                                                                1994        1995        1996
                                                              --------    --------    --------
Cash flows from operating activities
  Net earnings (loss).......................................  $ (1,654)   $  1,780    $  5,906
  Adjustments to reconcile net earnings (loss) to net cash
     provided (used) by operating activities:
     Depletion and depreciation.............................    10,074      15,876      16,280
     Deferred income taxes..................................      (709)        653       3,894
     Amortization of debt issue costs and other.............       217         918         271
  Changes in:
     Accounts receivable....................................    (1,233)     (4,696)     (6,983)
     Inventory..............................................     1,803       2,060          --
     Accounts payable and accrued liabilities...............    (6,260)     (3,221)         40
     Other assets...........................................    (1,524)       (872)       (489)
     Investment in marketable securities....................        --          --      (1,512)
     Deferred income taxes and other current liabilities....       287         337        (560)
     Deferred hedging gain..................................    (1,683)         --          --
                                                              --------    --------    --------
Net cash provided (used) by operating activities............      (682)     12,835      16,847
                                                              --------    --------    --------
Cash flows from investing activities
  Property and equipment....................................   (19,503)    (29,970)    (52,384)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................       428         986        (902)
  Cash included in net assets of discontinued operations....        --        (352)         --
  Proceeds on sale of property and equipment................        --          --      21,476
Net non cash assets of acquired company (note 6)............   (12,549)         --          --
                                                              --------    --------    --------
Net cash used in investing activities.......................   (31,624)    (29,336)    (31,810)
                                                              --------    --------    --------
Cash flows from financing activities
  Increase in long term debt................................    37,567      19,140      52,600
  Repayment of long term debt...............................    (7,500)     (1,822)    (37,617)
  Increase in gas storage loan..............................        --       4,000          --
  Repayment of gas storage loan.............................        --      (5,000)         --
  Proceeds from exercised stock options.....................        --          --         414
  Issuance of common stock..................................         2          --          --
  Dividends on preferred stock..............................       (86)         --          --
                                                              --------    --------    --------
Net cash provided by financing activities...................    29,983      16,318      15,397
                                                              --------    --------    --------
Net increase (decrease) in cash and cash equivalents........    (2,323)       (183)        434
Cash and cash equivalents at beginning of year..............     3,936       1,613       1,430
                                                              --------    --------    --------
Cash and cash equivalents at end of year....................  $  1,613    $  1,430    $  1,864
                                                              ========    ========    ========

          See accompanying Notes to Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     Coho Energy, Inc. ("CEI") was incorporated in June 1993 as a Texas corporation and conducts a majority of its operations through its subsidiary, Coho Resources, Inc. ("CRI"), and its subsidiaries (collectively the "Company"). Prior to September 29, 1993, CRI was a publicly held company of which Coho Resources Limited, a publicly held Alberta, Canada Company ("CRL"), held a 68% ownership interest. As a result of a reorganization effective on September 29, 1993 (the "1993 Reorganization"), CRI and CRL became wholly-owned subsidiaries of CEI.

  Principles of Presentation

     These consolidated financial statements have been prepared in conformity with generally accepted accounting principles as presently established in the United States and include the accounts of CEI as successor to CRI, and its subsidiaries. All significant intercompany balances and transactions have been eliminated. Certain reclassifications have been made to the prior year statements to conform with the current year presentation.

     Substantially all of the Company's exploration, development and production activities are conducted in the United States and Tunisia jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

  Cash Equivalents

     For purposes of reporting cash flows, cash and cash equivalents include cash and highly liquid debt instruments purchased with an original maturity of three months or less.

  Marketable Securities

     In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Instruments in Debt and Equity Securities," the Company has classified all equity securities as trading securities and adjusted such securities to market value at the end of each period. Unrealized gains and losses on trading securities are reported in earnings. Trading securities, as of December 31, 1996, had a fair value of $1,962,000 and gross unrealized gains of $722,000.

  Crude Oil and Natural Gas Properties

     The Company's crude oil and natural gas producing activities, substantially all of which are in the United States, are accounted for using the full cost method of accounting. Accordingly, the Company capitalizes all costs incurred in connection with the acquisition of crude oil and natural gas properties and with the exploration for and development of crude oil and natural gas reserves, including related gathering facilities. All internal corporate costs relating to crude oil and natural gas producing activities are expensed as incurred. Proceeds from disposition of crude oil and natural gas properties are accounted for as a reduction in capitalized costs, with no gain or loss recognized unless such dispositions involve a significant alteration in the depletion rate in which case the gain or loss is recognized.

     Depletion of crude oil and natural gas properties is provided using the equivalent unit-of-production method based upon estimates of proved crude oil and natural gas reserves and production which are converted to a common unit of measure based upon their relative energy content. Unproved crude oil and natural gas

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

properties are not amortized but are individually assessed for impairment. The costs of any impaired properties are transferred to the balance of crude oil and natural gas properties being depleted. Estimated future site restoration and abandonment costs are charged to earnings at the rate of depletion of proved crude oil and natural gas reserves and are included in accumulated depletion and depreciation.

     In accordance with the full cost method of accounting, the net capitalized costs of crude oil and natural gas properties as well as estimated future development, site restoration and abandonment costs are not to exceed their related estimated future net revenues discounted at 10%, net of tax considerations, plus the lower of cost or estimated fair value of unproved properties.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Impairment of Long-Lived Assets

     During fiscal year 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived-Assets To Be Disposed Of." The Company has no assets which meet the test for impairment.

  Other Assets

     Other assets generally include deferred financing charges which are amortized over the term of the related financing under the effective interest rate method.

  Stock-Based Compensation

     Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to apply Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations to account for stock-based compensation. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

  Earnings Per Common Share

     Earnings per common share are based upon the weighted average number of common shares outstanding (including common shares plus, when their effect is dilutive, common stock equivalents consisting of stock options) for the years ended (1994 -- 14,190,029; 1995 -- 17,931,993; 1996 -- 20,457,398) after consideration of preferred dividends.

  Income Taxes

     The Company accounts for income taxes in accordance with FASB Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

  Hedging Activities

     Periodically, the Company enters into futures contracts which are traded on the stock exchanges in order to fix the price on a portion of its crude oil and natural gas production. Changes in the market value of crude oil and natural gas futures contracts are reported as an adjustment to revenues in the period in which the hedged production or inventory is sold. The gain or loss on the Company's hedging transactions is determined as the difference between the contract price and a reference price, generally closing prices on the New York Mercantile Exchange.

  Revenue Recognition Policy

     Revenues generally are recorded when products have been delivered and services have been performed. Natural gas transportation revenues are recognized based upon contractual terms and the related transported volume.

2. DISCONTINUED OPERATIONS

     On April 3, 1996, the Company's wholly owned subsidiary, Interstate Natural Gas Company ("ING"), sold the stock of three wholly-owned subsidiaries that comprised its natural gas marketing and transportation segment to an unrelated third party for cash of $19.5 million, the assumption of net liabilities of approximately $2.3 million and the payment of taxes of up to $1.2 million generated as a result of the tax treatment of the transaction. The marketing and transportation segment is accounted for as discontinued operations, and accordingly, its operations are segregated in the accompanying statements of operations.

     Revenues of the marketing and transportation segment were $7,965,000 and $71,773,000 for 1994 and 1995, respectively. Certain expenses have been allocated to discontinued operations, including interest expense, which was allocated on the ratio of net assets discontinued to the total net assets acquired from ING applied to the $20 million of cash borrowed to acquire ING.

     The components of net assets of discontinued operations included in the Consolidated Balance Sheet as of December 31, 1995, were as follows:

Cash........................................................  $   352
Accounts receivable.........................................   11,606
Inventory...................................................    2,555
Other current assets........................................    1,682
Property, plant and equipment, net..........................   21,054
Accounts payable............................................   (6,400)
Accrued liabilities.........................................   (2,821)
Gas storage loan............................................   (4,000)
Other liabilities...........................................   (5,318)
Deferred income taxes.......................................   (1,289)
                                                              -------
                                                              $17,421
                                                              =======

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

3. PROPERTY AND EQUIPMENT

                                                                   DECEMBER 31
                                                              ----------------------
                                                                1995         1996
                                                              ---------    ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 278,197    $ 328,836
Accumulated depletion and depreciation......................   (102,298)    (118,624)
                                                              ---------    ---------
                                                              $ 175,899    $ 210,212
                                                              =========    =========

     Overhead expenditures directly associated with exploration for and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totalled $1,371,000, $1,788,000 and $2,452,000 in 1994, 1995 and 1996, respectively.

     During 1994, 1995 and 1996, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     Unproved crude oil and natural gas properties totalling $6,254,000 and $8,284,000 at December 31, 1995 and 1996, respectively, have been excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

     Depletion and depreciation expense per equivalent barrel of production was $4.78, $4.38 and $4.55 in 1994, 1995 and 1996, respectively.

4. LONG TERM DEBT

                                                                1995        1996
                                                              --------    --------
Revolving credit facility...................................  $103,400    $120,500
Promissory notes............................................     4,190       2,323
Other.......................................................       485         234
                                                              --------    --------
                                                               108,075     123,057
Unamortized discount on promissory notes....................      (404)       (119)
Current maturities on long term debt........................      (268)       (161)
                                                              --------    --------
                                                              $107,403    $122,777
                                                              ========    ========

  Revolving Credit Facility

     In August 1992, the Company established a revolving credit and term loan facility with a group of international and domestic financial institutions. The agreement, as amended and restated ("the Restated Credit Agreement"), provides a maximum facility of $250 million for general corporate purposes. The amount actually available to the Company ("Borrowing Base") is determined on the basis of a discounted present value attributable to the Company's proved crude oil and natural gas properties as determined from time to time by the Company's lenders. As of December 31, 1996, the Borrowing Base was $150 million, with an additional $20 million immediately available to the Company to provide bridge financing for acquisitions. The Borrowing Base is redetermined semi-annually by the group of financial institutions. Outstanding advances as of December 31, 1996, were $120.5 million. The Company also has letters of credit aggregating $2.3 million outstanding under the revolving credit facility as of December 31, 1996, to secure the promissory notes, leaving $27.2 million in available borrowing under the credit facility for general corporate purposes. The Restated Credit Agreement permits advances and repayments until January 1, 2000, at which time the outstanding advances will convert to a non-revolving term facility. The repayment of all advances is

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

guaranteed by Coho Energy, Inc. and outstanding advances are secured by substantially all of the assets of the Company.

     Loans under the Restated Credit Agreement bear interest, at the option of the Company, at Prime or a Eurodollar rate plus a maximum of 1.5% (currently 1.375%) and are secured by a lien on substantially all of the Company's crude oil and natural gas properties and the capital stock of the Company's wholly-owned subsidiaries. In January 2000, the loan converts to a non-revolver term facility requiring quarterly repayments until fully repaid in 2003. If the outstanding amount of the loan exceeds the Borrowing Base at any time, the Company is required to either provide collateral with value equal to such excess or prepay the principal amount of the notes equal to such excess in five (5) equal monthly installments provided the entire excess shall be paid prior to the immediately succeeding redetermination date. The fee on the portion of the unused credit facility is .375% per annum. The commitment fee applicable to increases from time to time in the Borrowing Base is .375% of the incremental Borrowing Base amount.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense as well as current assets to current liabilities, (iii) limitations on the Company's and CRI's ability to incur additional debt, and (iv) restrictions on the payment of dividends.

  Promissory Notes

     In August 1995, the Company entered into noninterest bearing promissory notes aggregating $4.2 million ($3.8 million net of discount based on an imputed interest rate of 8.13%) due in two installments of $1.9 million in August 1996 and $2.3 million in August 1997 in connection with the Brookhaven Acquisition (note 6). At December 31, 1996, the $2.3 million due in August 1997 remains outstanding and is classified as long term debt due to the Company's intent to borrow funds under the long term credit facility for such payments. The remaining promissory notes are fully secured by letters of credit issued under the Company's revolving credit.

  Debt Repayments

     Assuming the Borrowing Base for the revolving credit facility is not reduced below the current loan balance outstanding and the maturity dates of the loans are not extended, estimated aggregate principal repayments for each of the next five years are as follows: ; 1997 -- $161,000; 1998 -- $57,000; 1999 --
$16,000; 2000 -- $35,092,000; 2001 -- $35,092,000 and $52,639,000 thereafter.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

5. INCOME TAXES

     Deferred income taxes are recorded based upon differences between financial statement and income tax basis of assets and liabilities. The tax effects of these differences which give rise to deferred income tax assets and liabilities at December 31, 1995 and 1996, were as follows:

                                                               1995      1996
                                                              -------   -------
DEFERRED TAX ASSETS
  Net operating loss carryforwards..........................  $28,513   $26,087
  Alternative minimum tax credit carryforwards..............      758     1,866
  Employee benefits.........................................      170        46
  Other.....................................................      171       (46)
                                                              -------   -------
  Total gross deferred tax assets...........................   29,612    27,953
  Less valuation allowance..................................   (3,679)   (4,150)
                                                              -------   -------
  Net deferred tax assets...................................   25,933    23,803
                                                              -------   -------
DEFERRED TAX LIABILITIES
  Property and equipment, due to differences in depletion
     and depreciation.......................................   35,969    37,732
                                                              -------   -------
NET DEFERRED TAX LIABILITY..................................  $10,036   $13,929
                                                              =======   =======

     The valuation allowance for deferred tax assets as of December 31, 1995 and 1996 includes $2,035,000 and $2,052,000, respectively, related to Canadian deferred tax assets.

     To determine the amount of net deferred tax liability it is assumed no future capital expenditures will be incurred other than the estimated expenditures to develop the Company's proved undeveloped reserves.

     The following table reconciles the differences between recorded income tax expense and the expected income tax expense obtained by applying the basic tax rate to earnings (loss) before income taxes:

                                                              1994     1995    1996
                                                             -------   ----   -------
Earnings (loss) before income taxes from continuing
  operations...............................................  $(1,277)  $281   $ 9,389
                                                             =======   ====   =======
Expected income tax expense (recovery) (statutory
  rate -- 34%).............................................  $  (434)  $ 95   $ 3,192
State taxes -- deferred....................................      (66)   232      (353)
Federal benefit of state taxes.............................       22    (78)      120
Change in valuation allowance..............................      182   (168)      471
Other......................................................       (7)    31        53
                                                             -------   ----   -------
                                                             $  (303)  $112   $ 3,483
                                                             =======   ====   =======

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     At December 31, 1996, the Company had the following income tax carryforwards available to reduce future years' income for tax purposes:

                                                               EXPIRES    AMOUNT
                                                              ---------   -------
Net operating loss carryforwards for federal income tax
  purposes..................................................    1997      $ 1,723
                                                                1998        5,432
                                                                1999        1,727
                                                                2000        4,253
                                                                2001        3,015
                                                              2002-2010    51,049
                                                                          -------
                                                                          $67,199
                                                                          =======
Operating loss carryforwards for Canadian income tax
  purposes..................................................  1999-2003   $ 4,049
                                                                          =======
Operating loss carryforwards for federal alternative minimum
  tax purposes..............................................  2008-2010   $15,356
                                                                          =======
Federal alternative minimum tax credit carryforwards........     --       $ 1,866
                                                                          =======
Operating loss carryforwards for Mississippi income tax
  purposes..................................................    2010      $ 9,690
                                                                          =======
Operating loss carryforwards for Louisiana income tax
  purposes..................................................  2005-2011   $ 8,784
                                                                          =======

6. ACQUISITIONS

     On August 18, 1995, the Company acquired from a third party approximately 93% of the working interests in a unitized oil field containing 11 active wells and 159 inactive wells located in the Brookhaven field in Mississippi (the "Brookhaven Acquisition"). The total cost of the acquisition is $5.6 million in cash as follows: $1.4 million paid on the acquisition date: $1.9 million due in August 1996 and $2.3 million due in August 1997. The net cost was $5.1 million net of discount based on an imputed interest rate of 8.13% for the promissory notes due in 1996 and 1997. Only the $1.4 million cash portion of the acquisition cost is reflected in the consolidated statement of cash flows for the year ended December 31, 1995 (the year of acquisition).

     On December 8, 1994, the Company acquired all of the capital stock of ING. ING, through its subsidiaries, was a privately held natural gas producer, gatherer and pipeline company operating in Louisiana and Mississippi. Consideration paid by the Company for the acquisition of ING was $20 million cash, 2,775,000 common shares of the Company and 161,250 shares of redeemable preferred stock having an aggregate stated value of $16.1 million. The acquisition of ING was accounted for using the purchase method. Also, see Note 2, "Discontinued Operations" regarding the disposition of the marketing and transportation segment.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following unaudited pro forma information of the Company for the year ended December 31, 1994, has been prepared assuming the ING acquisition occurred on January 1, 1994. Such pro forma information is not necessarily indicative of what actually could have occurred had the acquisition taken place on January 1, 1994 and excludes the restructuring charges described in note 12.

                                                               1994
                                                              -------
Revenues....................................................  $38,602
Net earnings from continuing operations.....................      599
Net earnings................................................    1,175
Net earnings applicable to common stock.....................      150
Earnings per common share:
  Net earnings from continuing operations...................    $0.01
  Net earnings..............................................    $0.01

7. REDEEMABLE PREFERRED STOCK

     The redeemable preferred stock issued in connection with the acquisition of ING was non-voting and entitled to receive cumulative quarterly dividends at a coupon rate equal to the prime lending rate per annum (8.5% for the first quarter of 1995 and 9% for the second and third quarters of 1995). If the preferred stock were not redeemed by September 4, 1995, the coupon rate increased 1/2% per quarter to a maximum rate of 18% per annum. On August 30, 1995, the Company exchanged 3,225,000 shares of Common Stock for the 161,250 shares of Series A Preferred Stock with a stated value of $16,125,000 and issued 157,338 shares of Common Stock to the holders of the preferred stock to satisfy the accrued dividend obligation through August 30, 1995 of $944,000. These noncash transactions are not reflected in the consolidated statement of cash flows for the year ended December 31, 1995.

8. STOCK-BASED COMPENSATION

     Options to purchase the Company's common stock have been granted to officers, directors and key employees pursuant to the Company's 1993 Stock Option Plan and 1993 Non Employee Director Stock Option Plan, or assumed from the Company's subsidiaries in the 1993 Reorganization. The stock option plans provide for the issuance of five year options with a three year vesting period and a grant price equal to or above market value. A summary of the status of the Company's stock option plans at December 31, 1994, 1995 and 1996 and changes during the years then ended follows:

                                        1994                   1995                   1996
                                --------------------   --------------------   --------------------
                                            WTD AVG                WTD AVG                WTD AVG
                                 SHARES     EX PRICE    SHARES     EX PRICE    SHARES     EX PRICE
                                ---------   --------   ---------   --------   ---------   --------
Outstanding at January 1......  1,212,230     $5.83    1,533,813     $5.63    1,700,313     $5.56
  Granted.....................    380,000      4.99      166,500      4.98      202,000      5.19
  Exercised...................       (623)     3.48           --        --      (81,863)     5.05
  Canceled....................    (57,794)     5.06           --        --       (4,666)     5.43
                                ---------     -----    ---------     -----    ---------     -----
Outstanding at December 31....  1,533,813      5.63    1,700,313      5.56    1,815,784      5.55
                                ---------     -----    ---------     -----    ---------     -----
Exercisable at December 31....    652,657      5.85    1,048,402      5.75    1,390,118      5.69
Available for grant at
  December 31.................    243,170                 39,670                118,836

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     Significant option groups outstanding at December 31, 1996 and related weighted average price and life information follows:

                                                                  WTD. AVG.
                                        OPTIONS       OPTIONS     EXERCISE     REMAINING
             GRANT DATE               OUTSTANDING   EXERCISABLE     PRICE     LIFE (YEARS)
             ----------               -----------   -----------   ---------   ------------
June 13, 1996.......................     12,000            --       $6.63          5
February 22, 1996...................    150,000            --        5.13          6
January 8, 1996.....................     40,000            --        5.00          6
September 25, 1995..................     50,000        33,333        5.00          5
September 12, 1995..................     58,000        19,338        5.00          6
August 3, 1995......................     24,000        24,000        4.88          5
April 14, 1995......................     32,500        10,834        5.00          5
December 4, 1994....................    105,000        38,333        5.01          6
November 10, 1994...................    240,000       159,996        5.00          5
June 7, 1994........................    115,741       115,741        5.65          4
March 28, 1994......................      5,000         5,000        4.50          3
October 22, 1993....................    406,089       406,089        6.00          4
September 29, 1993..................    105,067       105,067        6.84          3
November 18, 1992...................      9,999         9,999        5.25          2
October 19, 1992....................    462,388       462,388        5.61          2

     The weighted average fair value at date of grant for options granted during 1995 and 1996 was $2.25 and $2.21 per option, respectively. The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                       1995     1996
                                                       -----    -----
Expected life (years)................................      5        5
Interest rate........................................   6.28%    5.37%
Volatility...........................................  43.43%   38.79%
Dividend yield.......................................     --       --

     Had compensation cost for these plans been determined consistent with FASB Statement No. 123, the Company's pro forma net income and earnings per share from continuing operations would have been as follows:

                                                                         1995     1996
                                                                         ----    ------
Net income (loss)          As reported.................................  $169    $5,906
                           Pro forma...................................  $(67)   $5,625
Income (loss) per share    As reported.................................  $.01    $  .29
                           Pro forma...................................  $ --    $  .27

9. COMMITMENTS AND CONTINGENCIES

     (a) In July, 1994, the Company, together with several other companies, was named as a defendant in a lawsuit filed in Jones County, Mississippi. The lawsuit, involves claims by a landowner for purported damages caused by naturally occurring radioactive materials at various wellsite locations on land leased by the Company in Mississippi. The plaintiff is seeking significant compensatory and punitive damages, including damages for "emotional distress." This lawsuit has been dormant for two years and the land involved has been remediated.

     Additionally, in 1996 the Company, together with several other companies, was named as a defendant in a number of lawsuits of the same nature as the July, 1994 lawsuit. All of the suits are principally identical and

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

seek damages for land damage, health hazard, mental and emotional distress, etc. None of the suits seek specific award amounts, but all seek punitive damages.

     In January 1996, the Company was named a defendant in a lawsuit filed in the Circuit Court of Jasper County, Mississippi. The lawsuit stems from the accidental death of an employee of an independent contractor doing work for the Company in late 1995. The plaintiffs are seeking compensatory and punitive damages. A subsequent lawsuit was filed by another employer of the independent contractor for injuries allegedly sustained during the accident.

     While the Company is not able to determine its exposure in the remaining suits at this time, the Company believes that the claims will have no material adverse effect on its financial position or results of operations.

     The Company is involved in various other legal actions arising in the ordinary course of business. While it is not feasible to predict the ultimate outcome of these actions or those listed above, management believes that the resolution of these matters will not have a material adverse effect, either individually or in the aggregate, on the Company's financial position or results of operations.

     (b) The Company has leased (i) 33,261 square feet of office space in Dallas, Texas under a non-cancelable lease extending through October 2000, (ii) 5,000 square feet of office space in Laurel, Mississippi under a non-cancelable lease extending through June 2000, and (iii) various vehicles under non-cancelable leases extending through March 1999. Rental expense totalled $321,000, $487,000 and $694,000 in 1994, 1995 and 1996, respectively. Minimum rentals payable under these leases for each of the next five years are as follows: 1997 -- $674,000; 1998 -- $603,000; 1999 -- $556,000; 2000 -- $449,000
and 2001 -- $0. Total rentals payable over the remaining terms of the leases are $2,282,000.

     (c) Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal, state and local environmental regulations governing emissions into the atmosphere, waste water discharges, solid and hazardous waste management activities, noise levels and site restoration and abandonment activities. The Company's policy is to make a provision for future site restoration charges on a unit-of-production basis. Total future site restoration costs are estimated to be $3,000,000, excluding the Monroe gas field discussed below. A total of $928,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1996.

     Certain governmental agencies are presently studying whether the oil and gas industry's practice of utilizing mercury meters poses any potential environmental problems that require more stringent regulation. Operators in the Monroe Field have been asked to monitor their operations and assist in gathering data. During 1995, the Company voluntarily negotiated a remediation plan with the governmental agencies responsible for the two wildlife refuges in the Monroe Field. Under the plan, the Company began removal of the mercury meters within the two wildlife refuges in 1996. The Company continues to cooperate with the various agencies in their studies. At this time, the Company believes that minor mercury spillages and leaks may have occurred in the past. However, the Company believes that such spillages and leaks are less than the amounts reportable under prior or existing statues and laws. The Company makes a provision for future site restoration charges on a unit-of-production basis for the Monroe field gas which is included in depletion and depreciation expense; a total of $705,000 has been included in depletion and depreciation expense with respect to such costs as of December 31, 1996.

     (d) The Company has entered into employment agreements with certain of its officers. In addition to base salary and participation in employee benefit plans offered by the Company, these employment agreements generally provide for a severance payment in an amount equal to two times the rate of total annual compensation of the officer in the event the officer's employment is terminated for other than cause. If the officer's employment is terminated for other than cause following a change in control in the Company, the

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

officer generally is entitled to a severance payment in the amount of 2.99 times the rate of total annual compensation of the officer.

     The officers' aggregate base salary and bonus portion of total annual compensation covered under such employment agreements is approximately $1.3 million.

     (e) The Company has entered into executive severance agreements with most of its other officers which are designed to encourage executive officers to continue to carry out their duties with the Company in the event of a change in control of the Company. In the event of the officer's employment is terminated for other than cause following a change of control, these severance agreements generally provide for a severance payment in an amount equal to 1.5 times the highest salary plus bonus paid to such officer in any of the five years preceding the year of termination.

     The highest salary plus bonus paid to the officers covered under such severance agreements during the preceding five year period would aggregate approximately $851,000.

     (f) In conjunction with the acquisition of ING and the 1993 reorganization (note 1), the Company has granted certain persons the right to require the Company, at its expense, to register their shares under the Securities Act of 1933. These registration rights may be exercised on up to 5 occasions. The number of shares of Common Stock subject to registration rights as of December 31, 1996, is approximately 6,157,000.

10. FINANCIAL INSTRUMENTS AND CREDIT RISK CONCENTRATIONS

     Financial instruments which are potentially subject to concentrations of credit risk consist principally of cash, cash equivalents and accounts receivable. Cash and cash equivalents are placed with high credit quality financial institutions to minimize risk. The carrying amounts of these instruments approximate fair value because of their short maturities. The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil and natural gas production. Included in operating revenues are gains (losses) of $1,075,000; $441,000 and $(5,908,000) for 1994, 1995 and 1996, respectively, resulting from these hedging programs. At December 31, 1996, the Company has 15,000 Mmbtu per day of natural gas production hedged for the months January through March 1997, at an average price of $3.07 per Mmbtu. The Company has also entered into certain arrangements which fix a minimum West Texas Intermediate ("WTI") price per barrel of $18.00 and a maximum WTI price of $21.30 for 4,000 barrels of oil production per day for the period January 1, 1997 through June 30, 1997 and arrangements which fix an average WTI price of $23.47 for 3,000 barrels of oil production per day for the period January 1, 1997 through March 31, 1997. At December 31, 1995 and 1996, the Company had deferred hedging losses of $335,000 and $-0-, respectively, attributable to crude oil and natural gas production.

     The stated value of long term debt approximates fair market value since the interest applicable to each instrument approximates market rates.

     During the year ended December 31, 1996, two purchasers of Coho's crude oil and natural gas, EOTT Energy Corp. ("EOTT") and Mid Louisiana Marketing Company (formerly a wholly owned subsidiary sold on April 3, 1996 -- see note 2), accounted for 66% and 15%, respectively, of Coho's receipt of operating revenues. In 1994 and 1995 Amerada Hess Corporation ("Amerada") accounted for 64% and 66%, respectively, of Coho's receipt of operating revenues. Included in accounts receivable is $1,767,000; $2,691,000 and $7,222,491 due from these customers at December 31, 1994, 1995 and 1996, respectively.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11. RELATED PARTY TRANSACTIONS

     (a) Corporations controlled by certain directors, officers and shareholders of the Company have participated with the Company in certain crude oil and natural gas joint ventures on the same terms and conditions as other industry partners. These transactions are summarized as follows:

                                                              1994    1995    1996
                                                              ----    ----    ----
Campco International Capital Ltd. (i)
  Net crude oil and natural gas revenues....................  $94     $219    $243
  Capital expenditures......................................   96       77     101
  Payable to (receivable from) CRI at the balance sheet
     date...................................................   26       (3)    (22)

---------------

(i) Campco International Capital Ltd. is a private company controlled by Frederick K. Campbell, a director of the Company.

     (b) In 1990, the Company made a non-interest bearing loan in the amount of $205,000 to Jeffrey Clarke, President, Chief Executive Officer and Director of the Company, to assist him in the purchase of a house in Dallas. The loan is unsecured, is repayable on the date Mr. Clarke ceases employment with the Company and is included in other assets at December 31, 1996.

     (c) Certain of the Company's hedging agreements are with an affiliate of the Company, Morgan Stanley Capital Group, which owns over 10% of the Company's outstanding common stock. Management of the Company believes that such transactions are on similar terms as could be obtained from unrelated third parties.

12. RESTRUCTURING EXPENSES

     Subsequent to the acquisition of ING, the Company reviewed the operations of the combined companies and identified opportunities to reduce administrative overhead and operating costs beyond the scope contemplated when the acquisition was made. In conjunction with the development and implementation of a plan to effect these cost savings, the Company has recorded a charge of $2,494,000 ($1,521,000 of which is included in discontinued operations -- see note 2) in the 1994 consolidated financial statements representing employee benefits, severance and outplacement service payments for 23 executive and administrative positions and 19 operating positions (primarily pipeline positions). During 1995 and 1996, the Company effectuated all 42 terminations and paid termination benefits totalling $2,062,000 and $412,000, respectively.

13. CASH FLOW INFORMATION

     Supplemental cash flow information is presented below:

                                                           1994      1995       1996
                                                          ------    -------    ------
Cash paid (received) during the period
  Interest..............................................  $4,118    $ 7,574    $8,259
  Income taxes..........................................  $  (11)   $(1,131)   $  478

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

14. CANADIAN ACCOUNTING PRINCIPLES

     These financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") as presently established in the United States. These principles differ in certain respects from those applicable in Canada. These differences would have affected net earnings (loss) as follows:

                                                            YEAR ENDED DECEMBER 31
                                                          ---------------------------
                                                           1994       1995      1996
                                                          -------    ------    ------
Net earnings (loss) based on US GAAP....................  $(1,654)   $1,780    $5,096
Adjustment to depletion based on difference in carrying
  value of oil and gas properties related to:
  ING acquisition (i)...................................       55       576       556
  Business combination with Odyssey Exploration, Inc.
     in 1990............................................     (211)     (198)     (178)
  Application of Canadian full cost ceiling test........     (569)     (535)     (482)
Deferred tax effect of adjustment above.................      246        53        35
                                                          -------    ------    ------
Net earnings (loss) based on Canadian GAAP..............  $(2,133)   $1,676    $5,027
                                                          =======    ======    ======
Net earnings (loss) per common share based on Canadian
  GAAP..................................................  $ (0.15)   $ 0.09    $ 0.25
                                                          =======    ======    ======

---------------

(i) Under FAS 109 in the United States, the Company was required to increase deferred income taxes and property and equipment by $8,355,000 for the deferred tax effect of the excess of the Company's tax basis of the stock acquired in the ING acquisition over the tax basis of the net assets of ING acquired (note 6). Under Canadian GAAP this adjustment is not required.

     The effect on the consolidated balance sheets of the differences between United States and Canadian GAAP is as follows:

                                                                                UNDER
                                                          AS       INCREASE    CANADIAN
                                                       REPORTED   (DECREASE)     GAAP
                                                       --------   ----------   --------
DECEMBER 31, 1996
  Property and Equipment.............................  $210,212    $ 2,191     $212,403
  Deferred Income Taxes..............................    14,842     (4,769)      10,073
  Shareholder's Equity...............................    81,466      6,961       88,427
DECEMBER 31, 1995
  Property and Equipment.............................  $175,899    $ 2,295     $178,194
  Deferred Income Taxes..............................    11,009     (4,733)       6,276
  Shareholder's Equity...............................    74,321      7,029       81,350

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

15. SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED)

                                                FIRST    SECOND     THIRD    FOURTH     TOTAL
                                               -------   -------   -------   -------   -------
1996
  Operating revenues.........................  $12,367   $12,938   $13,552   $15,415   $54,272
  Operating income...........................    3,576     3,738     4,182     5,357    16,853
  Net earnings...............................    1,035     1,103     1,326     2,442     5,906
  Net earnings per share.....................  $   .05   $   .06   $   .06   $   .12   $   .29
1995
  Operating revenues.........................  $ 9,402   $10,000   $10,418   $11,083   $40,903
  Operating income...........................    1,574     1,321     1,913     3,521     8,329
  Income (loss) from continuing operations...     (140)     (361)     (147)      817       169
  Income (loss) from discontinued
     operations..............................      317        26       113     1,155     1,611
  Net earnings (loss)........................      177      (335)      (34)    1,972     1,780
  Net earnings (loss) per share:
     Continuing Operations...................  $ (0.02)  $ (0.03)  $ (0.02)  $  0.04   $ (0.02)
     Discontinued operations.................     0.01     (0.01)     0.00      0.06      0.07
                                               -------   -------   -------   -------   -------
     Net income (loss) per share.............  $ (0.01)  $ (0.04)  $ (0.02)  $  0.10   $  0.05
                                               =======   =======   =======   =======   =======
1994
  Operating revenues.........................  $ 5,814   $ 6,280   $ 6,464   $ 7,906   $26,464
  Operating income...........................      766       824       968       137     2,695
  Income (loss) from continuing operations...       68       (24)      (85)     (933)     (974)
  Income (loss) from discontinued
     operations..............................       --        --        --      (680)     (680)
  Net earnings (loss)........................       68       (24)      (85)   (1,613)   (1,654)
  Net earnings (loss) per share:
     Continuing operations...................  $  0.00   $  0.00   $ (0.01)  $ (0.07)  $ (0.07)
     Discontinued operations.................       --        --        --     (0.05)    (0.05)
                                               -------   -------   -------   -------   -------
     Net income (loss) per share.............  $  0.00   $  0.00   $ (0.01)  $ (0.12)  $ (0.12)
                                               =======   =======   =======   =======   =======

     The per share figures are computed based on the weighted average number of shares outstanding for each period shown.

16. SUPPLEMENTAL INFORMATION RELATED TO OIL AND GAS ACTIVITIES

  (a) Costs Incurred

     Costs incurred for property acquisition, exploration and development activities were as follows:

                                                         1994       1995       1996
                                                       --------   --------   --------
Property acquisitions
  Proved.............................................  $ 52,277   $  7,294   $  1,139
  Unproved...........................................       692      2,253        986
Exploration..........................................     1,099      3,378      6,528
Development..........................................    16,469     19,194     41,091
Other................................................       305        677        894
                                                       --------   --------   --------
                                                       $ 70,842   $ 32,796   $ 50,638
                                                       ========   ========   ========
Property and equipment, net of accumulated
  depletion..........................................  $157,170   $175,899   $210,212
                                                       ========   ========   ========

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  (b) Quantities of Oil and Gas Reserves (unaudited)

     The following table presents estimates of the Company's proved reserves, all of which have been prepared by the Company's engineers and evaluated by independent petroleum consultants. Substantially all of the Company's crude oil and natural gas activities are conducted in the United States.

                                                              RESERVE QUANTITIES
                                                              ------------------
                                                                OIL        GAS
                                                              (MBBLS)    (MMCF)
                                                              -------    -------
Estimated reserves at December 31, 1993.....................  24,892      14,064
Revisions of previous estimates.............................   1,053        (205)
Purchase of reserves in place...............................     373      86,928
Extensions and discoveries..................................   3,174          --
Production..................................................  (1,977)       (670)
                                                              ------     -------
Estimated reserves at December 31, 1994.....................  27,515     100,117
Revisions of previous estimates.............................    (599)     14,639
Purchase of reserves in place...............................   1,786           9
Extensions and discoveries..................................   4,274         200
Production..................................................  (2,178)     (7,093)
                                                              ------     -------
Estimated reserves at December 31, 1995.....................  30,798     107,872
Revisions of previous estimates.............................  (1,913)     10,335
Purchase of reserves in place...............................     218          --
Extensions and discoveries..................................   8,186       1,571
Production..................................................  (2,467)     (6,646)
                                                              ------     -------
Estimated reserves at December 31, 1996.....................  34,822     113,132
                                                              ======     =======
Proved developed reserves at December 31,
     1994...................................................  19,800      87,166
     1995...................................................  23,478      94,878
     1996...................................................  24,089      98,936

  (c) Standardized Measure of Oil and Gas Reserves (unaudited)

     Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves.

     The following standardized measure of discounted future net cash flows was computed in accordance with the rules and regulations of the Securities and Exchange Commission and Financial Accounting Standards Board Statement No. 69 using year-end prices and costs, and year-end statutory tax rates. Royalty deductions were based on laws, regulations and contracts existing at the end of each period. No values are given to unproved properties or to probable reserves that may be recovered from proved properties.

     The inexactness associated with estimating reserve quantities, future production and revenue streams and future development and production expenditures, together with the assumptions applied in valuing future production, substantially diminishes the reliability of this data. The values so derived are not considered to be an estimate of fair market value. The Company therefore cautions against its simplistic use.

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following tabulation reflects the Company's estimated discounted future cash flows from crude oil and natural gas production:

                                                    1994         1995          1996
                                                  ---------    ---------    ----------
Future cash inflows.............................  $ 511,689    $ 766,196    $1,174,356
Future production costs.........................   (196,374)    (234,309)     (301,619)
Future development costs........................    (34,095)     (33,824)      (52,769)
                                                  ---------    ---------    ----------
Future net cash flows before income taxes.......    281,220      498,063       819,968
Annual discount at 10%..........................   (116,811)    (229,445)     (402,885)
                                                  ---------    ---------    ----------
Present value of future net cash flows before
  income taxes ("Present Value of Proved
  Reserves")....................................    164,409      268,618       417,083
Future income taxes discounted at 10%...........    (29,390)     (43,679)      (79,864)
                                                  ---------    ---------    ----------
Standardized measure of discounted future net
  cash flows....................................  $ 135,019    $ 224,939    $  337,219
                                                  =========    =========    ==========
December 31 West Texas Intermediate posted price
  ($ per Bbl)...................................  $   16.00    $   18.00    $    25.25
Estimated December 31 Company average realized
  price
  $/Bbl.........................................  $   13.01    $   15.69    $    22.02
  $/Mcf.........................................  $    1.58    $    2.54    $     3.53

     The following are the significant sources of changes in discounted future net cash flows relating to proved reserves:

                                                       1994        1995        1996
                                                     --------    --------    --------
Crude oil and natural gas sales, net of production
  costs............................................  $(17,092)   $(28,446)   $(46,305)
Net changes in anticipated prices and production
  costs............................................    29,548      93,551     128,960
Extensions and discoveries, less related costs.....    11,002      24,281      74,560
Changes in estimated future development costs......    (9,474)    (10,581)     (2,580)
Development costs incurred during the period.......    16,469      19,194       6,321
Net change due to sales and purchase of reserves in
  place............................................    50,741      10,409       1,108
Accretion of discount..............................     8,111      16,441      26,862
Revision of previous quantity estimates............     6,086      11,768      (1,643)
Net changes in income taxes........................   (20,824)    (14,289)    (36,185)
Changes in timing of production and other..........   (12,091)    (32,408)    (38,818)
                                                     --------    --------    --------
Net increase (decrease)............................    62,476      89,920     112,280
Beginning of year..................................    72,543     135,019     224,939
                                                     --------    --------    --------
End of year........................................  $135,019    $224,939    $337,219
                                                     ========    ========    ========

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.:

     We have reviewed the accompanying condensed consolidated balance sheet of Coho Energy Inc. (a Texas corporation) as of June 30, 1997, and the related condensed consolidated statements of earnings and cash flows for the six-month period then ended. These financial statements are the responsibility of the company's management.

     We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

     Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements referred to above for them to be in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

August 14, 1997

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                      CONDENSED CONSOLIDATED BALANCE SHEET
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                     ASSETS

                                                               JUNE 30,
                                                                 1997
                                                              -----------
                                                              (UNAUDITED)
Current assets
  Cash and cash equivalents.................................   $    936
  Accounts receivable, principally trade....................      7,908
  Deferred income taxes.....................................        913
  Other current assets......................................      1,002
                                                               --------
                                                                 10,759
Property and equipment, at cost net of accumulated depletion and depreciation, based on full cost accounting method
  (note 2)..................................................    234,545
Other assets................................................      1,980
                                                               --------
                                                               $247,284
                                                               ========

                  LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Accounts payable, principally trade.......................   $  7,167
  Accrued liabilities and other payables....................      5,649
  Current portion of long term debt.........................         61
                                                               --------
                                                                 12,877
Long term debt excluding current portion....................    132,350
Deferred income taxes.......................................     16,829
                                                               --------
                                                                162,056
                                                               --------
Commitments and contingencies (note 4)
Shareholders' equity
  Preferred stock, par value $0.01 per share Authorized
     10,000,000 shares, none issued.........................         --
  Common stock, par value $0.01 per share Authorized
     50,000,000 shares Issued and Outstanding 20,443,899
     shares.................................................        204
  Additional paid-in capital................................     84,092
  Retained earnings.........................................        932
                                                               --------
  Total shareholders' equity................................     85,228
                                                               --------
                                                               $247,284
                                                               ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                 CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                                               SIX MONTHS ENDED
                                                                   JUNE 30
                                                              ------------------
                                                               1996       1997
                                                              -------    -------
Operating revenues
  Net crude oil and natural gas production..................  $25,305    $29,521
Operating expenses
  Crude oil and natural gas production......................    5,541      6,113
  Taxes on crude oil and natural gas production.............    1,266      1,070
  General and administrative................................    3,299      3,623
  Depletion and depreciation................................    7,885      8,960
                                                              -------    -------
          Total operating expenses..........................   17,991     19,766
                                                              -------    -------
Operating income............................................    7,314      9,755
                                                              -------    -------
Other income and expenses
  Interest and other income.................................      510        149
  Interest expense..........................................   (4,233)    (4,682)
                                                              -------    -------
                                                               (3,723)    (4,533)
                                                              -------    -------
Earnings from operations before income taxes................    3,591      5,222
Income taxes expense........................................    1,453      2,037
                                                              -------    -------
Net earnings applicable to common stock.....................  $ 2,138    $ 3,185
                                                              =======    =======
Earnings per common share (note 3)..........................  $  0.11    $  0.15
                                                              =======    =======

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)
                                  (UNAUDITED)

                                                                SIX MONTHS ENDED
                                                                    JUNE 30
                                                              --------------------
                                                                1996        1997
                                                              --------    --------
Cash flows from operating activities
  Net earnings..............................................  $  2,138    $  3,185
     Adjustments to reconcile net earnings to net cash
      provided by operating activities:
       Depletion and depreciation...........................     7,885       8,960
       Deferred income taxes................................     1,345       1,987
       Amortization of debt issue costs and other items.....       425         275
     Changes in operating assets and liabilities:
       Accounts receivable and other assets.................    (2,265)      4,019
       Accounts payable and accrued liabilities.............       801      (3,067)
          Investment in marketable securities...............        --       1,962
                                                              --------    --------
  Net cash provided by operating activities.................    10,329      17,321
                                                              --------    --------
Cash flows from investing activities
  Property and equipment....................................   (24,199)    (33,294)
  Changes in accounts payable and accrued liabilities
     related to exploration and development.................     2,903       5,089
Net proceeds from sale of marketing and transportation
  operations................................................    21,509          --
                                                              --------    --------
Net cash provided by (used in) investing activities.........       213     (28,205)
                                                              --------    --------
Cash flows from financing activities
  Increase in long term debt................................    15,107      17,000
  Repayment of long term debt...............................   (26,706)     (7,621)
  Proceeds from exercise of stock options...................        36         577
                                                              --------    --------
Net cash provided by (used in) financing activities.........   (11,563)      9,956
                                                              --------    --------
Net increase (decrease) in cash and cash equivalents........    (1,021)       (928)
Cash and cash equivalents at beginning of period............     1,430       1,864
                                                              --------    --------
Cash and cash equivalents at end of period..................  $    409    $    936
                                                              ========    ========
Cash paid (received) during the period for:
  Interest..................................................  $  4,600    $  4,312
                                                              ========    ========
  Income taxes..............................................  $    533    $    639
                                                              ========    ========

     See accompanying Notes to Condensed Consolidated Financial Statements

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
                         SIX MONTHS ENDED JUNE 30, 1997
        (TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT WHERE NOTED)
                                  (UNAUDITED)

1. BASIS OF PRESENTATION

  General

     The accompanying condensed consolidated financial statements of Coho Energy, Inc. (the "Company") have been prepared without audit, in accordance with the rules and regulations of the Securities and Exchange Commission and do not include all disclosures normally required by generally accepted accounting principles or those normally made in annual reports on Form 10-K. All material adjustments, consisting only of normal recurring accruals, which, in the opinion of management, were necessary for a fair presentation of the results for the interim periods, have been made. The results of operations for the six month period ended June 30, 1997 are not necessarily indicative of the results to be expected for the full year. The condensed consolidated financial statements should be read in conjunction with the notes to the financial statements, that are included herein as part of the Company's annual report on Form 10-K for the year ended December 31, 1996.

2. PROPERTY AND EQUIPMENT

                                                              JUNE 30,
                                                                1997
                                                              ---------
Crude oil and natural gas leases and rights including
  exploration, development and equipment thereon, at cost...  $ 362,129
Accumulated depletion and depreciation......................   (127,584)
                                                              ---------
                                                              $ 234,545
                                                              =========

     Overhead expenditures directly associated with exploration and development of crude oil and natural gas reserves have been capitalized in accordance with the accounting policies of the Company. Such charges totalled $1,201,000 and $1,454,000 for the six months ended June 30, 1996 and 1997, respectively.

     During the six months ended June 30, 1996 and 1997, the Company did not capitalize any interest or other financing charges on funds borrowed to finance unproved properties or major development projects.

     At June 30, 1997, unproved crude oil and natural gas properties totalling $6,166,000, were excluded from costs subject to depletion. These costs are anticipated to be included in costs subject to depletion during the next three to five years.

3. EARNINGS PER SHARE

     Earnings per share have been calculated based on the weighted average number of shares outstanding (including common stock plus, when their effect is dilutive, common stock equivalents consisting of stock options) for the six months ended June 30, 1996 and 1997 of 20,336,803 and 20,991,484, respectively.

4. COMMITMENTS AND CONTINGENCIES

     The Company is a defendant in various legal proceedings and claims which arise in the normal course of business. Based on discussions with legal counsel, the Company does not believe that the ultimate resolution of such actions will have a significant effect on the Company's financial position; however, an unfavorable outcome could have a material adverse effect on the current year results.

     Like other crude oil and natural gas producers, the Company's operations are subject to extensive and rapidly changing federal and state environmental regulations governing emissions into the atmosphere, waste

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

      NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

water discharges, solid and hazardous waste management activities and site restoration and abandonment activities. The Company does not believe that any potential liability, in excess of amounts already provided for, would have a significant effect on the Company's financial position.

     The Company has entered into certain financial arrangements which act as a hedge against price fluctuations in future crude oil production. Gains and losses on these transactions are recorded in earnings when the future production sale occurs. The Company has 920,000 Mmbtu of natural gas production hedged over the period from July through September 1997, at an average price of $2.35 per Mmbtu. The Company has also entered into certain arrangements which fixes a minimum West Texas Intermediate ("WTI") price per barrel of $19.00 and a maximum WTI price per barrel of $23.90 for 4,000 barrels of oil production per day through December 31, 1997.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Shareholders of Coho Energy, Inc.

     Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule III is not a required part of the basic financial statements but is supplementary information required by the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas
February 21, 1997

           INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Coho Energy, Inc.:

     We have audited and reported separately herein on the consolidated financial statements of Coho Energy, Inc. and subsidiaries for the year ended December 31, 1994.

     Our audit was made for the purpose of forming an opinion on the basic financial statements of Coho Energy, Inc. taken as a whole. The supplementary information included in Schedule III is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

                                            KPMG PEAT MARWICK LLP

Dallas, Texas
February 24, 1995

                               COHO ENERGY, INC.
                                AND SUBSIDIARIES

                                  SCHEDULE III

                 CONDENSED FINANCIAL INFORMATION -- PARENT ONLY

     The following presents the condensed balance sheets as of December 31, 1996 and 1995 and statements of earnings and statements of cash flows for Coho Energy, Inc., the parent company, for the years ended December 31, 1996, 1995 and 1994.

                               COHO ENERGY, INC.
                                    (PARENT)

                            CONDENSED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                 DECEMBER 31
                                                              ------------------
                                                               1995       1996
                                                              -------    -------
CURRENT ASSETS
  CASH AND CASH EQUIVALENTS.................................  $     3    $   304
  DUE FROM SUBSIDIARIES.....................................    7,035      7,535
                                                              -------    -------
                                                                7,038      7,839
INVESTMENTS IN SUBSIDIARIES, at equity......................   67,303     73,632
                                                              -------    -------
                                                              $74,341    $81,471
                                                              =======    =======

                      LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable..........................................  $    20    $     5
                                                              -------    -------
SHAREHOLDERS' EQUITY
  Preferred stock, par value $0.01 per share
     Authorized 10,000,000 shares, none issued
  Common stock, par value $0.01 per share
     Authorized 50,000,000 shares
     Issued 20,165,263 and 20,347,126 shares at December 31,
      1995 and 1996, respectively...........................      202        203
  Additional paid-in capital................................   82,278     83,516
  Retained earnings (deficit)...............................   (8,159)    (2,253)
                                                              -------    -------
          Total shareholders' equity........................   74,321     81,466
                                                              -------    -------
                                                              $74,341    $81,471
                                                              =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                        CONDENSED STATEMENT OF EARNINGS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                       DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
OPERATING EXPENSES
  General and administrative................................  $   409    $   428    $   423
EQUITY IN (INCOME) LOSS OF SUBSIDIARIES.....................    1,245     (2,208)    (6,329)
                                                              -------    -------    -------
NET INCOME (LOSS)...........................................   (1,654)     1,780      5,906
DIVIDENDS ON PREFERRED STOCK................................      (86)      (944)       (--)
                                                              -------    -------    -------
NET INCOME (LOSS) APPLICABLE TO COMMON STOCK................  $(1,740)   $   836    $ 5,906
                                                              =======    =======    =======
INCOME (LOSS) PER COMMON SHARE..............................  $ (0.12)   $  0.05    $   .29
                                                              =======    =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                       CONDENSED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                 YEAR ENDED DECEMBER 31
                                                              -----------------------------
                                                               1994       1995       1996
                                                              -------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss).........................................  $(1,654)   $ 1,780    $ 5,906
  Adjustments to reconcile net income (loss) to net provided by operating activities:
     Equity in (income) loss of subsidiaries................    1,245     (2,208)    (6,329)
     Increase (decrease) in accounts payable................       88        (94)       (15)
                                                              -------    -------    -------
Net cash used in operating activities.......................     (321)      (522)      (438)
                                                              -------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Advances from (to) subsidiaries...........................      463        466        325
                                                              -------    -------    -------
Net cash provided by (used in) investing activities.........      463        466        325
                                                              -------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Issuance of common stock..................................        2         --         --
  Proceeds from stock options exercised.....................       --         --        414
  Dividends on preferred stock..............................      (86)        --         --
                                                              -------    -------    -------
Net cash provided by (used in) financing activities.........      (84)        --        414
                                                              -------    -------    -------
Increase (decrease) in cash.................................       58        (56)       301
Cash, at beginning of period................................        1         59          3
                                                              -------    -------    -------
Cash, at end of period......................................  $    59    $     3    $   304
                                                              =======    =======    =======

           See accompanying Notes to Condensed Financial Information

                                                                    SCHEDULE III

                               COHO ENERGY, INC.
                                    (PARENT)

                    NOTES TO CONDENSED FINANCIAL INFORMATION
              FOR THE YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

1. GENERAL

     The accompanying condensed financial information of Coho Energy, Inc. (the "Company") should be read in conjunction with the consolidated financial statements of the Company and its subsidiaries included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

2. COMMITMENTS AND CONTINGENCIES

     The Registrant has guaranteed $122,800,000 of debt related to unconsolidated subsidiaries under the Restated Credit Agreement described in note 4 to the consolidated financial statements of the Company.

     The Restated Credit Agreement contains certain financial and other covenants including (i) the maintenance of minimum amounts of shareholder's equity, (ii) maintenance of minimum ratios of cash flow to interest expense, as well as current assets to current liabilities, (iii) limitations on the Company's ability to incur additional debt, and (iv) restrictions on the payment of dividends. In the event of a change of control of the Company, as defined in the Restated Credit Agreement, at the discretion of the lenders, the loan may become immediately due and payable. At December 31, 1996, the Company was in compliance with all debt covenants.

3. REDEEMABLE PREFERRED STOCK

     The redeemable preferred stock issued in connection with the acquisition of a subsidiary corporation was non-voting and entitled to receive cumulative quarterly dividends at a coupon rate equal to the prime lending rate per annum (8.5% for the first quarter of 1995 and 9% for the second and third quarters of 1995). If the preferred stock were not redeemed by September 4, 1995, the coupon rate increased 1/2% per quarter to a maximum rate of 18% per annum. On August 30, 1995, the Company exchanged 3,225,000 shares of Common Stock for the 161,250 shares of Series A Preferred Stock with a stated value of $16,125,000 and issued 157,338 shares of Common Stock to the holders of the preferred stock to satisfy the accrued dividend obligation through August 30, 1995 of $944,000. These noncash transactions are not reflected in the statement of cash flows for the year ended December 31, 1995.

4. NON CASH INVESTING AND FINANCING ACTIVITIES

     On December 8, 1994, the Company and CRI acquired all of the capital stock of Interstate Natural Gas Company. The Company paid the following non-cash amounts for its share of the acquisition cost.

Common Stock (2,775,000 shares).............................  $13,875,000
Preferred Stock (161,250 shares)............................   16,125,000
                                                              -----------
                                                              $30,000,000
                                                              ===========

                      (This page intentionally left blank)

                                                                         ANNEX A

                                                                February 6, 1997

Coho Energy, Inc.
14785 Preston Road, Suite 860
Dallas, Texas 75240

Gentlemen:

     At your request, we have reviewed Coho Energy, Inc.'s (Coho) estimates of remaining recoverable proved reserves and estimated future cashflow as of December 31, 1996 attributable to the interests owned by its three wholly owned subsidiaries, Coho Resources, Inc., Coho Exploration, Inc. and Coho Louisiana Production Company (CLPC). Coho's reserve estimates were prepared based upon Securities and Exchange Commission (SEC) guidelines. When compared in total, Coho's reserve estimates do not differ materially from the estimates prepared by Ryder Scott. The properties reviewed by Ryder Scott Company Petroleum Engineers (Ryder Scott) consisted of various fields in Louisiana, Mississippi, Texas, and Offshore Texas. The estimated net proved reserves, estimated future net revenue and discounted future net revenue as of December 31, 1996 attributable to interests in the properties as estimated by Coho and reviewed by Ryder Scott, are summarized below.

                    ESTIMATED NET REMAINING PROVED RESERVES
                ATTRIBUTABLE TO LEASEHOLD AND ROYALTY INTERESTS
                     FOR PROPERTIES REVIEWED BY RYDER SCOTT
                            AS OF DECEMBER 31, 1996

                                                     PROVED NET            ESTIMATED FUTURE NET INCOME
                                                 REMAINING RESERVES                     M$
                                              -------------------------    ----------------------------
                                              OIL/CONDENSATE      GAS                       DISCOUNTED
                   FIELD                         MBARRELS        MMCF      UNDISCOUNTED       AT 10%
                   -----                      --------------    -------    -------------    -----------
Laurel......................................      14,573            463       196,224         102,547
Monroe......................................           0         97,545       289,589         119,423
Summerland..................................       5,849              0        68,681          34,786
Martinville.................................       4,490            651        75,628          46,689
Soso........................................       5,640              0        75,940          41,934
California..................................         102          8,573        30,416          18,703
North Padre.................................           0          5,365        14,980          12,396
Bentonia....................................         784              0        10,442           6,195
Glazier.....................................         574              0         7,669           4,055
Brookhaven..................................       2,803            316        49,593          29,663
AMWAR (Frio)................................           7            219           805             692
                                                  ------        -------       -------         -------
Total.......................................      34,822        113,132       819,967         417,083
Developed Reserves..........................      24,089         98,936       624,321         299,247
Undeveloped Reserves........................      10,733         14,196       195,646         117,836

     Oil and condensate volumes are expressed in standard 42 gallon barrels. All gas volumes are expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas where the gas reserves are located.

     The future net revenue is after the deduction of production taxes and costs. The costs are comprised of production taxes, the normal direct costs of operating the wells, ad valorem taxes, recompletion costs, and development costs. The future undiscounted net revenue is before the deduction of state and federal income taxes and general administrative overhead, and has not been adjusted for outstanding loans which may exist nor does it include any adjustment for cash on hand or undistributed income.

     Ryder Scott has made no attempt to account for any accumulated gas production imbalances that may exist.

     The gas reserves shown for the California Field also includes gas reserves for the Round Prairie Field. These gas reserves have been established by the drilling of several wells which were never produced due to being non-commercial at the time. Since new wells must be drilled to produce these reserves, they are placed in the undeveloped category. The gas contains a large amount of hydrogen sulfide and must be processed through a sulfur recovery plant to be marketable. Negotiations are currently underway to obtain space in an existing plant in order to market the gas and associated sulfur reserves. The anticipated future income from sulfur is included in the income quantities presented herein, although no sulfur reserves are shown.

     The proved reserves presented in this report comply with the Securities and Exchange Commission (SEC) Regulation S-X Part 210.4-10 Sec. (a) as clarified by subsequent Commission Staff Accounting Bulletins, and are based on the following definitions and criteria:

          Proved reserves of crude oil, condensate, natural gas, and natural gas liquids are estimated quantities that geological and engineering data demonstrate with reasonable certainty to be recoverable in the future from known reservoirs under existing conditions. Reservoirs are considered proved if economic producability is supported by actual production or formation tests. In certain instances, proved reserves are assigned on the basis of a combination of core analysis and electrical and other type logs which indicate the reservoirs are analogous to reservoirs in the same field which are producing or have demonstrated the ability to produce on a formation test. The area of a reservoir considered proved includes (1) that portion delineated by drilling and defined by fluid contacts, if any, and
     (2) the adjoining portions not yet drilled that can be reasonably judged as economically productive on the basis of available geological and engineering data. In the absence of data on fluid contacts, the lowest known structural occurrence of hydrocarbons controls the lower proved limit of the reservoir. Proved reserves are estimates of hydrocarbons to be recovered from a given date forward. They may be revised as hydrocarbons are produced and additional data become available. Proved natural gas reserves are comprised of non-associated, associated, and dissolved gas. An appropriate reduction in gas reserves has been made for the expected removal of natural gas liquids, for lease and plant fuel, and the exclusion of non-hydrocarbon gases if they occur in significant quantities and are removed prior to sale. Reserves that can be produced economically through the application of improved recovery techniques are included in the proved classification when these qualifications are met: (1) successful testing by a pilot project or the operation of an installed program in the reservoir provides support for the engineering analysis on which the project or program was based, and (2) it is reasonably certain the project will proceed. Improved recovery includes all methods for supplementing natural reservoir forces and energy, or otherwise increasing ultimate recovery from a reservoir, including (1) pressure maintenance, (2) cycling, and (3) secondary recovery in its original sense. Improved recovery also includes the enhanced recovery methods of thermal, chemical flooding, and the use of miscible and immiscible displacement fluids. Estimates of proved reserves do not include crude oil, natural gas, or natural gas liquids being held in underground storage. Depending on the status of development, these proved reserves are further subdivided into:

        (i) "developed reserves" which are those proved reserves reasonably expected to be recovered through existing wells with existing equipment and operating methods, including (a) "developed producing reserves" which are those proved developed reserves reasonably expected to be produced from existing completion intervals now open for production in existing wells, and (b) "developed non-producing reserves" which are those proved developed reserves which exist behind the casing of existing wells which are reasonably expected to be produced through these wells in the predictable future where the cost of making such hydrocarbons available for production should be relatively small compared to the cost of a new well; and

        (ii) "undeveloped reserves" which are those proved reserves reasonably expected to be recovered from new wells on undrilled acreage, from existing wells where a relatively large expenditure is required, and from acreage for which an application of fluid injection or other improved recovery technique is contemplated where the technique has been proved effective by actual tests in the area in the same reservoir. Reserves from undrilled acreage are limited to those drilling units offsetting productive units that are reasonably certain of production when drilled. Proved reserves for other undrilled units are included only where it can be demonstrated with reasonable certainty that there is continuity of production from the existing productive formation.

     Because of the direct relationship between volumes of proved undeveloped reserves and development plans, we include in the proved undeveloped category only reserves assigned to undeveloped locations that we have been assured will definitely be drilled and reserves assigned to the undeveloped portions of secondary or tertiary projects which we have been assured will definitely be developed.

     Coho furnished us with crude oil and natural gas prices in effect at December 31, 1996 and, in accordance with SEC regulations, Coho states that these prices were held constant to depletion of the properties in their cashflow projections. We were advised that the prices included in the report were based on the following posted prices for December 1996:

                                                          DECEMBER 1996
                                                          POSTED PRICE
                                                            $/BARREL
                                                          -------------
Mississippi Light Sweet.................................      24.25
Mississippi Light Sour..................................      21.75
Mississippi Heavy Sour..................................      20.45

     The price Coho receives will vary from the posted prices from property to property, due principally to variations in API gravity and contractual arrangements with the purchaser.

     Coho advises that year end natural gas prices, without escalation over the producing life of the reserves, were used in the evaluation of natural gas properties. For the largest natural gas property, Monroe Field in Louisiana, CLPC furnished us a price of $3.58 per MCF. Actual future prices may vary significantly from these December 1996 prices. Therefore, quantities of reserves actually recovered may differ significantly from the estimated quantities presented in this report.

     Operating costs for the leases and wells in this report are based on the operating expense reports of Coho and include only those costs directly applicable to the leases or wells. Development costs are based on authorizations for expenditure for the proposed work or current cost estimates for similar projects. The current operating and development costs were held constant throughout the life of the properties. Abandonment costs for these onshore properties were not considered because of their relative insignificance.

     Ryder Scott has not prepared independent projections of future production and income, but has relied on those prepared by Coho utilizing the data described herein without review.

     No deduction was made for indirect costs such as general administration and overhead expenses, loan repayments, interest expenses, and exploration and development prepayments.

  Review Procedure and Opinion

     In performing our review, we have relied upon data furnished by Coho with respect to property interests owned, production and well tests from examined wells, geological structural and isopach maps, well logs, core analyses, and pressure measurements. These data were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. Our review included such tests and procedures as we considered necessary under the circumstances to render the conclusions set forth herein.

     On an aggregate basis, Ryder Scott's estimates of remaining proved reserves for the properties reviewed did not differ materially from Coho's estimates; however, in certain fields there were proved reserve differences in excess of 10 percent. However, in Coho's three largest properties, Laurel, Summerland, and Monroe, Ryder Scott's and Coho's reserve estimates were within 10 percent. These three fields comprise in excess of 70 percent of Coho's reserves on a barrel of oil equivalent basis. There were also instances where differences for individual reservoirs or wells within a field existed; however, there generally were compensating factors such as being higher in one reservoir or well and lower in another. These variances were due to a difference in interpretation of data.

     In our opinion, Coho's estimates of the proved reserves, future net revenue and discounted future net revenue for its interests in the properties reviewed are, in the aggregate, reasonable and were prepared in accordance with generally accepted engineering and evaluation principles, and we found no bias in the utilization and analysis of data.

     Certain technical personnel of Coho are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and work papers in an orderly manner. We consulted with these technical personnel and had access to their work papers and supporting data in the course of our review.

  Reserve Estimates

     The reserves for the properties that we reviewed were estimated by performance methods, analogy or the volumetric method. The reserve estimates by the performance method utilized extrapolations of various historical data in those cases where such data were definitive. Reserves were estimated by the volumetric method in those cases where there were inadequate historical data to establish a definitive trend or where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

     The reserves presented herein, as estimated by Coho and reviewed by Ryder Scott, are estimates only and should not be construed as being exact quantities. They may or may not be actually recovered. Moreover, estimates of reserves may increase or decrease as a result of future operations.

     The future production rates from properties now on production may be more or less than estimated because of changes in market demand or allowables set by regulatory bodies. Properties which are not currently producing may start producing earlier or later than anticipated in our estimates of their future production rates.

     The future prices received by Coho for the sale of its production may be higher or lower than the prices used in this report as described above, and the operating costs and other costs relating to such production may also increase or decrease from existing levels; however, such possible changes in prices and costs were, in accordance with rules adopted by SEC, omitted from consideration in preparing this report.

  General

     The reserve estimates for the properties that we reviewed are based on data available through December 1996.

     Neither we nor any of our employees have any interest in the subject properties and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

     This report was prepared for the exclusive use of Coho and will not be released by Ryder Scott to any other parties without Coho's written permission. The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

                                            Very truly yours,

                                            RYDER SCOTT COMPANY
                                            PETROLEUM ENGINEERS

                                                /s/ HARRY J. GASTON, JR.
                                            ------------------------------------
                                                 Harry J. Gaston, Jr., P.E.
                                                         President